As confidentially submitted to the Securities and Exchange Commission on March 6, 2014

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tuniu Corporation

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	4700	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

Tel: +86 25 8685-3969

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[Law Debenture Corporate Services Inc.

400 Madison Avenue, Suite 4D

New York, New York 10017

+1 212 750-6474]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Matthew Bersani, Esq. Shuang Zhao, Esq. Shearman & Sterling LLP c/o 12/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 2978-8000

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Class A ordinary shares, par value US$0.0001 per share (2)(3)	US$	US$

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 with the Securities and Exchange Commission on , 2014 (Registration No.333- ). Each American depositary share represents Class A ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2014

                    American Depositary Shares

Tuniu Corporation

REPRESENTING             ORDINARY SHARES

Tuniu Corporation is offering             American depositary shares, or ADSs[, and the selling shareholders are offering             ADSs]. Each ADS represents             Class A ordinary shares, par value $0.0001 per share. This is our initial public offering and no public market currently exists for our ADSs or Class A ordinary shares. We anticipate the initial public offering price of our ADSs will be between $             and $             per ADS.

Upon the completion of this offering, we will have a dual class ordinary share structure. Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Holders of Class A and Class B ordinary shares will vote together as one class on all matters that require a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Upon the completion of this offering, our existing shareholders will own an aggregate of              Class B ordinary shares, which will represent              of the then total voting power of our outstanding shares.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

We have applied for the listing of our ADSs on the [NASDAQ Global Market/NYSE] under the symbol “TOUR.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 13.

PRICE $             AN ADS

	Price to public	Underwriting Discounts and Commissions	Proceeds before expenses to Company	[Proceeds before expenses to Selling Shareholders
Per ADS	$	$	$	$
Total	$	$	$	$	]

We [and the selling shareholders] have granted the underwriters the right to purchase up to an aggregate of              additional ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on             , 2014.

MORGAN STANLEY	CREDIT SUISSE	CHINA RENAISSANCE

            , 2014

[Page intentionally left blank for graphics]

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We [and the selling shareholders] are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until                     , 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read the entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, we commissioned iResearch Consulting Group, or iResearch, a third-party research firm, to prepare a report for the purpose of providing various industry and other information and illustrating our position in the leisure travel industry in China. Information from the report prepared by iResearch, or the iResearch Report, appears in “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview,” “Business” and other sections of this prospectus. We have taken such care as we consider reasonable in the reproduction and extraction of information from the iResearch Report and other third-party sources.

Our Business

We are a leading online leisure travel company in China. We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travelers. We ranked first in China’s online organized tours market as measured by transaction value in 2013, according to iResearch, a third-party research firm. We believe we are well positioned to benefit from the significant growth potential of China’s online leisure travel market, which is expected to grow at a compound annual growth rate, or CAGR, of 35.6% from 2013 to 2016 as measured by transaction value, according to iResearch.

We started offering packaged tours online in 2007, and are among the earliest Chinese companies that focus on the online leisure travel market. As an early mover in China’s online leisure travel market, we have sold over three million packaged tours since our inception. We offer packaged tours sourced from over 3,000 travel suppliers, covering over 70 countries as well as all popular tourist attractions in China. Our product portfolio consists of over 100,000 stock-keeping units, or SKUs, of organized tours, over 100,000 SKUs of self-guided tours, and tickets for over 1,000 domestic and overseas tourist attractions. Our core strength is in overseas leisure travel products and services, which contributed over 70% of our gross bookings in 2013.

We have established “Tuniu” as a trusted and widely recognized brand in leisure travel in China, powered by a compelling customer experience. Our online platform, which comprises our tuniu.com website and mobile platform, provides comprehensive product and travel information through user-friendly interfaces to enable leisure travelers to plan their travels and search for itineraries that best suit their needs. Our online platform contains travel guides featuring photos, information and recommendations for all destinations we cover, as well as user-generated content that serves as valuable references for other travelers. We have more than 850,000 customer reviews about our products and services and over 20,000 travel stories on our online platform.

To cultivate customer loyalty and ensure customer satisfaction, we complement our online platform with an extensive nationwide service network, including our centralized call center in Nanjing and 15 regional service centers across China. We have a team of over 400 well-trained tour advisors to closely assist customers through their booking process. We believe that our high-quality customer service has contributed to the continuous growth in our customer base. The total number of trips sold by us grew from approximately 850,000 in 2012 to approximately 1,280,000 in 2013.

Our recognized brand in leisure travel and growing customer base enable us to source a broad range of products from high-quality travel suppliers at competitive prices. We rigorously select our travel suppliers to ensure quality and reliability. We have developed our proprietary supply chain management system—N-booking system—to streamline our interactions with travel suppliers, allowing them to receive booking information real-time, more efficiently manage travel products and better understand customer preferences.

We have achieved significant growth in recent years. Our net revenues increased from RMB765.5 million in 2011 to RMB1,112.9 million in 2012 and further to RMB1,949.7 million (US$322.1 million) in 2013, representing a CAGR of 59.6%. We had a net loss of RMB91.9 million, RMB107.2 million and RMB79.6 million (US$13.2 million) in 2011, 2012 and 2013, respectively. We generally collect payments from our customers upon contract confirmation before we pay our travel suppliers, which allows us to generate positive cash flow from operations. Our net cash provided by operating activities was RMB36.3 million, RMB14.7 million and RMB116.7 million (US$19.3 million) in 2011, 2012 and 2013, respectively.

Our Industry

Demand for vacation, recreation and other forms of leisure travel has risen rapidly in China, driven by higher levels of disposable income, favorable government policies and growing interests in leisure activities. According to iResearch, the leisure travel industry in China, which primarily includes organized tours and self-guided tours, is expected to grow at a CAGR of 13.3% from RMB394.0 billion (US$65.1 billion) in 2013 to reach RMB573.0 billion (US$94.7 billion) in 2016, as measured by transaction value.

The online leisure travel market in China enjoys a significantly higher growth rate compared to the overall leisure travel industry due to the fragmented nature of China’s offline leisure travel market. China’s online leisure travel market is expected to grow at a CAGR of 35.6% from 2013 to 2016 to reach RMB75.5 billion (US$12.5 billion), according to iResearch. The penetration rate of China’s online leisure travel market remains low. The size of the online leisure travel market as a percentage of the overall leisure travel industry in China was only 7.7% in 2013 and is expected to reach 13.2% in 2016, according to iResearch.

The rapid growth of China’s online leisure travel market is mainly driven by the migration of leisure travel bookings from offline to online and the increasing popularity of overseas travel among Chinese consumers. Inefficiencies in offline leisure travel bookings, the increasing Internet and mobile Internet penetration and a surging trend of shopping online have all contributed to the growth in online leisure travel bookings. At the same time, rising disposable income, an expanding middle class, appreciating Renminbi and relaxing visa requirements are leading to the growth in overseas travel demand. As such, the online leisure travel market has been, and is expected to continue to be, the fastest growing segment in the online travel industry in China.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our strong market position:

•	leading online leisure travel company;

•	trusted brand powered by compelling customer experience;

•	comprehensive product offerings;

•	extensive supplier network and strong supply chain management expertise; and

•	robust technology capabilities.

Our Strategies

Our goal is to become Chinese consumers’ destination for leisure travel products and services. We aim to further expand our online leisure travel market share by pursuing the following strategies:

•	expand product offerings;

•	increase customer base and enhance customer loyalty;

•	strengthen supply chain management;

•	further pursue our mobile strategies;

•	continue to invest in technology infrastructure; and

•	pursue strategic alliances and acquisitions.

Our Challenges

The successful execution of our strategies is subject to risks and uncertainties related to our business and industry, including those relating to our ability to:

•	adapt to changes in the leisure travel industry in China;

•	continue to provide competitive travel products and services;

•	maintain the quality of customer services;

•	adequately control and ensure the quality of travel products and services sourced from our travel suppliers;

•	achieve and maintain profitability given our history of net losses;

•	adapt to the more stringent regulations on travel companies under the newly promulgated Tourism Law;

•	enhance our brand recognition;

•	manage the proceedings or claims arising from travel-related accidents or customer misconducts;

•	maintain the satisfactory performance of our online platform and management systems; and

•	expand our travel supplier network.

In addition, we face risks and uncertainties related to our corporate structure and doing business in China, including:

•	risks associated with our control over Nanjing Tuniu Technology Co., Ltd., or Nanjing Tuniu, which is based on contractual arrangements rather than equity ownership, including our ability to use and enjoy assets held by Nanjing Tuniu and its subsidiaries that are material to the operation of our business, such as the domain names and trademarks held by Nanjing Tuniu;

•	risks related to the potential conflicts of interest between the shareholders of Nanjing Tuniu and our company;

•	uncertainties associated with the interpretation and application of PRC regulations and policies, including those relating to the distribution of internet content in China; and

•	risks related to our ability to use the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries as a result of PRC regulations and governmental control of currency conversion.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Corporate History and Structure

We began our operation in China through Nanjing Tuniu, a PRC company formed in December 2006. In June 2008, we incorporated Tuniu Corporation under the laws of the Cayman Islands as our offshore holding company in order to facilitate international financing. In May 2011, we established our wholly-owned Hong Kong subsidiary, Tuniu (HK) Limited. Tuniu Corporation established a wholly-owned PRC subsidiary, Beijing Tuniu Technology Co., Ltd., or Beijing Tuniu, in September 2008. Tuniu (HK) Limited established another wholly-owned PRC subsidiary, Tuniu (Nanjing) Information Technology Co., Ltd., in August 2011, and acquired 100% of the equity interests in Beijing Tuniu in September 2011. Through Beijing Tuniu, we obtained control over Nanjing Tuniu by entering into a series of contractual arrangements, including purchase option agreement, equity interest pledge agreement, shareholders’ voting rights agreement, powers of attorney and cooperation agreement, with Nanjing Tuniu and the shareholders of Nanjing Tuniu. Nanjing Tuniu holds our Internet content provision license, or ICP license, as an Internet content provider and operates our website. Beijing Tuniu International Travel Service Co., Ltd. and Nanjing Tuniu International Travel Service Co. Ltd., both of which are Nanjing Tuniu’s subsidiaries, hold our operation permits for overseas travel business.

These contractual arrangements allow us to:

•	exercise effective control over Nanjing Tuniu;

•	receive substantially all of the economic benefits of Nanjing Tuniu; and

•	have an option to purchase all or part of the equity interests in Nanjing Tuniu when and to the extent permitted by PRC law.

We plan to increase the registered capital of Nanjing Tuniu in the near future to support its expanding business operations.

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities, as of the date of this prospectus:

(1)	Messrs. Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang hold 17.7%, 11.8%, 10.4%, 6.5%, 1.3%, 1.3% and 51.0% equity interests in Nanjing Tuniu, respectively. Among the shareholders of Nanjing Tuniu, Messrs. Dunde Yu and Haifeng Yan are founders, directors and ultimate shareholders of Tuniu Corporation. Messrs. Tong Wang, Jiping Wang, Xin Wen and Yongquan Tan are ultimate shareholders of Tuniu Corporation. Mr. Haifeng Wang is an employee of one of our preferred shareholders.

Corporate Information

Our principal executive offices are located at Tuniu Building, No.699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, People’s Republic of China. Our telephone number at this address is +86 25 8685-3969. Our registered office in the Cayman Islands is located at International Corporation Services Ltd., P.O. Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is [Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.] Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Our website is www.tuniu.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to this Prospectus

In this prospectus, unless otherwise indicated or the context otherwise requires,

•	“ADSs” refer to American depositary shares, representing our Class A ordinary shares; each ADS represents Class A ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“gross bookings” refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers;

•	“ordinary shares” refer to the Class A and Class B ordinary shares of Tuniu Corporation, par value US$0.0001 per share;

•	“preferred shares” refer to Series A, Series B, Series C and Series D preferred shares, par value US$0.0001 per share, of Tuniu Corporation;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“trips” refers to the number of packaged tours sold by us, including organized tours and self-guided tours; and

•	“we,” “us,” “our,” and “our company” refer to Tuniu Corporation, a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the consolidated affiliated entities, Nanjing Tuniu Technology Co., Ltd. and its subsidiaries.

The Offering

The following information assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs.

[ADSs offered by the selling shareholders	ADSs.]

Ordinary shares outstanding immediately after this offering	We will adopt a dual class ordinary share structure immediately prior to the completion of this offering. Immediately upon the completion of this offering, ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full) will be outstanding, comprised of (1) Class A ordinary shares, par value US$0.0001 per share (or Class A ordinary shares if the underwriters exercise their over-allotment option in full), and (2) Class B ordinary shares, par value US$0.0001 per share. Class B ordinary shares outstanding immediately after the completion of this offering will represent % of our total outstanding shares and % of the then total voting power (or % of our total outstanding shares and % of the then total voting power if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.0001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue Class A ordinary shares represented by our ADSs in this offering.

All of our existing ordinary shares will be redesignated as Class B ordinary shares and all of our outstanding preferred shares will be redesignated or automatically converted into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering.

All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share on all matters subject to shareholders’ vote.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equivalent number of Class A ordinary shares.

See “Description of Share Capital.”

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs to cover over-allotments.

Use of proceeds	Our net proceeds from this offering will be about US$ million, assuming an initial public offering price per ADS of US$ , the midpoint of the estimated public offering price range, and assuming no exercise of the underwriters’ over-allotment option.

We intend to use the net proceeds received by us from this offering for the following purposes:

•	approximately US$ million to expand our sales and marketing efforts;

•	approximately US$ million to strengthen our product development capabilities;

•	approximately US$ million to improve our technology infrastructure; and

•	the balance for general corporate purposes, including strategic investments in and acquisitions of complementary businesses, although we have not identified any near-term investment or acquisition targets.

See “Use of Proceeds” for additional information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	[We and all directors and officers and the holders of all of our outstanding ordinary shares and options] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed [NASDAQ Global Market/NYSE] symbol	We have applied to have the ADSs listed on the [NASDAQ Global Market/NYSE] under the symbol “TOUR.” Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2014.

Depositary

[Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons.]

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our ADSs.

Summary Consolidated Financial Data and Operating Data

The following summary consolidated statements of comprehensive loss data (other than ADS data) and summary consolidated statements of cash flow for the years ended December 31, 2011, 2012 and 2013 and the summary consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
Organized tours	751,388	1,075,094	1,892,826	312,673
Self-guided tours	17,559	32,359	48,901	8,078
Others	2,667	12,875	20,744	3,426

Total revenues	771,614	1,120,328	1,962,471	324,177
Less: Business and related taxes	(6,071)	(7,447)	(12,784)	(2,112)

Net revenues	765,543	1,112,881	1,949,687	322,065
Cost of revenues	(741,716)	(1,073,732)	(1,829,665)	(302,239)

Gross profit	23,827	39,149	120,022	19,826

Operating expenses:
Research and product development	(21,386)	(33,370)	(38,994)	(6,441)
Sales and marketing	(50,589)	(57,994)	(110,071)	(18,182)
General and administrative	(53,877)	(62,006)	(69,679)	(11,510)
Other operating income	1,651	775	1,689	278

Loss from operations	(100,374)	(113,446)	(97,033)	(16,029)

Other income/(expenses):
Interest income	2,287	7,432	16,163	2,670
Foreign exchange related gains/(losses), net	6,529	(741)	1,286	213
Other loss, net	(392)	(357)	(48)	(8)

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Summary Consolidated Statements of Comprehensive Loss Data:
Loss before provision for income taxes	(91,950)	(107,112)	(79,632)	(13,154)
Provision for income taxes	—	(78)	—	—

Net loss	(91,950)	(107,190)	(79,632)	(13,154)

Deemed dividends to preferred shareholders	(30,929)	—	(59,428)	(9,817)
Net loss attributable to ordinary shareholders	(122,879)	(107,190)	(139,060)	(22,971)

Net loss per ordinary share attributable to ordinary shareholders
Basic	(4.73)	(4.12)	(5.35)	(0.88)
Diluted	(4.73)	(4.12)	(5.35)	(0.88)
Weighted average number of ordinary shares used in computing basic and diluted earnings per share	26,000,000	26,000,000	26,000,000	26,000,000
Net loss per ADS(1)
Basic
Diluted

(1)	Each ADS represents Class A ordinary shares.

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	332,101	299,238	419,403	69,280
Restricted cash	11,530	6,875	9,250	1,528
Short-term investments	—	30,000	327,000	54,017
Prepayments and other current assets	56,635	127,050	286,560	47,336
Total assets	427,766	502,838	1,075,373	177,639
Accounts payable	55,822	127,240	288,965	47,734
Advances from customers	157,919	244,214	396,738	65,536
Total liabilities	250,938	433,262	784,017	129,510
Total mezzanine equity	350,744	350,744	716,441	118,348
Total shareholders’ deficit	(173,915)	(281,168)	(425,086)	(70,219)

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	36,270	14,663	116,736	19,283
Net cash used in investing activities	(20,686)	(46,786)	(304,218)	(50,253)
Net cash provided by financing activities	257,447	—	306,360	50,607

The following table presents summary operating data for the years indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Gross bookings (in thousands)
Organized tours (excluding local tours)	613,909	910,071	1,645,030	271,740
Local tours	137,479	165,023	247,796	40,933
Self-guided tours	277,444	590,597	1,128,531	186,420

Number of trips (in thousands)
Organized tours (excluding local tours)	174	236	367	367
Local tours	409	503	687	687
Self-guided tours	49	110	221	221

Average gross bookings per trip
Organized tours (excluding local tours)	3,528	3,856	4,482	740
Local tours	336	328	361	60
Self-guided tours	5,662	5,369	5,106	844

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Declines or disruptions in the leisure travel industry in China may materially and adversely affect our business and results of operations.

We are dependent on the leisure travel industry for substantially all of our revenues. The leisure travel industry is dependent on personal discretionary spending levels, which may be materially and adversely affected by economic downturns and recessions. Although the leisure travel industry in China has experienced rapid growth over the past decade, any severe or prolonged slowdown in the Chinese economy could reduce expenditures for leisure travel, which in turn may adversely affect our financial condition and results of operations. The Chinese economy recovered in 2010 and remained relatively stable in 2011, but the growth rate of China’s GDP decreased in 2012 and 2013, and it is uncertain whether this economic slowdown will continue into 2014 and beyond. Any severe or prolonged slowdown in the Chinese economy, slowdown in the growth rate of disposable income per capita in China or the recurrence of any financial disruptions may materially and adversely affect the leisure travel industry in China and our business, financial condition and results of operations.

Our business may also be significantly affected by other factors that tend to reduce leisure travel, including increased prices in hotel, air-ticketing, fuel or other travel-related sectors, work stoppages or labor unrest at airlines, increased occurrence of travel-related accidents, outbreaks of contagious diseases, natural disasters and extreme unexpected bad weather. For example, the travel industry was negatively impacted by the outbreak of severe acute respiratory syndrome in several regions in Asia, including Hong Kong and China, in early 2003, snowstorms that severely affected southern China in early 2008, the outbreak of H1N1 influenza (swine flu) that occurred in Mexico and the United States in April 2009, which was and continues to be discovered in China and Hong Kong, the earthquake, tsunami and nuclear crisis in Japan in early 2011, and heavy haze that shrouded central and northern China and some Southeast Asian countries in 2013. In addition, overseas leisure travel products and services, which accounted for over 70% of our total gross bookings in 2013, may be restricted by any adverse change of visa policies of foreign countries that prevents Chinese nationals from obtaining tourist visas. Terrorist attacks or threats of terrorist attacks, political unrests, wars, imposition of taxes or surcharges by regulatory authorities and regional hostilities may also reduce the demand for overseas tours. For example, the political protests in early 2009 and late 2013 in Thailand negatively impacted travels to Thailand. We have little or no control over the occurrence of such declines or disruptions, which could result in a decrease in demand for our travel products and services. This decrease in demand, depending on the scope and duration, could materially and adversely affect our business and results of operations over the short and long term.

If we do not continue to provide competitive travel products and services, we may not be able to attract new customers or to retain existing customers, and our business, financial condition and results of operations could suffer.

Our success depends on our ability to attract new customers or to retain existing customers, which in turn requires our continuous provision of a wide array of competitive travel products and services. Participants in the online travel industry are continuously developing new travel products and services. We strive to stay abreast of emerging and rapidly changing customer preferences and be able to anticipate trends that will appeal to existing and potential customers. We will also continue to invest in research and development in order to continuously improve the speed, accuracy and comprehensiveness of our online platform. If we fail to continuously improve our travel products and services and platform at a competitive pace, we may lose customers to our competitors and may not attract new customers. In addition to packaged tours, we provide other travel-related services, such as sales of tourist attraction tickets and visa processing services. We intend to further broaden our product selection by extending our coverage of departing cities and travel destinations as well as offering more departure time selections. If we fail to continue to source quality travel products and services tailored to accommodate our customers’ changing needs and preferences, we may not be able to sell additional products and services to our current customers, retain our current customers or attract new customers, and our business, financial condition and results of operations will be materially and adversely affected.

Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

Our business is significantly affected by the overall size of our customer base, which in turn is determined by, among other factors, their experience with our customer services. As such, the quality of customer services is critical to retaining our existing customers and attracting new customers. If we fail to provide quality customer services, our customers may be less inclined to book travel products and services with us or recommend us to new customers, and may switch to our competitors. Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations.

We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.

Our ability to ensure satisfactory customer experience in a large part depends on our travel suppliers to provide high-quality travel products and services. Our reputation and brand will be negatively affected if our travel suppliers fail to provide quality travel products and services.

The actions we take to monitor and enhance the performance of our travel suppliers may be inadequate in discovering quality issues timely. There have been customer complaints and litigation against us due to our travel suppliers’ failure to provide satisfactory travel products or services. If our customers are dissatisfied with the travel products and services provided, they may reduce their use of, or completely forgo, our online platform, and may even demand refunds of their payments to us or claim compensations from us for the damages they suffered from our travel suppliers’ performance or misconduct, which could materially and adversely affect our business, financial condition and results of operations.

We have incurred losses in the past and may incur losses in the future.

We have incurred net losses historically and may incur losses in the future as we grow our business. We had a net loss of RMB91.9 million, RMB107.2 million and RMB79.6 million (US$13.2 million) in 2011, 2012 and 2013, respectively. Our historical net losses were partially attributable to our sales and marketing expenses that we incurred to build, operate and expand our online platform, grow our customer base and establish our market position, and to our research and product development expenses. We expect that we will continue to incur significant expenses to continue to grow our business, which may affect our profitability and cash flow from operations in the future.

In addition, our ability to achieve profitability is affected by various factors that are beyond our control. For example, our revenues and profitability depend on the continuous development of the online leisure travel industry in China and consumers’ preference to make travel bookings online. We cannot assure you that making travel bookings online will become more widely accepted in China or that consumers will increase their spending on online leisure travel booking. Factors negatively affecting our travel suppliers’ profitability may in turn adversely affect our financial condition and results of operations.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected and we may continue to incur net loss in the future.

The Tourism Law may reduce the demand of organized tours and materially and adversely affect our business and results of operations.

On April 25, 2013, the Standing Committee of the National People’s Congress promulgated the Tourism Law, which became effective as of October 1, 2013. The Tourism Law imposes more stringent restrictions on travel companies. Pursuant to the Tourism Law, travel companies are prohibited from arranging compulsory shopping or other activities which charge additional fees on top of the contract prices that tourists have already paid. See “PRC Regulation—Regulations on Travel Companies.” If our travel suppliers fail to comply with these restrictions, our reputation and brand may be negatively affected. In addition, as a result of the Tourism Law, organized tour prices have risen, which may reduce the demand of organized tours in the short term and may continue to reduce the demand of organized tours in the future. If customers cannot adapt to the increased organized tour prices, our business and results of operations will be materially and adversely affected.

If we fail to enhance our brand recognition, we may face difficulty in retaining existing and attracting new customers and travel suppliers and our business may be harmed.

Recognition and reputation of our “Tuniu” brand among our targeted customers and travel suppliers have contributed significantly to our growth. We have made continuous investment in enhancing awareness of our brand among customers and travel suppliers since our inception. Our brand recognition and reputation also depend on our ability to provide high-quality customer services, address customer needs and handle customer complaints properly, maintain our relationships with travel suppliers and provide a user-friendly online platform. See “—Risks Related to Our Business and Industry—Failure to maintain the quality of customer services could harm our reputation and our ability to retain existing customers and attract new customers, which may materially and adversely affect our business, financial condition and results of operations”, “—Risks Related to Our Business and Industry—If we are unable to maintain existing relationships with our travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer” and “—Risks Related to Our Business and Industry—The proper functioning of our online platform and management systems is essential to our business. Any failure to maintain their satisfactory performance will materially and adversely affect our business, reputation, financial condition and results of operations.” Failure to maintain the strength of our brand could reduce the number of customers and deteriorate our relationships with travel suppliers.

In addition, some of our competitors have well-established brands in the travel industry, and may have more financial and other resources to advertise and promote their brands. Therefore, we intend to incur more advertising and marketing expenditures and other resources to maintain and increase our brand recognition. Our marketing costs may also increase as a result of inflation in media pricing in China, including costs for purchasing search engine keywords and placing online and offline advertisements. If we fail to cost-effectively maintain and increase our brand recognition, our financial condition and results of operations may be materially and adversely affected.

We are exposed to the proceedings or claims arising from travel-related accidents or customer misconducts during their travels, the occurrence of which may be beyond our control.

Accidents are a leading cause of mortality and morbidity among tourists. We are exposed to risks of our customers’ claims arising from or relating to travel-related accidents. As we enter into contracts with our customers directly, our customers typically take actions against us for the damages they suffer during their travels. However, such accidents may result from the negligence or misconduct of our travel suppliers or other service providers, over which we have no or limited control. See also “—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may seek damages from us and not continue using our online platform.” We maintain insurance coverage for our liabilities as a travel company, and are indemnified by the liable travel suppliers for the damages claimed by our customers. However, there is no assurance that such insurance or indemnification will be sufficient to cover all of our losses. In addition, some of the travel-related accidents result from adventure activities undertaken by our customers during their travels, such as scuba diving, white water rafting, wind surfing and skiing. Furthermore, we may be affected by our customer misconducts during their travels, over which we have no or limited control. However, such accidents and misconducts, even if not resulting from our or our travel suppliers’ negligence or misconduct, could create a public perception that we are less reliable than our competitors, which would harm our reputation, and could adversely affect our business and results of operations.

The proper functioning of our online platform and management systems is essential to our business. Any failure to maintain their satisfactory performance will materially and adversely affect our business, reputation, financial condition and results of operations.

Availability, satisfactory performance and reliability of our online platform are critical to our ability to attract and retain customers and provide quality travel products and services to our customers. Any unavailability or slowdown of our online platform would reduce the number of our customers and our customer travel bookings. Some of the telecommunications carriers have system constraints that can affect our customer experience. For example, if a large number of customers use the same telecommunications carrier at the same time for services requiring a large amount of data transmission, the customers could experience reduced speed or other technical issues due to the carrier’s capacity restraints, over which we have no control. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins or other potential disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and process customer queries or bookings. We may also experience interruptions caused by reasons beyond our control such as power outages. Unexpected interruptions could damage our reputation and result in a material decrease in our revenues. Also, our online platform may contain undetected errors or “bugs” that could adversely affect their performance. Although only a small portion of our customers make bookings by using our mobile platform currently, our mobile platform serve as an important and integral part of their research on travel-related information. The lower functionality, speed and memory generally associated with mobile devices may make it more difficult for our customers to access our mobile platform, and we may fail to attract and retain a significant portion of the growing number of customers who search for and book travel products and services through mobile devices.

In addition, we rely significantly on our proprietary N-Booking system and other management systems to facilitate and process transactions. We may in the future experience system interruptions that prevent us from efficiently fulfilling bookings or providing services and support to our customers or travel suppliers. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and decrease the quality of our services to our customers or travel suppliers. If we were to experience frequent or persistent system failures, our reputation and brand would be harmed.

If we are unable to maintain existing relationships with our travel suppliers, or develop relationships with new travel suppliers on favorable terms or terms similar to those we currently have, our business and results of operations may suffer.

Our business is dependent on our ability to maintain our relationships and arrangements with existing travel suppliers. Currently, we do not prohibit our travel suppliers from developing business relationships with our competitors or selling, through their direct sales, travel products that are the same as or similar to those they supply to us. If we are unable to maintain satisfactory relationships with our existing travel suppliers, or if our travel suppliers establish similar or more favorable relationships with our competitors, or if our travel suppliers increase their competition with us through their direct sales, we may not have the necessary supply to meet the needs of our customers, or we may not obtain it at satisfactory rates. However, we do not enter into any long-term agreements with our travel suppliers. We cannot assure you that our travel suppliers will renew our agreements in the future on favorable terms or terms similar to those we currently have agreed. Our travel suppliers may increase the prices that they charge us or the deposits that they require from us. As a result, the amount, pricing and breadth of travel products and services that we are able to offer may be reduced and our business and results of operations could be materially and adversely affected.

Furthermore, in order to grow our business, we will need to develop relationships with new travel suppliers of good quality. We cannot assure you that we will be able to identify appropriate travel suppliers or enter into arrangements with those travel suppliers on favorable terms or at all. Any failure to do so could harm the growth of our business and adversely affect our financial condition and results of operations.

We face intense competition and may not be able to compete successfully against existing and new competitors.

We operate in a highly competitive travel industry in China. We compete with not only other online travel companies, but also traditional travel service providers and tour operators, airlines and hotels and large, established Internet search engines. See “Business—Competition.” Some of our current and potential competitors may have greater financial, marketing and other resources than we do. In addition, our business model causes us to maintain a cooperative-competitive relationship with some of our competitors, especially tour operators, as they are also our travel suppliers.

Many of our competitors have launched, and may continue to launch, aggressive advertising campaigns, special promotions and other marketing activities to promote their brands, acquire new customers or increase their market shares. In response, we have started to take and may continue to take similar measures and as a result will incur significant expenses, which could increase our net loss. Sales and marketing expenses accounted for 6.6%, 5.2% and 5.6% of our net revenues in 2011, 2012 and 2013, respectively. We cannot assure you that we will be able to successfully compete against existing or new competitors. If we are not able to compete successfully, we may lose our market share and our business, financial condition and results of operations may be materially and adversely affected.

Our financial condition and results of operations may be adversely affected if we are unable to predict the amount of travel products that we will need to purchase from our travel suppliers in advance and reserve for peak travel periods or for certain destinations.

We typically purchase certain travel products from our travel suppliers in advance to secure adequate supplies for our customers during peak travel periods or for certain destinations. For example, we reserve hotel rooms and air tickets before peak holiday seasons for certain popular destinations. If the demand for packaged tours, hotel rooms and air tickets that we need to purchase for certain peak travel periods is lower than our prediction, we might have to write-off the cost of the travel products that we are unable to sell, and our financial condition and results of operations would be adversely affected.

We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

We have experienced a period of rapid growth and expansion, which has placed, and will continue to place, significant strain on our management and resources. We cannot assure you that this level of significant growth and expansion will be sustainable or achieved at all in the future. We believe that our continued growth and expansion will depend on our ability to provide competitive travel products and services, attract new customers, continue developing travel products and services and innovative technologies in response to customer demand and preferences, increase brand awareness through marketing and promotional activities, expand into new market segments, and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above.

To manage our growth and expansion, and to achieve profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our N-Booking system and other management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with our travel suppliers and customers. All of these objectives entail risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to operate in new cities in China, including a number of small cities in China, where we may have difficulty in adjusting to local market demands and regulatory requirements. We cannot assure you that we will be able to effectively manage our growth and expansion or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

Our quarterly results are likely to fluctuate because of seasonality in the leisure travel industry in China.

Our business experiences fluctuations, reflecting seasonal variations in demand for leisure travel services. Sales of leisure travel products and services will increase in respect of holiday periods and decrease in respect of off-peak times and prices of leisure travel products and services are subject to fluctuation between peak seasons and low seasons. For example, the third quarter of each year generally contributes the highest percentage of our annual revenues, because many of our customers tend to travel during summer school holidays in July and August. Consequently, our results of operations may fluctuate from quarter to quarter. Our rapid growth has tended to mask the seasonality of our business. As our growth rate slows, the seasonality in our business will become more pronounced and cause our operating results to fluctuate.

If we are unable to identify, attract, hire, train and retain key individuals and highly skilled employees, our business may be adversely affected.

Our future performance depends on the continued service of our senior management, in particular, Mr. Dunde Yu, our co-founder, chairman and chief executive officer, and Mr. Haifeng Yan, our co-founder, director and chief operating officer. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. There is no assurance that we can continue to retain their services and there can be no assurance that they will not compete against us.

If our business continues to expand, we will need to hire additional employees, including supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our online platform and customer service personnel to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, our customers may not have satisfactory experiences with us and may turn to our competitors, which may adversely affect our business and results of operations.

We may be subject to legal or administrative proceedings regarding our travel products and services, information provided on our online platform or other aspects of our business operations, which may be time-consuming to defend and affect our reputation.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including breach of contract claims, anti-competition claims and other matters. Such proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome and merit of such proceedings, any such legal action could have an adverse impact on our business because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in the PRC or in another jurisdiction, could materially and adversely affect our financial position, results of operations or cash flows in a particular period or damage our reputation. In addition, our online platform contains information about our travel products and services, vacation destinations and other travel-related topics. It is possible that if any content accessible on our online platform contains errors or false or misleading information, our customers may take actions against us.

We may be subject to detrimental adverse publicity, malicious allegations or other conduct by people or entities, which could harm our reputation, adversely affect our business and the trading price of our ADSs.

We have been, and in the future may be, the target of adverse publicity, malicious allegations or other detrimental conduct by people or entities. Such allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any website by anyone on an anonymous basis. We may be required to spend significant time and incur substantial costs in response to such allegations or other detrimental conduct, and there is no assurance that we will be able to conclusively refute each of them within a reasonable period of time, or at all. Our reputation may be harmed as a result of the public dissemination of malicious allegations about our personnel, business, operations, accounting, prospects or business ethics, which in turn could adversely affect our business and the trading price of our ADSs.

We have limited experience and operating history in developing and providing new products and services, which may negatively affect our business, financial condition and results of operations.

As part of our growth strategy, we intend to develop and offer new travel products and services to satisfy the evolving needs of our customers. In 2013, we launched discounted travel products that are exclusive to users of our mobile platform to enhance our mobile user engagement. We have limited experience and operating history in developing and operating these new services. These and other new products and services we may offer in the future present operating and marketing challenges that are different from those we currently encounter. In addition, the market for our new travel products and services may be highly competitive. If we fail to successfully develop and offer our new travel products and services in an increasingly competitive market, we may not be able to capture the growth opportunities associated with them or recover the development and marketing costs, and our future results of operations and growth strategies could be adversely affected.

If the fragmented travel industry in China becomes consolidated, our business, financial condition and results of operations may be adversely affected.

China’s enormous size and population, imbalanced economic development and differences in consumer behavior across the country have created a highly fragmented and diverse travel industry. In recent years, customers have been shifting from highly fragmented traditional offline travel companies to travel websites for a wider product selection and greater convenience. If, however, traditional tour operators form alliances, or merge or consolidate among themselves, or if one of our travel suppliers is acquired by another company with which we do not have a relationship, we may not be able to maintain our strength in offering a wider selection of travel products and services as compared to traditional travel companies, and our business, financial condition and results of operations may be adversely affected.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our intellectual property as critical to our success. We rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others, to protect our intellectual property rights. The protection of intellectual property rights in China may not be as effective as that in the United States. Unauthorized use or other misappropriation of our technologies would enable third parties to benefit from our technologies without paying us, or enable our competitors to offer travel products and services that are comparable to or better than ours. From time to time, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention. If we are not successful in protecting our intellectual property, our business, financial condition and results of operations may be materially and adversely affected.

Claims by third parties that we infringe on their intellectual property rights could lead to government administrative actions and result in significant costs and have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon copyrights or other intellectual property rights held by third parties. We have been in the past, and may be from time to time in the future, subject to legal proceedings, claims or government administrative actions relating to alleged infringement on copyrights or other intellectual property rights held by third parties in relation to the content on our online platform or intellectual property rights otherwise used in our operation. For example, our website may be found to contain pictures that infringe on copyrights of third parties or hotel reviews that are third parties’ proprietary information. In addition, some of the software that we are currently using in our business may infringe on third parties’ copyrights. If we are found to have infringed on the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Moreover, regardless of whether we successfully defend against such claims, we could suffer negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, financial condition and results of operations.

In addition, user-generated content on our online platform may contain or provide links to information that infringes on the copyrights or other intellectual property rights of third parties or violates applicable rules or regulations in relation to censorship, or we may use the user-generated content in a way that infringes on the rights of the users or third parties. Any claims, with or without merit, could be time-consuming to defend, result in litigation and divert management’s attention and resources.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology of the PRC, or the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We rely on a limited number of telecommunications service providers, primarily China Telecom and China Unicom, to provide us with data communications capacity. We, our customers or travel suppliers, may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, the number of Internet users may decline and our business may be harmed.

Moreover, if we are not able to renew services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers on commercially reasonable terms or at all, the quality and stability of our online platform may be adversely affected.

We are subject to payment-related risks.

We enable our customers to make payments through our website by working with various third-party online payment processing service providers. As we rely on third parties to provide payment processing services, including processing payments made with credit cards and debit cards, it could disrupt our business if these companies become unwilling or unable to provide these services to us. We may be subject to human error, fraud and other illegal activities in connection with third-party online payment services. If our data security systems are breached or compromised, we may lose our ability to accept credit and debit card payments from our customers, and we may be subject to claims for damages from our customers and third parties, all of which could adversely and materially affect our reputation as well as our results of operations.

If we fail to adopt new technologies or adapt our website online platform and management systems to changing user requirements, increasing traffic or emerging industry standards, our business may be materially and adversely affected.

The online travel industry is subject to rapid technological changes. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online platform. The online travel industry is also characterized by rapid technological evolution and changes in customer requirements and preferences. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business and respond to technological advances and emerging industry standards and practices in a cost-effective and timely manner. The development of our online platform and other proprietary technology entails significant technical and business risks. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our infrastructure. We may not be able to use new technologies effectively or adapt our online platform, proprietary technologies and operating systems to the requirements of our customers and travel suppliers or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner to changing market conditions or user requirements, whether for technical, legal, financial, or other reasons, our business may be materially and adversely affected.

Our business may be harmed if we are unable to upgrade our systems and infrastructure fast enough to accommodate increasing traffic levels, or to avoid obsolescence, or successfully integrate any newly developed or purchased technology with our existing systems. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer experience, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial and operating information. These factors could cause us to lose customers. Additionally, we will continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology infrastructure does not function properly, it could cause system disruptions and slow response times that affect data transmission, which in turn could materially and adversely affect our business.

We are exposed to risks associated with online security.

The secure transmission of confidential information over the Internet is essential in maintaining customer confidence in us. We conduct a significant portion of our transactions through our website. We utilize digital certificates to help us conduct secure communications and transactions. In addition, customer sensitive information, such as password and payment information, is stored with encryption, and our data servers are secured with firewalls. However, advances in technology or other developments could result in a compromise or breach of the technology that we use to protect customer and transaction data. Our security measures may not be sufficient to prevent security breaches.

Our use of open source software could adversely affect our ability to offer our products and services and subject us to possible litigation.

We use open source software in connection with our development of technology infrastructure. From time to time, companies that use open source software have faced claims challenging the use of open source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming noncompliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop travel products and services that are similar to or better than ours.

We may not be successful in pursuing strategic alliances and acquisitions, and future alliances and acquisitions may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic alliances and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control, including our ability to identify and successfully execute suitable acquisition opportunities and alliances. This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses with our existing technology, and employees of the acquired business into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in the acquired businesses with our existing business processes. Moreover, there is no assurance that such alliances or acquisitions will achieve our intended objectives or benefits.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of US GAAP and the Securities and Exchange Commission, or the SEC, reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. For details of these remedies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other material weakness or deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited business insurance coverage in China.

Insurance companies in China offer limited business insurance products. Business disruption insurance is available to a limited extent in China, but we have determined that the risks of disruption, the cost of such insurance and the difficulties associated with acquiring such insurance make it commercially impractical for us to have such insurance. We maintain insurance coverage for travel company liabilities, but we do not maintain insurance coverage for business disruptions and would have to bear the costs and expenses associated with any such events out of our own resources.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe that our current cash and cash equivalents, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

We have granted share options and may grant share options and other share-based awards in the future, which may materially increase our net loss.

We adopted an incentive compensation plan in 2008, or the 2008 Plan, that permits granting of options to purchase our ordinary shares and restricted shares. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2008 Plan is 18,375,140 shares. As of the date of this prospectus, there are options to acquire 17,613,593 ordinary shares issued and outstanding. However, we have not recorded any share-based compensation expense in connection with these options grants because certain defined exercisable event has not yet occurred. One of the exercisable events is completion of this offering. As a result, immediately upon completion of this offering, we expect that we will incur a significant share-based compensation charge of US$2.5 million, which will include US$2.2 million associated with options for which the service condition was satisfied as of December 31, 2013, and an additional amount of US$0.3 million associated with options for which the service condition was satisfied between January 1, 2014 and the date of this prospectus. In addition, we plan to grant employees share options and other share-based compensation in the future. Expenses associated with share-based awards may materially impact our results of operations.

Risks Related to Our Corporate Structure

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform.

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide Internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interest in any entity conducting value-added telecommunications business. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology in July 2006, or the MIIT Circular, reiterated the regulations on foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain business operating licenses for Internet content provision to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the domestic ICP license holder or its shareholders. Due to a lack of interpretation from MIIT, it is unclear what impact the MIIT Circular will have on us or other PRC Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours. Nanjing Tuniu holds an ICP license, and owns the domain name used in our value-added telecommunications business. Nanjing Tuniu is also the owner of all registered trademarks used in our value-added telecommunications business and is the applicant of all the applications for trademark registration we have made.

We are a Cayman Islands company and our wholly-owned PRC subsidiary, Beijing Tuniu, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu. As a result of these contractual arrangements, we exert control over Nanjing Tuniu and its subsidiaries and consolidate their results of operations in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Jun He Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, each of the shareholders’ voting rights agreement, powers of attorney, equity interest pledge agreement and purchase option agreement entered into among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, and the cooperation agreement between Beijing Tuniu and Nanjing Tuniu, which establish our contractual arrangement with Nanjing Tuniu and its shareholders, and, except as otherwise disclosed in this prospectus, our business operations are not in violation of existing PRC laws, rules and regulations. However, we are advised by our PRC counsel, Jun He Law Offices, that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above.

In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing regulating the use of variable interest entity structures, such as ours, in industry sectors subject to foreign investment restrictions in China and overseas listings by China-based companies. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

If our ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated affiliated entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Nanjing Tuniu and its shareholders for the operation of our business, which may not be as effective as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities with our financial results.

Although we have been advised by our PRC counsel, Jun He Law Offices, that our contractual arrangements with Nanjing Tuniu and its shareholders does not and will not result in any violation of current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. If Nanjing Tuniu or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under contract law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. For example, if the shareholders of Nanjing Tuniu refuse to transfer their equity interests in Nanjing Tuniu to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Furthermore, while the company chops of Nanjing Tuniu are held by its legal and accounting departments, our ability to ensure its performance under the contractual agreements may be limited if we are unable to secure control of the company chops in the event of a dispute with its management or shareholders, as many official documents require affixation of company chops to become fully effective. If we were the controlling shareholder of Nanjing Tuniu with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. There remain significant uncertainties regarding how our contractual arrangements would be interpreted under PRC law and the ultimate outcome of the resolution of disputes in relation to such contractual arrangements, should arbitration become necessary. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC laws, if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Nanjing Tuniu and its shareholders, and our ability to conduct our business may be negatively affected. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities with our financial results.

The shareholders of Nanjing Tuniu may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have designated individuals who are PRC nationals to be the shareholders of Nanjing Tuniu. The equity interests of Nanjing Tuniu are held by Messrs. Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang. The interests of these individuals as the shareholders of Nanjing Tuniu may differ from the interests of our company as a whole. These shareholders may breach, or cause Nanjing Tuniu to breach, the existing contractual arrangements we have with them and Nanjing Tuniu, which would have a material and adverse effect on our ability to effectively control Nanjing Tuniu. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the purchase option agreement with these shareholders to request them to transfer all of their equity interests in Nanjing Tuniu to a PRC entity or individual designated by us, to the extent permitted by PRC laws. We rely on Messrs. Dunde Yu and Haifeng Yan, who are our founders, directors and beneficial owners, Messrs. Tong Wang, Jiping Wang, Xin Wen and Yongquan Tan, who are our beneficial owners and Mr. Haifeng Wang, who is an employee of one of our preferred shareholders, to abide by the PRC law. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Nanjing Tuniu, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with Nanjing Tuniu and its shareholders may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could substantially increase our consolidated net loss and reduce the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu do not represent an arm’s-length price and adjust Nanjing Tuniu’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Nanjing Tuniu, which could in turn increase its tax liabilities without reducing our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to Nanjing Tuniu for under-paid taxes. Our consolidated net loss may be increased if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

If Nanjing Tuniu becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could materially and adversely affect our business.

To comply with PRC laws and regulations relating to foreign ownership restrictions in the online value-added telecommunications business, we hold our ICP license and operate our business through contractual arrangements with Nanjing Tuniu as well as its shareholders. As part of these arrangements, Nanjing Tuniu holds assets that are important to the operation of our business.

We do not have priority pledges and liens against Nanjing Tuniu’s assets. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Nanjing Tuniu undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on Nanjing Tuniu’s assets. If Nanjing Tuniu liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Nanjing Tuniu to Beijing Tuniu under the cooperation agreement between them. To ameliorate the risks of an involuntary liquidation proceeding initiated by a third-party creditor, we closely monitor the operations and finances of Nanjing Tuniu through carefully designed budgetary and internal controls to ensure that Nanjing Tuniu is well capitalized and is highly unlikely to trigger any third party monetary claims in excess of its assets and cash resources. Furthermore, Beijing Tuniu has the ability, if necessary, to provide financial support to Nanjing Tuniu to avoid such an involuntary liquidation.

If the shareholders of Nanjing Tuniu were to attempt to voluntarily liquidate Nanjing Tuniu without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request Nanjing Tuniu’s shareholders to transfer all of their equity interests to a PRC entity or individual designated by us in accordance with the purchase option agreement with the shareholders of Nanjing Tuniu, to the extent permitted by PRC laws. In the event that the shareholders of Nanjing Tuniu initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of Nanjing Tuniu without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such legal proceeding may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceeding would be uncertain.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries and consolidated affiliated entities are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Our business operations are based in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions or government policies in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and may slow down in the future. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our financial condition and results of operations. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

The PRC government regulates travel and other related industries. If we fail to obtain or maintain all pertinent permits and approvals or if the PRC government imposes more restrictions on these industries, our business may be adversely affected.

We are required to obtain applicable permits or approvals from regulatory authorities to conduct our business activities. See “PRC Regulation.” If we fail to obtain or maintain any of the required permits or approvals in the future, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, or the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82, which was issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that Tuniu Corporation meets all of the conditions above and thus we do not believe that it is a PRC resident enterprise, despite the fact that all of the members of our management team as well as the management team of Tuniu (HK) Limited are located in China. However, if the PRC tax authorities determine that it is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any PRC enterprise or PRC enterprise group and treated as PRC resident enterprises for PRC enterprise income tax purposes.

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and our investors’ jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. It is also unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-PRC resident investors, the value of the investment in our ADSs or ordinary shares may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued SAT Circular 59 in April 2009, and the SAT issued SAT Circular 698 in December 2009. Both SAT Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

According to SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate of less than 12.5% or (2) does not impose tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income resulting from the transaction. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of SAT Circular 698.

On March 28, 2011, the SAT released SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to SAT Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax rate” refers to the effective tax rate on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident.

There is little guidance as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. If any of the previous investments by non-PRC resident investors in our company were determined by the tax authorities to lack reasonable commercial purpose, it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-PRC resident investors were involved and would request our PRC subsidiaries to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance, they could be disregarded by the PRC tax authorities. As a result, we and our non-PRC resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we and our non-PRC resident investors should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or the non-PRC resident investors’ investments in us.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under SAT Circular 59 and SAT Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. Although we currently have no confirmed plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under SAT Circular 59 or SAT Circular 698, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective in September 2006 that are commonly referred to as the M&A Rules. See “PRC Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC laws.

The PRC State Administration of Foreign Exchange, or the SAFE, promulgated in October 2005 a SAFE Circular 75 that requires PRC residents to register with SAFE or its local branches in connection with their establishment or control of an offshore special purpose vehicle established for the purpose of overseas equity financing with assets or equity interests of onshore companies held by the PRC residents. In addition, such PRC residents who are shareholders or beneficial owners of the offshore special purpose vehicle are required to update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material changes in share capital. The term “control” under SAFE Circular 75 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements.

Subsequent regulations further clarified that PRC subsidiaries of an offshore special purpose vehicle are required to urge its PRC resident shareholders and beneficial owners to update their registrations with local branches of SAFE. If these shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report to local SAFE branches of SAFE. See “PRC Regulation—Regulations on Offshore Financing.” If our shareholders or beneficial owners who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities for our PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (1) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (2) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

These foreign exchange regulations provide that PRC residents include both PRC citizens, meaning any individual who holds a PRC passport or resident identification card, and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC. We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of SAFE Circular 75 and its guidance and will urge relevant shareholders and beneficial owners, upon learning they are PRC residents, to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. To our knowledge, all of our shareholders who are PRC residents and hold interest in us have registered with the local SAFE branch as required under SAFE Circular 75. We would expect these shareholders to also amend their registrations after completion of this offering as required by PRC laws. However, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch in compliance with applicable laws after this offering. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular 75 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “PRC Regulation—Regulations on Employee Stock Option Plans.”

We and our PRC employees who have been granted share options will be subject to these regulations upon completion of this offering. If we or our PRC share option holders fail to comply with these regulations, we or our PRC share option holders may be subject to fines, and other legal or administrative sanctions.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of this offering, are subject to PRC laws and regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our existing PRC subsidiaries only through loans or capital contributions or to establish new PRC subsidiaries, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries or establishment of new PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or capital contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. The business scopes of Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. include research and development of computer software, network information technology products, computer application systems, e-commerce systems, network security systems and computer system integration; technology services, consulting and transfers; sales of self-developed products; investment consulting; business information consulting; and conference services and public relations advice. Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. may only use Renminbi converted from foreign exchange capital contribution for activities within their respective approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. If we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds for general corporate purposes will be within the business scopes of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

Furthermore, SAFE promulgated in November 2010 a SAFE Circular 59, which requires the relevant government authorities to closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. SAFE Circular 142, SAFE Circular 59 and SAFE Circular 45 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund establishment of new PRC subsidiaries by Beijing Tuniu or Tuniu (Nanjing) Information Technology Co., Ltd. to invest in or acquire any other PRC companies, or to establish new PRC consolidated affiliated entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu in a manner that would materially and adversely affect Beijing Tuniu’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or on the ability of Nanjing Tuniu to make payments to us may restrict our ability to satisfy our liquidity requirements.

We may not be able to obtain certain treaty benefits on dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiary.

Under the EIT Law, dividends generated from retained earnings after January 1, 2008 from a PRC company and distributed to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, a company incorporated in Hong Kong, such as Tuniu (HK) Limited, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries, if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary. However, the SAT promulgated SAT Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and that “substance over form” principles will be used to determine beneficial ownership for purposes of receiving tax treaty benefits. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our PRC subsidiaries, Beijing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd., are currently wholly owned by our Hong Kong subsidiary, Tuniu (HK) Limited, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty. If Tuniu (HK) Limited is not recognized as the beneficial owner of the dividends paid to it by Beijing Tuniu or Tuniu (Nanjing) Information Technology Co., Ltd., such dividends will be subject to a normal withholding tax of 10% as provided by the EIT Law.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes or surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementation Rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China, including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with the relevant tax authorities. The qualification as a HNTE is generally effective for a term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Nanjing Tuniu obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the governmental approval in 2013 to renew its qualification as a HNTE for additional three years. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2013 to 2015 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. If Nanjing Tuniu fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. Preferential tax treatments and financial subsidies are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments or financial subsidies or imposition of any additional taxes or surcharges could adversely affect our financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

We generate all of our revenues and incur substantially all of our expenses in Renminbi, and substantially all of our sales and supply contracts are denominated in Renminbi. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect the relative purchasing power in Renminbi terms of our U.S. dollar assets and the proceeds from this offering. As the functional currency for our PRC subsidiaries and affiliated PRC entities is Renminbi, fluctuations in the exchange rates may also cause us to incur foreign exchange losses on any foreign currency holdings they may have. In addition, appreciation or depreciation in the value of Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us.

The value of Renminbi against U.S. dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to U.S. dollars, and Renminbi appreciated more than 20% against U.S. dollars over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates to achieve policy goals. During the period between July 2008 and June 2010, the exchange rates between Renminbi and the U.S. dollars had been stable and traded within a narrow range. However, Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with U.S. dollars. Since June 2010, Renminbi has started to slowly appreciate against the U.S. dollars, though there have been periods recently when U.S. dollars appreciated against Renminbi. It is difficult to predict how long the current situation may last and when and how the relationship between Renminbi and U.S. dollars may change again.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the amount of U.S. dollars equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

Six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was subsequently amended. The M&A Rules, among other things, require offshore special purpose vehicles controlled by PRC companies or individuals formed for the purpose of an overseas listing of such PRC companies’ or individuals’ interests in PRC domestic companies to obtain the CSRC’s approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC counsel, Jun He Law Offices, has advised us that, based on its understanding of the current PRC laws, rules and regulations, we are not required to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the [NASDAQ Global Market/NYSE], because:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation;

•	our wholly-owned PRC subsidiaries was established by means of foreign direct investment, rather than through a merger or acquisition of domestic companies, as defined under the M&A Rules; and

•	there is no provision in the M&A Rules that explicitly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

There is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC’s approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Online payment systems in China are at an early stage of development and may restrict our ability to expand our online business.

Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely acceptable to consumers in China as in the United States and other developed countries. The lack of wide acceptance of online payment systems and concerns regarding the adequacy of system security may limit the number of online commercial transactions that we can service. If online payment services and their security capabilities are not significantly enhanced, our ability to grow our online business may be limited.

The Internet market has not been proven as an effective commercial medium in China. The Internet penetration rate in China is lower than those in the United States and other developed countries. Our future results of operations from online business will depend substantially upon the increased use and acceptance of the Internet for distribution of products and services and facilitation of commerce in China.

The Internet may not become a viable commercial medium in China for various reasons in the foreseeable future. More salient impediments to Internet development in China include:

•	consumer dependence on traditional means of commerce;

•	inexperience with the Internet as a sales and distribution channel;

•	inadequate development of the necessary infrastructure;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business and settling payment over the Internet;

•	inexperience with credit card usage or with other means of electronic payment; and

•	limited use of personal computers.

If the Internet is not widely accepted as a medium for online commerce in China, our ability to grow our online business would be impeded.

Implementation of laws and regulations relating to data privacy in China could adversely affect our business.

Certain data and services collected, provided or used by us or provided to and used by us are currently subject to regulation in certain jurisdictions, including China. The PRC Constitution states that PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such basic rights, and the PRC Contract Law prohibits contracting parties from disclosing or misusing the trade secrets of the other party. Further, companies or their employees who illegally trade or disclose customer data may face criminal charges. Although the definition and scope of “privacy” and “trade secret” remain relatively ambiguous under PRC laws, growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to national and local regulations that could increase our expenses.

In December 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that Internet information services providers must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by Internet information services providers, publish the Internet information services providers standards for their collection and use of users’ personal information, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet information services providers and their employees keep users’ personal information that they collect strictly confidential, and that they must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance, which could have an adverse effect on our financial condition and results of operations.

Regulation and censorship of information distribution over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

The PRC government has adopted regulations governing Internet access and the distribution of information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these regulations may result in the revocation of licenses to provide Internet content and other licenses, the closure of the concerned websites. A website operator may also be held liable for such censored information displayed on or linked to its website. For a detailed discussion, see “PRC Regulation—Regulations on Information Security and Censorship.” We have a team dedicated to screening and monitoring content published on our online platform and removing prohibited content. However, we may have difficulty identifying and removing all illegal content displayed on or linked to our website, which could expose us to the penalties described above.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy of China has been experiencing increases in inflation and labor costs in recent years. As a result, the average wage in the PRC are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions and that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations may be materially and adversely affected.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office use in the PRC. Our leasehold interests in a number of these leased properties may be defective as a result of the lessors’ lack of proper title or right to lease. As a result, we cannot assure you that our leasehold interests will not be challenged. In addition, we have not registered almost all of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. As of the date of this prospectus, we are not subject to any actions, claims or investigations pending or threatened in writing by government authorities or third parties with respect to the defects in our leased properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interests and may be ordered to vacate the affected premises, which could materially and adversely affect our business and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) authorizes the SEC to deny any person, temporarily or permanently, the ability to practice before the SEC if found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an administrative law judge in the SEC issued an initial decision sanctioning four of these accounting firms from practicing before the SEC for six months. The accounting firms involved have the ability to appeal, first to the SEC, then to the federal appeals court if necessary, and if appealed, the sanction will not take effect until the SEC issues an order of finality. While we cannot predict the outcome of these proceedings, if the accounting firms, including our independent registered public accounting firm, were denied, even temporarily, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements in connection with this offering under the Securities Act of 1933, as amended, or the Securities Act, or those of public companies registered under the Exchange Act after our completion of this offering. Such a determination could ultimately lead to the delay or abandonment of this offering, or, after completion of this offering, delisting of our ADSs from the [NASDAQ Global Market/NYSE] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States, result in a sharp decline of our market capitalization and materially and adversely affect the value of your investment in our ADSs.

Risks Related to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the [NASDAQ Global Market/NYSE]. Prior to completion of this offering, there has been no public market for our ADSs or our Class A ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop or be sustained after this offering. If an active public market for our ADSs does not develop following completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China in recent years were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Once we become a public company, any similar negative publicity or sentiment may affect the performances of our ADSs. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;

•	variations in our revenues, net income and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new products, services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	fluctuations in market prices for our products or services.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that securities or industry analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, or publish unfavorable research about us, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. We will issue Class A ordinary shares represented by our ADSs in this offering. All of our outstanding shares will be redesignated as Class B ordinary shares immediately prior to the completion of this offering. Due to the disparate voting powers attached to these two classes of ordinary shares, we anticipate that our existing shareholders will collectively own approximately             % of our outstanding ordinary shares immediately after this offering, representing             % of our total voting power, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. Currently, our co-founders, Mr. Dunde Yu and Mr. Haifeng Yan, together with our four largest private equity investors, beneficially own an aggregate of 85.8% of our outstanding shares. Upon the completion of this offering, they will beneficially own an aggregate of             % of our outstanding shares and             % of our total voting power, or             % of our outstanding shares and             % of our total voting power if the underwriters exercise their over-allotment option in full.

As a result of the dual class share structure and the concentration of ownership, our existing shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. For more information regarding our principal shareholders and their affiliated entities, see “Principal [and Selling] Shareholders.”

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be         ADSs (equivalent to              Class A ordinary shares) outstanding immediately after this offering, or          ADSs (equivalent to              Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, [we, our directors and executive officers, our existing shareholders and our option holders] have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without prior written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, certain holders of our preferred shares prior to completion of this offering are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$         per ADS (assuming that no outstanding options to acquire Class A ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$         as of         , after giving effect to this offering and the assumed initial public offering price of US$         per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat Nanjing Tuniu and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we exercise effective control over their operations, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of Nanjing Tuniu and its subsidiaries for United States federal income tax purposes, and based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where Nanjing Tuniu and its subsidiaries are not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2013 Revision) and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2013 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Our current operations are based in China. In addition, some of our current directors and executive officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. For more information, see “Use of Proceeds.” You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is [five] calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NASDAQ Global Market/NYSE]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the [NASDAQ Global Market/NYSE], we are subject to the [NASDAQ Global Market/NYSE] corporate governance listing standards. However, [NASDAQ Global Market/NYSE] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NASDAQ Global Market/NYSE] corporate governance listing standards. Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the [NASDAQ Global Market/NYSE] corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We do not anticipate that we will pay any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions relating to indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase ADSs in this offering, realization of a gain on your investment will depend on the appreciation of the price of our ADSs, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ADSs.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [NASDAQ Global Market/NYSE], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	the expected growth of the online leisure travel market in China;

•	our expectations regarding demand for our products and services;

•	our expectations regarding our relationships with customers and travel suppliers;

•	our ability to offer competitive travel products and services;

•	our future business development, results of operations and financial condition;

•	competition in our industry in China;

•	relevant government policies and regulations relating to our corporate structure, business and industry;

•	our expectation regarding the use of proceeds from this offering;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government agencies and third-party providers of market intelligence, including a report that we commissioned from iResearch for purposes of this offering. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$         million, or approximately US$         million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$         per ADS, the mid-point of the range shown on the front cover page of this prospectus. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.] A US$1.00 change in the assumed initial public offering price of US$         per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$         million, or approximately US$         million if the underwriters exercise their option to purchase additional ADSs in full, assuming the number of ADSs offered by us as set forth on the front cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds received by us from this offering for the following purposes:

•	approximately US$ million to expand our sales and marketing efforts;

•	approximately US$ million to strengthen our product development capabilities;

•	approximately US$ million to improve our technology infrastructure; and

•	the balance for general corporate purposes, including strategic investments in and acquisitions of complementary businesses, although we have not identified any near-term investment or acquisition targets.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our existing PRC subsidiaries only through loans or capital contributions, or to establish new PRC subsidiaries, if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.”

Pending any use of the net proceeds as described above, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Regulation—Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the automatic conversion of all of our outstanding preferred shares into 82,624,391 Class B ordinary shares immediately upon completion of this offering, and (ii) share-based compensation expense of RMB13.4 million (US$2.2 million) associated with options for which the service condition was satisfied as of December 31, 2013, and which we expect to record upon completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding preferred shares into 82,624,391 Class B ordinary shares immediately upon completion of this offering, (ii) share-based compensation expense of RMB13.4 million (US$2.2 million) associated with options for which the service condition was satisfied as of December 31, 2013, and which we expect to record upon completion of this offering and (iii) the sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Actual		Pro forma(1)(3)		Pro forma as adjusted(1)(3)
	RMB	US$	RMB	US$	RMB	US$
		(in thousands)
Mezzanine Equity
Series A preferred shares (US$0.0001 par value; 13,506,748 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	9,360	1,546	—	—
Series B preferred shares (US$0.0001 par value; 21,564,115 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	48,890	8,076	—	—
Series C preferred shares (US$0.0001 par value; 25,782,056 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	290,256	47,947	—	—
Series D preferred shares (US$0.0001 par value; 21,771,472 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	367,935	60,779	—	—

	As of December 31, 2013
	Actual		Pro forma(1)(3)		Pro forma as adjusted(1)(3)
	RMB	US$	RMB	US$	RMB	US$
		(in thousands)
Shareholders’ Deficit
Ordinary shares (US$0.0001 par value; 126,999,531 shares authorized, 26,000,000 shares issued and outstanding on an actual basis; nil Class A ordinary shares and 108,624,391 Class B ordinary shares issued and outstanding on a pro forma basis; Class A ordinary shares and 108,624,391 Class B ordinary shares issued and outstanding on a pro forma as adjusted basis)	18	3	68	11
Accumulated paid-in capital	200	33	729,945	120,578
Accumulated other comprehensive loss	(19,723)	(3,258)	(19,723)	(3,257)
Accumulated deficit	(405,580)	(66,997)	(418,934)	(69,203)

Total shareholders’ deficit (2)	(425,085)	(70,219)	291,356	48,129

Total capitalization	1,075,373	177,639	291,356	48,129

(1)	The pro forma and pro forma as adjusted information discussed above is illustrative only. Our total shareholders’ deficit and total capitalization following completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$ per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of total shareholders’ deficit and total capitalization by US$ million.
(3)	The pro forma and pro forma as adjusted data as of December 31, 2013 gives effect to share-based compensation expense of US$2.2 million associated with options for which the service condition was satisfied as of December 31, 2013, and which we expect to record upon completion of this offering, as further described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-Based Compensation.” This adjustment has been reflected as an increase to additional paid-in capital and accumulated deficit.

DILUTION

Our net tangible book value as of December 31, 2013 was approximately US$         per ordinary share and US$         per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after December 31, 2013, other than to give effect to (1) the conversion of all of our Series A, B, C and D preferred shares into 82,624,391 Class B ordinary shares, which will occur automatically upon completion of this offering, and (2) our issuance and sale of              ADSs in this offering, at an assumed initial public offering price of US$         per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value as of December 31, 2013 would have been US$         per outstanding ordinary share, including Class A ordinary shares underlying our outstanding ADSs, or US$         per ADS. This represents an immediate increase in net tangible book value of US$         per ordinary share, or US$         per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$         per ordinary share, or US$         per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$         and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per Class A ordinary share	US$
Net tangible book value per ordinary share as of December 31, 2013	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

A US$1.00 change in the assumed public offering price of US$         per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$         million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$         per ordinary share and US$         per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$         per ordinary share and US$         per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of December 31, 2013, the differences between the shareholders as of December 31, 2013 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$         per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent	US$	US$
Existing shareholders			US$
New investors			US$

Total			US$

A US$1.00 change in the assumed initial public offering price of US$         per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$        , US$        , US$         and US$        , respectively, assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, options to purchase              ordinary shares are issued and outstanding, at a weighted average exercise price of US$             per ordinary share, and there are              ordinary shares available for future issuance upon the exercise of future grants under our 2008 Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is Renminbi because our business operations are based in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all other translations from Renminbi to U.S. dollars and U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.0537 to US$1.00, the exchange rate in effect as of December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On February 28, 2014, the noon buying rate was RMB6.1448 to US$1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8102	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
August	6.1193	6.1213	6.1302	6.1123
September	6.1200	6.1198	6.1213	6.1178
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017,] as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Travers Thorp Alberga, our counsel as to Cayman Islands law, and Jun He Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Travers Thorp Alberga has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Travers Thorp Alberga has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Jun He Law Offices has further advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

We began our operation in China through Nanjing Tuniu, a PRC company formed in December 2006. Nanjing Tuniu acquired 100% of the equity interests in Shanghai Tuniu International Travel Service Co., Ltd., Nanjing Tuniu International Travel Service Co., Ltd. and Beijing Tuniu International Travel Service Co., Ltd. in August 2008, December 2008 and November 2009, respectively. Nanjing Tuniu established Nanjing Tuzhilv Tickets Sales Co., Ltd. in April 2011.

In June 2008, we incorporated Tuniu Corporation under the laws of the Cayman Islands as our offshore holding company in order to facilitate international financing. In May 2011, we established our wholly-owned Hong Kong subsidiary, Tuniu (HK) Limited.

Tuniu Corporation established a wholly-owned PRC subsidiary, Beijing Tuniu, in September 2008. Tuniu (HK) Limited established another wholly-owned PRC subsidiary, Tuniu (Nanjing) Information Technology Co., Ltd., in August 2011, and acquired 100% of the equity interests in Beijing Tuniu in September 2011. Through Beijing Tuniu, we obtained control over Nanjing Tuniu by entering into a series of contractual arrangements, including purchase option agreement, equity interest pledge agreement, shareholders’ voting rights agreement, powers of attorney and cooperation agreement, with Nanjing Tuniu and the shareholders of Nanjing Tuniu. Nanjing Tuniu holds our ICP license as an Internet content provider and operates our website. Beijing Tuniu International Travel Service Co., Ltd. and Nanjing Tuniu International Travel Service Co. Ltd., both of which are Nanjing Tuniu’s subsidiaries, hold our operation permits for overseas travel business.

These contractual arrangements allow us to:

•	exercise effective control over Nanjing Tuniu;

•	receive substantially all of the economic benefits of Nanjing Tuniu; and

•	have an option to purchase all or part of the equity interests in Nanjing Tuniu when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Nanjing Tuniu, and we treat it and its subsidiaries as consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of Nanjing Tuniu and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. We plan to increase the registered capital of Nanjing Tuniu in the near future to support its expanding business operations.

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities, as of the date of this prospectus:

(1)	Messrs. Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang hold 17.7%, 11.8%, 10.4%, 6.5%, 1.3%, 1.3% and 51.0% equity interests in Nanjing Tuniu, respectively. Among the shareholders of Nanjing Tuniu, Messrs. Dunde Yu and Haifeng Yan are founders, directors and ultimate shareholders of Tuniu Corporation. Messrs. Tong Wang, Jiping Wang, Xin Wen and Yongquan Tan are ultimate shareholders of Tuniu Corporation. Mr. Haifeng Wang is an employee of one of our preferred shareholders.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Tuniu, our consolidated affiliated entity, Nanjing Tuniu, and the shareholders of Nanjing Tuniu.

Agreements that Provide us Effective Control over Nanjing Tuniu

Purchase Option Agreement. Pursuant to the purchase option agreement entered into on September 17, 2008 and restated and amended on January 24, 2014, each of the shareholders of Nanjing Tuniu irrevocably and exclusively grants Beijing Tuniu an option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Nanjing Tuniu. The aggregate purchase price is RMB1.8 million (US$0.3 million). The shareholders of Nanjing Tuniu agree, without the prior written consent of Beijing Tuniu, not to transfer or otherwise dispose of their equity interests in Nanjing Tuniu, pledge their equity interests or create any encumbrance on their equity interests. The agreement remains effective until all equity interests held in Nanjing Tuniu by the shareholders of Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons. The purchase price has been prepaid by Beijing Tuniu to the shareholders of Nanjing Tuniu.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement entered into on September 17, 2008, each of the shareholders of Nanjing Tuniu pledges all of their equity interests in Nanjing Tuniu to guarantee their performance of their obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agree that, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge became effective on the date when the equity interest pledge was registered with the relevant local administration for industry and commerce, and remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier. We have completed the registration of the equity interest pledge with Xuanwu Branch of Nanjing Administration for Industry and Commerce.

Shareholders’ Voting Rights Agreement. Pursuant to the shareholders’ voting rights agreement entered into on September 17, 2008, the shareholders of Nanjing Tuniu appointed Beijing Tuniu or its designated person as their attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu, including attending shareholders’ meetings, voting on all matters of Nanjing Tuniu requiring shareholder approval, nominating and appointing directors, convening extraordinary shareholders’ meetings, and other voting rights pursuant to the then-effective articles of association of Nanjing Tuniu. The shareholders’ voting rights agreement will remain in force until all the parties to the agreement mutually agree to terminate the agreement in writing or cease to be shareholders of Nanjing Tuniu.

Irrevocable Powers of Attorney. Pursuant to the powers of attorney dated January 24, 2014, the shareholders of Nanjing Tuniu each irrevocably appointed Beijing Tuniu as the attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu, including but not limited to attending shareholders’ meetings, voting on all matters of Nanjing Tuniu requiring shareholder approval, nominating and appointing directors, convening extraordinary shareholders’ meetings, and other voting rights pursuant to the then-effective articles of association of Nanjing Tuniu. Each power of attorney will remain in force until the shareholders’ voting rights agreement expires or is terminated. These powers of attorney replaced the powers of attorney previously granted to a person designated by Beijing Tuniu on September 17, 2008.

Agreement that Allows us to Receive Economic Benefits from Nanjing Tuniu

Cooperation Agreement. Under the cooperation agreement entered into on September 17, 2008 and restated and amended on January 24, 2014, Beijing Tuniu has the exclusive and irrevocable right to provide to Nanjing Tuniu business consulting, technical consulting and technical services related to the businesses of Nanjing Tuniu and its subsidiaries. Beijing Tuniu owns the exclusive intellectual property rights created by Nanjing Tuniu or its employees as a result of the performance of this agreement. Beijing Tuniu has the right to receive, or designate a person or persons to receive, a quarterly service fee, which equals the profits of each of Nanjing Tuniu and its subsidiaries, to which it provides such business consulting, technical consulting and technical services, provided that such amount of service fees can be adjusted by Beijing Tuniu at its sole discretion. This agreement will remain effective until expiration of Beijing Tuniu’s business term, unless Beijing Tuniu exercises its unilateral right to terminate the agreement, one of the parties is declared bankrupt or Beijing Tuniu is not able to provide consulting and services as agreed for more than three consecutive years because of force majeure. Nanjing Tuniu is not permitted to terminate the agreement in any other event.

In 2012 and 2013, we received service fees of RMB20.1 million and RMB22.6 million (US$3.7 million), respectively, from our consolidated affiliated entities.

In the opinion of Jun He Law Offices, our PRC counsel:

•	the ownership structures of Beijing Tuniu and Nanjing Tuniu, currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and

•	each of the shareholders’ voting rights agreement, the powers of attorney, the equity interest pledge agreement, the purchase option agreement and the cooperation agreement under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu governed by PRC law, currently and immediately after giving effect to this offering, is valid, binding and enforceable, and does not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online travel business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to restrictions on foreign investment in value-added telecommunications and travel companies in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including shutting down of our online platform.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

SELECTED CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following selected consolidated statements of comprehensive loss data (other than ADS data) and selected consolidated statements of cash flow for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues:
Organized tours	751,388	1,075,094	1,892,826	312,673
Self-guided tours	17,559	32,359	48,901	8,078
Others	2,667	12,875	20,744	3,426

Total revenues	771,614	1,120,328	1,962,471	324,177
Less: Business and related taxes	(6,071)	(7,447)	(12,784)	(2,112)

Net revenues	765,543	1,112,881	1,949,687	322,065
Cost of revenues	(741,716)	(1,073,732)	(1,829,665)	(302,239)

Gross profit	23,827	39,149	120,022	19,826

Operating expenses:
Research and product development	(21,386)	(33,370)	(38,994)	(6,441)
Sales and marketing	(50,589)	(57,994)	(110,071)	(18,182)
General and administrative	(53,877)	(62,006)	(69,679)	(11,510)
Other operating income	1,651	775	1,689	278
Loss from operations	(100,374)	(113,446)	(97,033)	(16,029)

Other income/(expenses):
Interest income	2,287	7,432	16,163	2,670
Foreign exchange related gains/(losses), net	6,529	(741)	1,286	213
Other loss, net	(392)	(357)	(48)	(8)

Loss before provision for income taxes	(91,950)	(107,112)	(79,632)	(13,154)
Provision for income taxes	—	(78)	—	—

Net loss	(91,950)	(107,190)	(79,632)	(13,154)

Deemed dividends to preferred shareholders	(30,929)	—	(59,428)	(9,817)
Net loss attributable to ordinary shareholders	(122,879)	(107,190)	(139,060)	(22,971)

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss Data:
Net loss per ordinary share attributable to ordinary shareholders
Basic	(4.73)	(4.12)	(5.35)	(0.88)
Diluted	(4.73)	(4.12)	(5.35)	(0.88)
Weighted average number of ordinary shares used in computing basic and diluted earnings per share	26,000,000	26,000,000	26,000,000	26,000,000
Net loss per ADS (1)
Basic
Diluted

Note: (1)	Each ADS represents Class A ordinary shares.

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	332,101	299,238	419,403	69,280
Restricted cash	11,530	6,875	9,250	1,528
Short-term investments	—	30,000	327,000	54,017
Prepayments and other current assets	56,635	127,050	286,560	47,336
Total assets	427,766	502,838	1,075,373	177,639
Accounts payable	55,822	127,240	288,965	47,734
Advances from customers	157,919	244,214	396,738	65,536
Total liabilities	250,938	433,262	784,017	129,510
Total mezzanine equity	350,744	350,744	716,441	118,348
Total shareholders’ deficit	(173,915)	(281,168)	(425,086)	(70,219)

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	36,270	14,663	116,736	19,283
Net cash used in investing activities	(20,686)	(46,786)	(304,218)	(50,253)
Net cash provided by financing activities	257,447	—	306,360	50,607

The following table presents selected operating data for the years indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Gross bookings (in thousands)
Organized tours (excluding local tours)	613,909	910,071	1,645,030	271,740
Local tours	137,479	165,023	247,796	40,933
Self-guided tours	277,444	590,597	1,128,531	186,420

Number of trips (in thousands)
Organized tours (excluding local tours)	174	236	367	367
Local tours	409	503	687	687
Self-guided tours	49	110	221	221

Average gross bookings per trip
Organized tours (excluding local tours)	3,528	3,856	4,482	740
Local tours	336	328	361	60
Self-guided tours	5,662	5,369	5,106	844

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading online leisure travel company in China. We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travelers. We ranked first in China’s online organized tours market as measured by transaction value in 2013, according to iResearch, a third-party research firm. We believe we are well positioned to benefit from the significant growth potential of China’s online leisure travel market, which is expected to grow at a CAGR of 35.6% from 2013 to 2016 as measured by transaction value, according to iResearch.

We started offering packaged tours online in 2007, and are among the earliest Chinese companies that focus on the online leisure travel market. As an early mover in China’s online leisure travel market, we have sold over three million packaged tours since our inception. We offer packaged tours sourced from over 3,000 travel suppliers, covering over 70 countries as well as all popular tourist attractions in China. Our product portfolio consists of over 100,000 SKUs of organized tours, over 100,000 SKUs of self-guided tours, and tickets for over 1,000 domestic and overseas tourist attractions. Our core strength is in overseas leisure travel products and services, which contributed over 70% of our gross bookings in 2013.

We have achieved significant growth in recent years. Our net revenues increased from RMB765.5 million in 2011 to RMB1,112.9 million in 2012 and further to RMB1,949.7 million (US$322.1 million) in 2013, representing a CAGR of 59.6%. We had a net loss of RMB91.9 million, RMB107.2 million and RMB79.6 million (US$13.2 million) in 2011, 2012 and 2013, respectively. We generally collect payments from our customers upon contract confirmation before we pay our travel suppliers, which allows us to generate positive cash flow from operations. Our net cash provided by operating activities was RMB36.3 million, RMB14.7 million and RMB116.7 million (US$19.3 million) in 2011, 2012 and 2013, respectively.

Our ability to achieve and increase profitability depends on our ability to effectively reduce our costs and expenses as a percentage of our net revenues. Our cost of revenues as a percentage of our net revenues decreased from 96.9% in 2011 to 96.5% in 2012 and further to 93.8% in 2013. Our operating expenses as a percentage of our net revenues decreased from 16.2% in 2011 to 13.7% in 2012 and further to 11.1% in 2013. Such decreases were primarily attributable to the improved operational efficiency and decrease of our average procurement costs for travel products. However, our past results of operations should not be taken as indicative of our future performance. We plan to increase our sales and marketing efforts, including advertising campaigns, to further increase our market share. We also expect our share-based compensation to increase. As a result, we expect our operating expenses to increase in absolute dollar amounts. If we fail to effectively reduce our costs and expenses as a percentage of our net revenues, we may not be able to achieve and maintain profitability.

Selected Income Statement Items

Revenues

We generate revenues primarily from sales of packaged tours, which consist of organized tours and self-guided tours. Revenues from organized tours are recognized on gross basis, which represent amounts received from customers. For organized tours, we are the primary obligor and bear the risks and rewards, including customers’ acceptance of products and services rendered. On the other hand, revenues from self-guided tours are recognized on net basis, representing the difference between the amount received from customers and the amount due to our travel suppliers, as we act as an agent for travel suppliers. See also “—Critical Accounting Policies and Estimates.”

The following table sets forth the components of our revenues in absolute amounts and as percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues:
Organized tours	751,388	98.2%	1,075,094	96.6%	1,892,826	312,673	97.1%
Self-guided tours	17,559	2.3	32,359	2.9	48,901	8,078	2.5
Others	2,667	0.3	12,875	1.2	20,744	3,426	1.1

Total revenues	771,614	100.8	1,120,328	100.7	1,962,471	324,177	100.7
Less: Business and related taxes	(6,071)	(0.8)	(7,447)	(0.7)	(12,784)	(2,112)	(0.7)

Net revenues	765,543	100.0%	1,112,881	100.0%	1,949,687	322,065	100.0%

As revenues generated from organized tours are recognized on gross basis while revenues generated from self-guided tours are recognized on net basis, we also evaluate our financial performance using gross bookings, which represent the total amount paid by our customers for the travel products and services that we have rendered, including related taxes, fees and other charges borne by our customers.

The following table sets forth the gross bookings, number of trips and average gross bookings per trip of our organized tours and self-guided tours for the years presented:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Gross bookings (in thousands)
Organized tours (excluding local tours)	613,909	910,071	1,645,030	271,740
Local tours	137,479	165,023	247,796	40,933
Self-guided tours	277,444	590,597	1,128,531	186,420

Number of trips (in thousands)
Organized tours (excluding local tours)	174	236	367	367
Local tours	409	503	687	687
Self-guided tours	49	110	221	221

Average gross bookings per trip
Organized tours (excluding local tours)	3,528	3,856	4,482	740
Local tours	336	328	361	60
Self-guided tours	5,662	5,369	5,106	844

Organized tours. As we recognize revenues from organized tours on gross basis, revenues from organized tours are equivalent to the gross bookings for organized tours. The increase in revenues from organized tours was primarily driven by the growth in the number of trips and the average gross bookings per trip. This was a result of the expansion of our product portfolio in terms of departing cities and travel destinations and our increased marketing efforts in promoting organized tours. Our organized tour portfolio also includes local tours. Typically, local tours have lower average gross booking per trip as compared to other types of organized tours.

Revenues from organized tours accounted for 98.2%, 96.6% and 97.1%, respectively, of our net revenues in 2011, 2012 and 2013. We expect that revenues from organized tours will continue to constitute a large majority of our net revenues in the foreseeable future.

Self-guided tours. Revenues from self-guided tours represented the difference between the amount received from our customers and the amount due to our travel suppliers. As such, revenues from self-guided tours are affected by both gross bookings for self-guided tours and the amounts paid to our travel suppliers for the sale of self-guided tour products to customers. From 2012 to 2013, our revenues from self-guided tours increased by 50.9% from RMB32.4 million to RMB 48.9 million (US$8.1 million), while gross bookings of our self-guided tours increased by 91.1% during the same period. From 2011 to 2012, revenues from self-guided tours increased by 84.1% from RMB17.6 million in 2011 to RMB32.4 million in 2012, while gross bookings of our self-guided tours increased by 112.9% during the same period. Our gross bookings for self-guided tours increased at a faster pace than the growth of our revenues from self-guided tours primarily as a result of increased competition which resulted in higher amounts paid to our travel suppliers for self-guided tour products during these periods. The decrease in the average gross bookings per trip of self-guided tours during the period from 2011 to 2013 was primarily due to the different growth rates of different products as we expanded our self-guided tour product portfolio. Revenues from our self-guided tours accounted for 2.3%, 2.9% and 2.5%, respectively, of our net revenues in 2011, 2012 and 2013.

Revenues from self-guided tours generally reflected the increase of the gross bookings for self-guided tours, which primarily resulted from the growth in the number of trips as we expanded our self-guided tour portfolio and increased marketing efforts in promoting our tours. Primarily due to the fact that our revenues from self-guided tours are recognized on net basis, we expect that revenues from self-guided tours will continue to constitute a small percentage of our net revenues in the near future.

Others. Other revenues accounted for 0.3%, 1.2% and 1.1%, respectively, of our net revenues in 2011, 2012 and 2013. Our other revenues primarily comprise revenues generated from (i) other travel-related services, such as sales of tourist attraction tickets and visa processing services; and (ii) fees for advertising services that we provide primarily to domestic and foreign tourism boards and bureaus.

Cost of Revenues

Our cost of revenues accounted for 96.9%, 96.5% and 93.8%, respectively, of our net revenues in 2011, 2012 and 2013.

Our cost of revenues comprises primarily cost to suppliers of our organized tours. Cost to suppliers of our organized tours represents amounts paid to our travel suppliers for the sale of the relevant organized tour products to customers, net of supplier rebates. See also “Business—Supply Chain Management.” Cost to suppliers of our organized tours accounted for a substantial majority of our net revenues in 2011, 2012 and 2013. Cost to suppliers of our organized tours generally increases with the increase in our revenues from organized tours. We expect that cost to suppliers of our organized tours will increase in absolute amounts as revenues from our organized tours continue to grow. As revenues from self-guided tours are recognized on a net basis, the amounts we pay to our travel suppliers for self-guided tours are recorded as reduction to revenues, rather than cost of revenues, and hence have no impact on our cost of revenues. For self-guided tours, the amounts we pay our travel suppliers represent approximately 93.7%, 94.5% and 95.7% of gross bookings in the years ended December 31, 2011, 2012 and 2013, respectively.

Our cost of revenues also include salaries, commissions, employee welfare expenses, bonuses and contributions to mandatory retirement provident funds and other headcount-related expenses for our tour advisors, customer service representatives and other personnel directly related to providing products and services. Other components of our cost of revenues include (i) charges and other direct expenses related to tour transactions such as credit card processing fees, (ii) office rental and depreciation and other office related expenses and (iii) network maintenance costs such as bandwidth costs and data center costs.

Operating Expenses

Our operating expenses accounted for 16.2%, 13.7% and 11.1%, respectively, of our net revenues in 2011, 2012 and 2013. The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our net revenues for the years presented:

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Research and product development	(21,386)	(2.8)%	(33,370)	(3.0)%	(38,994)	(6,441)	(2.0)%
Sales and marketing	(50,589)	(6.6)	(57,994)	(5.2)	(110,071)	(18,182)	(5.6)
General and administrative	(53,877)	(7.0)	(62,006)	(5.6)	(69,679)	(11,510)	(3.6)
Other operating income	1,651	0.2	775	0.1	1,689	278	0.1

Total operating expenses	(124,201)	(16.2)%	(152,595)	(13.7)%	(217,055)	(35,855)	(11.1)%

Research and product development expenses. Research and product development expenses primarily comprise salaries and other compensation expenses for our research and product development personnel as well as office rental, depreciation and other expenses related to our research and product development function. Research and product development expenses also include expenses that are incurred in connection with the planning and implementation phases of development and costs that are associated with the maintenance of our online platform or software for internal use. Research and product development expenses accounted for 2.8%, 3.0% and 2.0%, respectively, of our net revenues in 2011, 2012 and 2013. During the same period, our research and product development expenses increased in absolute amounts to support our business expansion, primarily attributable to the increases in the headcount and the average salary of our research and product development personnel. The year-over-year growth rate of our research and product development expenses was lower than that of our net revenues in 2013 but higher than that of our net revenues in 2012. We expect research and product development expenses to increase in absolute amounts as the results of our continuous research and product development efforts and the increase in share-based compensation expenses.

Sales and marketing expenses. Sales and marketing expenses primarily comprise marketing and promotional expenses, salaries and other compensation expenses for our sales and marketing personnel and office rental, depreciation and other expenses related to our sales and marketing function. Our sales and marketing expenses accounted for 6.6%, 5.2% and 5.6%, respectively, of our net revenues in 2011, 2012 and 2013. During the same period, our sales and marketing expenses increased in absolute amounts primarily due to our increased marketing efforts to promote our business. The year-over-year growth rate of our sales and marketing expenses was higher than that of our net revenues in 2013 but lower than that of our net revenues in 2012. We plan to increase our sales and marketing efforts, including advertising campaigns, to increase our market share. We expect our sales and marketing expenses to increase in absolute amounts as our business continues to grow and share-based compensation expenses increase.

General and administrative expenses. General and administrative expenses primarily comprise salaries and other compensation expenses for our administrative personnel, professional service fees, office rental, depreciation and other expenses related to our administrative function. General and administrative expenses accounted for 7.0%, 5.6% and 3.6%, respectively, of our net revenues in 2011, 2012 and 2013. We expect general and administrative expenses to increase in absolute amounts in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a public company and the increase in share-based compensation expenses.

Other operating income. Other operating income relates primarily to government subsidies that we received from provincial and local governments. Government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support our ongoing operations in the region. Other operating income accounted for 0.2%, 0.1% and 0.1%, respectively, of our net revenues in 2011, 2012 and 2013.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition or operating results and margins would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below.

Revenue Recognition

We generate revenues primarily from selling packaged tours and travel-related services. Our main product and service offerings include (i) organized tours, (ii) self-guided tours and (iii) other travel-related services. Organized tour offers pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services and customers pay one lump-sum fee in exchange for such a package. Self-guided tour consists of a combination of flights and hotel bookings or cruise trip, which are often offered to customers at a more favorable price as compared to customers purchasing these travel-related products and services on a stand-alone basis. Other travel-related services primarily include sales of tourist attraction tickets, visa processing services and advertising services that we provide to domestic and foreign tourism boards and bureaus.

Revenues are recognized in accordance with ASC 605, Revenue Recognition, when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred or service has been provided and collectability is reasonably assured.

Organized tours

Revenues from organized tours are recognized on gross basis, which represent amounts charged to and received from customers, as we are the primary obligor in the arrangement and bear the risks and rewards, including the customers’ acceptance of products and services delivered. While we do not generally assume the inventory risk of purchasing travel services before customers place an order, we assess the facts and circumstances and conclude that we are the principal in organized tour arrangements. Factors that support our conclusion mainly include the following:

•	We are the primary obligor in the arrangement as we are responsible for the ultimate customer acceptance for all products and services rendered. Such commitment is also made in the contracts we enter into with our customers. We are the party retained by and paid by our customers. In situations of customer disputes, where the customer files a complaint or demands a refund, we assume risks and responsibilities for the delivery of organized tours and we, rather than the travel suppliers, are responsible for (and solely authorized to grant) refunding the customers their payments.

•	We independently determine the prices charged to customers for organized tours, as well as the prices paid to travel suppliers and subcontractors.

•	We conduct a rigorous process in qualifying our travel suppliers and selecting travel products and services at our discretion before selling these products to our customers, and participate in the design of organized tours.

Revenues from organized tours are recognized when customers return from the trips as delivery is only considered completed upon conclusion of the entire organized tour.

Self-guided tours

Revenues from self-guided tours are recognized on net basis, representing the difference between the amount the customer pays us, and the amount we pay our travel suppliers. We generally do not assume inventory risk and have limited involvement in determining the product or service specifications in the self-guided tour arrangements. Customers purchase self-guided tours based on the desired products specified, and we provide limited additional services to customers. Suppliers are responsible for all aspects of providing the air transportation and hotel accommodation. Therefore, we are an agent for the travel suppliers in the self-guided tour transactions and revenues from self-guided tours are reported on net basis. Revenues from self-guided tours are recognized when the tours end, as commissions are not earned until this time according to the contractual arrangements entered into with travel suppliers.

Other revenues

For other travel-related services such as sales of tourist attraction tickets and visa processing services, we generally earn a commission or service fee from travel suppliers and revenues recognized represents the commissions earned from these transactions on net basis. We also enter into contractual arrangements with domestic and foreign tourism boards and bureaus, and provide advertising services on our online platform. Revenues are recognized when tickets are issued or when services are rendered.

Customer incentives

We have a customer loyalty program that offers customers coupons, travel vouchers, membership points or cash rewards. We account for these customer incentives in accordance with ASC 605-50, Customer Payments and Incentives. For coupons and travel vouchers offered where prior purchase is not required, we account for them as a reduction of revenues when revenues are recognized. We also assess coupons and vouchers offered to customers as part of a current purchase that give customers a right, but not an obligation to make future purchases, and concluded discounts offered are insignificant; as such, no deferral of revenues are considered necessary.

For membership points earned by customers which provides travel awards upon point redemption, we use the incremental cost method to estimate our future obligation to our customers, and record the incremental costs as sales and marketing expenses in the consolidated statements of comprehensive loss. Unredeemed membership points are recorded in other current liabilities in the consolidated balance sheets. Cash rewards earned by customers are recorded as a reduction to revenues, with corresponding unclaimed amount recorded in other current liabilities. We adjust the liability when the membership points and cash rewards remain unclaimed upon program expiration, which is typically two years from the day when the membership points and cash rewards are awarded.

Research and Product Development

Research and product development expenses include salaries and other compensation-related expenses for our research and product development personnel, as well as office rental, depreciation and other related expenses for our research and product development function. We recognize software development costs in accordance with ASC 350-40 “Software—internal use software.” We expense all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with repair or maintenance of the existing websites or software for internal use. Certain costs associated with developing internal use software are capitalized when such costs are incurred within the application development stage of software development.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in our statement of comprehensive loss. As of December 31, 2011, 2012 and 2013, we did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Share-Based Compensation

We account for share options granted to employees in accordance with ASC 718, Stock Compensation. The 2008 Plan allows the plan administrator to grant options and restricted shares to our employees, directors, and consultants. The plan administrator is our board of directors or a committee appointed and determined by the board. The board may also authorize one or more of our officers to grant awards under the plan. In accordance with the guidance, we determine whether a stock-based award should be classified and accounted for as a liability award or equity award. Under the 2008 Plan, we only granted options to employees and directors, and such stock-based compensation is considered to be equity classified awards, and is recognized in the financial statements based on their grant date fair values which are calculated using the binomial option pricing model. Share-based compensation expense is recorded net of an estimated forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Under the 2008 plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the incentive plan includes an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after our ordinary shares become listed securities, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of our assets, or a merger, consolidation, or other business combination transaction), or (iii) if the optionee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. Since the adoption of the 2008 Plan, we have not recognized any stock-based compensation expense for options granted, because an exercisable event as described above had not occurred. The satisfaction of the performance condition becomes probable upon completion of our initial public offering, and for options granted for which the service condition has been satisfied as of such date, we will record a significant cumulative stock-based compensation expense for these options in the quarter of completing the initial public offering. Unrecognized stock-based compensation expense as a result of the performance condition as of December 31, 2012 and December 31, 2013 amounted approximately RMB5.9 million and RMB7.5 million (US$1.2 million), respectively. As a result, immediately upon completion of this offering, we expect that we will incur a significant share-based compensation charge of US$2.5 million, which will include US$2.2 million associated with options for which the service condition was satisfied as of December 31, 2013, and an additional amount of US$0.3 million associated with options for which the service condition was satisfied between January 1, 2014 and the date of this prospectus. The estimates we used to determine the fair value of these options in computing our share-based compensation expense are determined on the respective grant dates, and will not change when the underlying shares begin trading because our options are equity classified awards.

The following table sets forth the options granted under the 2008 Plan in the preceding 12 months:

	Number of Options Granted	Exercise Price		Fair Value of Option as of the Grant Date			Fair Value of the Underlying Ordinary Shares as of the Grant Date		Intrinsic Value as of the Grant Date		Type of Valuation
December 16, 2012	6,000	US$	1.14	US$	0.44		US$	0.91		N/A	Restrospective
January 7, 2013	2,177,133	US$	0.90	US$	0.44		US$	0.91	US$	0.01	Restrospective
March 23, 2013	5,000	US$	1.14	US$	0.44		US$	0.91		N/A	Restrospective
April 18, 2013	45,000	US$	1.14	US$	0.44		US$	0.91		N/A	Restrospective
June 3, 2013	20,000	US$	1.14	US$	0.44		US$	0.91		N/A	Restrospective
June 28, 2013	20,000	US$	1.14	US$	0.44		US$	0.91		N/A	Restrospective
July 1, 2013	20,000	US$	1.14	US$	0.44		US$	0.91		N/A	Restrospective
August 1, 2013	3,809,985	US$	0.0001	US$	1.20		US$	1.20	US$	1.20	Restrospective
August 15, 2013	378,192	US$	1.79	US$	0.44		US$	1.20		N/A	Restrospective
October 30, 2013(1)	500,000	US$	1.14	US$	1.07	(1)	US$	1.82	US$	0.68	Contemporaneous
October 30, 2013(1)	190,000	US$	1.14	US$	0.98	(1)	US$	1.82	US$	0.68	Contemporaneous
November 30, 2013(1)	10,000	US$	2.00	US$	0.93	(1)	US$	1.98		N/A	Contemporaneous
November 30, 2013(1)	270,000	US$	2.00	US$	0.79	(1)	US$	1.98		N/A	Contemporaneous

(1)	Options granted to officers and non-officer employees result in different fair value on the same grant date.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value of Options

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm. As part of our valuation process, we have also taken into consideration the transaction value of independent third parties’ private equity investments in us that are closest to the respective valuation dates. Our management is ultimately responsible for all assumptions and valuation methodologies used in such determination. The fair value of each option grant is estimated on the date of grant with the following assumptions:

Expected volatility. We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

Risk-free interest rate (per annum). We estimated risk-free interest rate based on the yield to maturity of US Treasury Bond with a maturity similar to the expected expiry of the term.

Exercise multiple. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees.

Expected dividend yield. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

Expected term (in years). Expected term is the contract life of the option.

Expected forfeiture rate (post-vesting). Estimated based on historical employee turnover rate after each option grant.

Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value of Ordinary Shares

Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we, with the assistance of independent appraisers, performed retrospective valuations instead of contemporaneous valuations because, at the time of the valuation dates, our financial and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

We, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. We and our appraisers considered the market and cost approaches as inappropriate for valuing our ordinary shares because no exactly comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, we and our appraisers relied solely on the income approach in determining the fair value of our ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to our company.

The income approach involves applying discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. Our projected revenues were based on expected annual growth rates derived from a combination of our historical experience and the general trend in online leisure travel market. The revenue and cost assumptions we used are consistent with our long-term business plan and market conditions in the online leisure travel market. We also have to make complex and subjective judgments regarding our unique business risks, our limited operating history, and future prospects at the time of grant. Other assumptions we used in deriving the fair value of our equity include:

•	no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions in China;

•	no material changes will occur in the current taxation law in China and the applicable tax rates will remain consistent;

•	we have the ability to retain competent management and key personnel to support our ongoing operations; and

•	industry trends and market conditions for the online leisure travel market will not deviate significantly from current forecasts.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

The other major assumptions used in calculating the fair value of ordinary shares include:

•	Weighted average cost of capital, or WACC. Our cash flows were discounted to present value using discount rates that reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimate of our weighted average cost of capital, or WACC, on the grant date. The WACCs were determined considering the risk-free rate, industry-average correlated relative volatility coefficient, or beta, equity risk premium, country risk premium, size of our company, scale of our business and our ability in achieving forecast projections. WACCs of 25%, and 23%, were used for dates as of January 7, 2013 and August 1, 2013, respectively.

•	Comparable companies. In deriving the WACCs, which are used as the discount rates under the income approach, six to eight publicly traded companies in the U.S. (varied by valuation time points), two publicly traded companies in Australia, and one publicly traded company in China online travel industry were selected for reference as our guideline companies.

•	Discount for lack of marketability, or DLOM. At the time of above grants, we were a closely-held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the independent appraisers used the Finnerty’s average-strike put option model. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry. Based on the analysis, DLOM of 16% and 13% were used for the valuation of our ordinary shares as of January 7, 2013 and August 1, 2013, respectively.

Significant Factors Contributing to the Difference in Fair Value Determined

The determined fair value of our ordinary shares increased from US$0.91 per share as of December 16, 2012 to US$1.20 per share as of August 1, 2013. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	continued adoption and increased penetration of online leisure travel and the consistent strong growth seen in the overall industry;

•	improvement of our financial and operating performance in 2013 which was primarily attributable to increased economies of scale, greater bargaining power with travel suppliers, and hence improved gross margin in 2013; and

•	management’s adjustment of our financial forecasts to reflect the anticipated higher revenue growth rate and long-term profitability in the future due to the abovementioned developments.

The determined fair value of our ordinary shares increased from US$1.20 per share as of August 1, 2013 to US$1.82 per share as of October 30, 2013 and further to US$1.98 per share as of November 30, 2013. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•	the improvement of our financial and operating performance in 2013, which was primarily attributable to increased economies of scale, including greater pricing power with travel suppliers;

•	the issuance of Series D convertible preferred shares in August 2013, which provided us with additional capital for our business expansion;

•	management’s adjustment of our financial forecast to reflect the anticipated higher revenue growth rate and better financial performance in the future due to the abovementioned developments; and

•	the commencement of our initial public offering preparation process in November 2013 and the estimation of our listing date to be in 2014, resulting in a decrease in expected time period leading to a liquidity event. The proximity in time of this offering to the date of the valuation increased the liquidity of our shares and hence lowered our DLOM.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Tuniu (HK) Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. Under the Hong Kong tax law, Tuniu (HK) Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our PRC subsidiaries and consolidated affiliated entities are subject to PRC enterprise income tax, or EIT, on the taxable income in accordance with the relevant PRC income tax laws.

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82, which was issued in April 2009 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the PRC resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

Nanjing Tuniu obtained its HNTE certificate in 2010 with a valid period of three years and successfully obtained the governmental approval in 2013 to renew its qualification as a HNTE for additional three years.

Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2013 to 2015 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years. However, if we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and our investors’ jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are based in China, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above.

As we had losses from operation in 2011 and 2012, we have not incurred any PRC income taxes for those periods, with the exception of one operating entity in China, which incurred immaterial income tax expenses in 2012.

See “Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Pursuant to the applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay business taxes at the rate of 5% on the revenues generated from providing such services. Entities engaging in the travel business can deduct certain approved cost from their revenues in calculating business taxes. However, if the services provided are related to technology development and transfer, such entities may be exempted from business and related taxes arising from such services subject to approval by the relevant tax authorities. We are subject to business and related taxes on services provided in the PRC, and the applicable business tax rate is 5%. In our consolidated financial statements included elsewhere in this prospectus, business and related taxes are deducted from gross revenues to arrive at net revenues.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity that carries out selected modern services in Shanghai is required to pay value-added tax (“VAT”) instead of business tax. These entities are permitted to offset input VAT incurred with the output VAT. The pilot program has been expanded to other regions, including Beijing from September 1, 2012 and Nanjing from October 1, 2012. Beijing Tuniu, Nanjing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. have been subject to VAT at a rate of 6%

and has since stopped paying the 5% business tax from the respective effective dates of the tax reform. We do not expect this change to have a significant financial statement impact on our consolidated results of operations.

Results of Operations

The following table presents our historical results of operations in absolute amounts and as percentages of our net revenues for the years indicated:

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Organized tours	751,388	98.2%	1,075,094	96.6%	1,892,826	312,673	97.1%
Self-guided tours	17,559	2.3	32,359	2.9	48,901	8,078	2.5
Others	2,667	0.3	12,875	1.2	20,744	3,426	1.1

Total revenues	771,614	100.8	1,120,328	100.7	1,962,471	324,177	100.7
Less: Business and related taxes	(6,071)	(0.8)	(7,447)	(0.7)	(12,784)	(2,112)	(0.7)

Net revenues	765,543	100.0	1,112,881	100.0	1,949,687	322,065	100.0
Cost of revenues	(741,716)	(96.9)	(1,073,732)	(96.5)	(1,829,665)	(302,239)	(93.8)

Gross profit	23,827	3.1	39,149	3.5	120,022	19,826	6.2
Operating expenses:
Research and product development	(21,386)	(2.8)	(33,370)	(3.0)	(38,994)	(6,441)	(2.0)
Sales and marketing	(50,589)	(6.6)	(57,994)	(5.2)	(110,071)	(18,182)	(5.6)
General and administrative	(53,877)	(7.0)	(62,006)	(5.6)	(69,679)	(11,510)	(3.6)
Other operating income	1,651	0.2	775	0.1	1,689	278	0.1

Loss from operations	(100,374)	(13.1)	(113,446)	(10.2)	(97,033)	(16,029)	(5.0)
Other income/(expenses):
Interest income	2,287	0.3	7,432	0.7	16,163	2,670	0.8
Foreign exchange related (losses)/gains, net	6,529	0.9	(741)	(0.1)	1,286	213	0.1
Other loss, net	(392)	(0.1)	(357)	(0.0)	(48)	(8)	(0.0)

Loss before provision for income taxes	(91,950)	(12.0)	(107,112)	(9.6)	(79,632)	(13,154)	(4.1)
Provision for income taxes	—	—	(78)	(0.0)	—	—	—

Net loss	(91,950)	(12.0)%	(107,190)	(9.6)%	(79,632)	(13,154)	(4.1)%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Total revenues increased by 75.2% from RMB1,120.3 million in 2012 to RMB1,962.5 million (US$324.2 million) in 2013. This increase was primarily due to an increase in our revenues from both organized tours and self-guided tours.

•	Revenues from organized tours. Revenues from organized tours increased by 76.1% from RMB1,075.1 million in 2012 to RMB1,892.8 million (US$312.7 million) in 2013, due to the growth in the number of trips of our organized tours and the average gross bookings per trip of our organized tours. This was a result of the expansion of our organized tour portfolio in terms of departing cities and travel destinations and our increased marketing efforts in promoting our organized tours. During the same period, the number of trips of our organized tours (excluding local tours) increased by 55.8% from 235,607 to 367,104 and the number of trips of our local tours increased by 36.5% from 503,342 to 687,121. The average gross bookings per trip of our organized tours (excluding local tours) increased by 16.2% from RMB3,856 to RMB4,482 (US$740), and the average gross bookings per trip of our local tours increased by 10.1% from RMB328 to RMB361 (US$60).

•

Revenues from self-guided tours. Revenues from self-guided tours increased by 50.9% from RMB32.4 million in 2012 to RMB 48.9 million (US$8.1 million) in 2013. The increase in revenues from self-guided tours generally reflected an increase in our gross bookings for self-guided tours during the period. Gross bookings of our self-guided tours increased by 91.1% from RMB590.6 million in 2012 to

RMB1,128.5 million (US$186.4 million) in 2013, due primarily to the increase of number of trips of our self-guided tours from 109,910 to 221,412 during the same period. Our gross bookings for self-guided tours increased at a faster pace than the growth of our revenues from self-guided tours primarily as a result of increased competition during the period.

•	Other revenues. Other revenues increased by 60.5% from RMB12.9 million in 2012 to RMB20.7 million (US$3.4 million) in 2013, primarily due to the increase in service fees we received from insurance companies that sell travel insurance products through our online platform, commissions from sales of tickets for tourist attractions and the increase in the advertising fees we received from tourism boards and bureaus.

Net Revenues. Net revenues increased by 75.2% from RMB1,112.9 million in 2012 to RMB1,949.7 million (US$322.1 million) in 2013, as a result of our increased total revenues, partially offset by the resulting increase in business and related taxes over the same periods.

Cost of Revenues. Cost of revenues increased by 70.4% from RMB1,073.7 million in 2012 to RMB1,829.7 million (US$302.2 million) in 2013, primarily due to the increase in the cost to suppliers of our organized tours. Cost to suppliers of our organized tours increased mainly as a result of the increase in the sales of our organized tours (excluding local tours) from 235,607 trips in 2012 to 367,104 trips in 2013 and the sales of our local tours from 503,342 trips in 2012 to 687,121 trips in 2013. As a percentage of our net revenues, our cost of revenues decreased from 96.5% in 2012 to 93.8% in 2013, primarily due to the decrease in our cost to suppliers as a percentage of our net revenues from 90.7% in 2012 to 89.7% in 2013, which reflected our efforts in sourcing travel products at more competitive prices.

Operating Expenses. Operating expenses increased by 42.3% from RMB152.6 million in 2012 to RMB217.1 million (US$35.9 million) in 2013, due to the increase in sales and marketing expenses, partially offset by the decreases in research and product development expenses and general and administrative expenses and the increase in our other operating income.

•	Research and product development. Research and product development expenses increased by 16.8% from RMB33.4 million in 2012 to RMB39.0 million (US$6.4 million) in 2013, primarily attributable to the increases in the headcount and the average salary of our research and product development personnel.

•	Sales and marketing. Sales and marketing expenses increased by 89.8% from RMB58.0 million in 2012 to RMB110.1 million (US$18.2 million) in 2013. The increase was primarily attributable to the increase in marketing and promotional expenses in 2013, mainly resulting from increased expenses associated with our online and outdoor marketing efforts.

•	General and administrative. General and administrative expenses increased by 12.4% from RMB62.0 million in 2012 to RMB69.7 million (US$11.5 million) in 2013, primarily attributable to the increases in the headcount and average salary of our general and administrative personnel.

•	Other operating income. Other operating income increased from RMB0.8 million in 2012 to RMB1.7 million (US$0.3 million) in 2013.

Provision for Income Taxes. We did not make any provision for income taxes in 2013, as compared to RMB77,890 in 2012.

Net Loss. As a result of the foregoing, net loss decreased from RMB107.2 million in 2012 to RMB139.1 million (US$23.0 million) in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Total revenues increased by 45.2% from RMB771.6 million in 2011 to RMB1,120.3 million in 2012. This increase was primarily due to the increase in our revenues from both organized tours and self-guided tours.

•	Revenues from organized tours. Revenues from organized tours increased by 43.1% from RMB751.4 million in 2011 to RMB1,075.1 million in 2012, due to the growth in the number of trips of our organized tours and the average gross bookings per trip of our organized tours. This was a result of the expansion of our organized tour portfolio in terms of departing cities and travel destinations and our increased marketing efforts in promoting our organized tours. During the same period, the number of trips of our organized tours (excluding local tours) increased by 35.8% from 173,505 to 235,607 and the number of trips of our local tours increased by 23.1% from 408,909 to 503,342. The average gross bookings per trip of our organized tours (excluding local tours) increased by 9.5% from RMB3,528 to RMB3,856.

•	Revenues from self-guided tours. Revenues from self-guided tours increased by 84.1% from RMB17.6 million in 2011 to RMB32.4 million in 2012. The increase in revenues from self-guided tours generally reflected an increase in our gross bookings for self-guided tours during the period. Gross bookings of our self-guided tours increased by 112.9% from RMB277.4 million in 2011 to RMB590.6 million in 2012, due mainly to the increase of number of trips of our self-guided tours from 49,367 in 2011 to 109,910 in 2012. Our gross bookings for self-guided tours increased at a faster pace than the growth of our revenues from self-guided tours primarily as a result of increased competition during the period.

•	Other revenues. Other revenues increased by 377.8% from RMB2.7 million in 2011 to RMB12.9 million in 2012, primarily due to the increase in the advertising fees we received from tourism boards and bureaus.

Net Revenues. Net revenues increased by 45.4% from RMB765.5 million in 2011 to RMB1,112.9 million in 2012, as a result of our increased total revenues, partially offset by the resulting increase in business and related taxes over the same periods.

Cost of Revenues. Cost of revenues increased by 44.8% from RMB741.7 million in 2011 to RMB1,073.7 million in 2012, primarily due to the increases in the cost to suppliers of our organized tours. Cost to suppliers of our organized tours increased mainly as a result of the increase in the sales of organized tours from 582,649 trips in 2011 to 751,554 trips in 2012.

Operating Expenses. Operating expenses increased by 22.9% from RMB124.2 million in 2011 to RMB152.6 million in 2012, due to the increases in our research and product development expenses, sales and marketing expenses and general and administrative expenses and the decrease in our other operating income.

•	Research and product development. Research and product development expenses increased by 56.1% from RMB21.4 million in 2011 to RMB33.4 million in 2012, primarily attributable to the increases in the headcount and the average salary of research and product development personnel.

•	Sales and marketing. Sales and marketing expenses increased by 14.6% from RMB50.6 million in 2011 to RMB58.0 million in 2012. This was primarily attributable to the increase in marketing and promotional expenses, mainly resulting from our increased efforts in advertising.

•	General and administrative. General and administrative expenses increased by 15.0% from RMB53.9 million in 2011 to RMB62.0 million in 2012, primarily attributable to the increase in office rental related to our administrative function due to our business expansion.

•	Other operating income. Other operating income was RMB0.8 million in 2012, as compared to RMB1.7 million in 2011.

Net Loss. As a result of the foregoing, net loss increased from RMB91.9 million in 2011 to RMB107.2 million in 2012.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities and private issuances and sales of preferred shares. Generally, our customers pay us upon contract confirmation, which is usually more than one month before the departure dates, and we pay our travel suppliers at a later date, such as at the end of each month. The timing difference between when the cash is collected from our customers and when payments are made to our travel suppliers increases our operating cash inflow and provides us with a source of liquidity to fund our settlement of outstanding accounts payable to travel suppliers and our prepayment to our travel suppliers to secure organized tours and self-guided tours during peak seasons.

In connection with the increase in the sales of our travel products and services, advances from customer increased from RMB157.9 million as of December 31, 2011 to RMB244.2 million as of December 31, 2012 and further to RMB396.7 million (US$65.5 million) as of December 31, 2013. In addition, primarily due to timing difference between when the cash is collected from our customers and when payments are made to our travel suppliers and the expansion of our business, accounts payable increased from RMB55.8 million as of December 31, 2011 to RMB127.2 million as of December 31, 2012 and further to RMB289.0 million (US$47.7 million) as of December 31, 2013. Furthermore, primarily due to the increase in our prepayment to travel suppliers as a result of our business expansion, prepayments and other current assets increased from RMB56.6 million as of December 31, 2011 to RMB127.0 million as of December 31, 2012 and further to RMB286.6 million (US$47.3 million) as of December 31, 2013. As a result, our net cash provided by operating activities was RMB36.3 million, RMB14.7 million and RMB116.7 million (US$19.3 million) in 2011, 2012 and 2013, respectively.

Our principal uses of cash for the years ended December 31, 2011, 2012 and 2013 were for operating activities, primarily marketing and promotional expenses, salaries and other compensation expenses as well as office rental and professional service fees. Our cash and cash equivalents consist of cash on hand and cash in bank, including demand bank deposits. Our short-term investments comprise financial products issued by banks or other financial institutions. As of December 31, 2011, 2012 and 2013, we had RMB343.6 million, RMB336.1 million and RMB755.7 million (US$124.8 million), respectively, in cash and cash equivalents, restricted cash and short-term investments. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2011, 2012 and 2013.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may require additional cash due to unanticipated business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or secure debt funding from financial institutions.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	36,270	14,663	116,736	19,283
Net cash used in investing activities	(20,686)	(46,786)	(304,218)	(50,253)
Net cash provided by financing activities	257,447	—	306,360	50,607
Effect of exchange rate changes on cash and cash equivalents	6,529	(740)	1,287	212

Net increase/(decrease) in cash and cash equivalents	279,560	(32,863)	120,165	19,849
Cash and cash equivalents at beginning of the period	52,541	332,101	299,238	49,431

Cash and cash equivalents at the end of the period	332,101	299,238	419,403	69,280

Operating Activities

Our net cash provided by operating activities was RMB116.7 million (US$19.3 million) in 2013, primarily attributable to cash inflows from sales of our travel products and services of RMB3,199.2 million (US$528.5 million) and cash inflows from interest income and government subsidies of RMB13.0 million (US$2.2 million), partially offset by cash outflows due to payments to our travel suppliers of RMB2,842.0 million (US$469.5 million), payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB130.6 million (US$21.6 million), payments to employees and for employees’ benefits of RMB110.8 million (US$18.3 million) and payments of taxes and levies of RMB12.1 million (US$2.0 million).

Our net cash provided by operating activities was RMB14.7 million in 2012, primarily attributable to cash inflows from sales of our travel products and services of RMB1,760.3 million and cash inflows from interest income and government subsidies of RMB7.9 million, partially offset by cash outflows due to payments to our travel suppliers of RMB1,576.3 million, payments to employees and for employees’ benefits of RMB101.3 million, payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB68.2 million and payments of taxes and levies of RMB7.7 million.

Our net cash provided by operating activities was RMB36.3 million in 2011, primarily attributable to cash inflows from sales of our travel products and services of RMB1,148.7 million and cash inflows from interest income and government subsidies of RMB3.6 million, partially offset by cash outflows due to payments to our travel suppliers of RMB955.3 million, payments relating to other operating activities, which include payments for marketing and promotional activities, office rental and utilities and professional services, of RMB86.0 million, payments to employees and for employees’ benefits of RMB69.0 million and payments of taxes and levies of RMB5.7 million.

Investing Activities

Our net cash used in investing activities was RMB304.2 million (US$50.3 million) in 2013, primarily attributable to the purchase of short-term investments of RMB451.8 million (US$74.6 million) and the purchase of property and equipment and intangible assets of RMB4.8 million (US$0.8 million), offset by the proceeds from the disposal of short-term investments of RMB154.8 million (US$25.6 million).

Our net cash used in investing activities was RMB46.8 million in 2012, attributable to the purchase of short- term investments of RMB224.0 million and the purchase of property and equipment and intangible assets of RMB21.4 million, partially offset by proceeds from disposal of short-term investments of RMB194.0 million.

Our net cash used in investing activities was RMB20.7 million in 2011, primarily attributable to the purchase of property and equipment and intangible assets of RMB15.4 million.

Financing Activities

Our net cash provided by financing activities in 2013 was RMB306.4 million (US$50.6 million), attributable to the net proceeds from issuance of Series D preferred shares.

Our net cash provided by financing activities in 2012 was nil.

Our net cash provided by financing activities in 2011 was RMB257.4 million, attributable to the net proceeds from issuance of Series C preferred shares of RMB290.3 million, offset by the repurchase of Series A preferred shares of RMB32.8 million.

Capital Expenditures

Cash outflow in connection with capital expenditures amounted to RMB15.4 million, RMB21.4 million and RMB4.8 million (US$0.8 million) in 2011, 2012 and 2013, respectively. Our capital expenditures were primarily used to purchase equipment and intangible assets for our business. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends to our shareholders depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds at its discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As our PRC subsidiaries and consolidated affiliated entities have incurred losses, they have not started to contribute to the staff welfare and bonus funds. Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Contractual Obligations

We lease our facilities and offices under non-cancelable operating lease agreements. Certain of these arrangements contain free or escalating rent clauses. The lease for our headquarters in Nanjing runs through 2021.

The following summarizes our contractual obligations related to continuing operations as of December 31, 2013:

	Total	Payments Due by
		December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2018	Thereafter
	(in RMB thousands)
Operating lease obligations	88,719	6,448	13,534	13,170	13,075	13,075	29,417

We did not have capital and other significant commitments, long-term obligations or guarantees as of December 31, 2013.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 5.4%, 2.6% and 2.6%, respectively. The consumer price index in China in September 2013 increased by 3.1% on a year-over-year basis. Although we have not been materially affected by inflation, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

We recognize all of our revenues and incur substantially all of our expenses in Renminbi, and substantially all of our sales and supply contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. As a consequence, Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has again allowed Renminbi to appreciate slowly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to substantially liberalize its currency policy, which could result in further appreciation in the value of Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us.

We estimate that we will receive net proceeds of approximately US$         million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise by the underwriters of their option to acquire additional ADSs, based on the initial offering price of US$         per ADS. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a     % appreciation of Renminbi against the U.S. dollar, assuming a rate of RMB             to US$1.00 to a rate of RMB         to US$1.00, will result in a decrease of RMB             million (US$         million) of the net

proceeds from this offering. Conversely, a     % depreciation of the Renminbi against the U.S. dollar, from a rate of RMB         to US$1.00 to a rate of RMB         to US$1.00, will result in an increase of RMB         million (US$         million) of the net proceeds from this offering.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013, we and our independent registered public accounting firm identified a material weakness as of December 31, 2012. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of US GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weakness, we have adopted several measures to improve our internal control over financial reporting, including hiring a chief finance officer in early 2013 and a U.S. GAAP reporting manager in late 2013.

In addition, we plan to undertake other steps to strengthen our internal control over financial reporting, including (1) to hire more personnel with relevant experience and expertise to strengthen the financial reporting function and to set up a financial and system control framework, (2) to implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) to develop a compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, and (4) to set up an internal audit function as well as to engage an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls. We plan to continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Risk factors—Risks related to our business and industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires us to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income on our consolidated statement of comprehensive income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. This update does not change the current requirements for reporting net income or other comprehensive income in our consolidated financial statements, but does require us to provide information about the amounts reclassified out of accumulated other comprehensive income by component. This standard is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have any impact on our consolidated balance sheets, statements of comprehensive loss or statements of cash flows.

In March 2013, the FASB issued ASU No. 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This ASU requires the release of cumulative translation adjustments into net income when an entity ceases to have a controlling financial interest resulting in the complete or substantially complete liquidation of a subsidiary or group of assets within a foreign entity. The guidance will be effective prospectively for reporting periods beginning after December 15, 2013. We are currently evaluating the impact of adopting this guidance.

In July 2013, the FASB issued, ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU clarifies that an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The guidance will be effective prospectively for reporting periods beginning after December 15, 2013. We are currently assessing the potential impact on the adoption of this guidance on its consolidated financial statements.

INDUSTRY OVERVIEW

Leisure Travel Industry in China

Demand for vacation, recreation and other forms of leisure travel has risen rapidly in China, driven by higher levels of disposable income, favorable government policies and growing interests in leisure activities. According to Euromonitor, the number of leisure travel departures in China is estimated to have reached 1.9 billion in 2013, representing a CAGR of 13.0% from 2010. Despite the growth rate, annual leisure travel departures per capita in China is relatively low compared to developed countries. In 2013, the number of leisure travel departures per capita is estimated to be 1.4 in China, as compared to 2.7 in the United States and 2.8 in Germany, according to Euromonitor.

Leisure travel primarily refers to organized tours and self-guided tours. The size of the leisure travel industry in China, as measured by transaction value, is expected to grow at a CAGR of 13.3% from RMB394.0 billion (US$65.1 billion) in 2013 to RMB573.0 billion (US$94.7 billion) in 2016.

The chart below sets forth the size of the leisure travel industry in China.

(RMB in billions)

Source: iResearch

China’s leisure travel industry is highly fragmented with multiple tiers of wholesale and retail distribution channels. According to the China National Tourism Administration, there were 24,944 travel agencies in China as of December 31, 2012. A majority of travel agencies operate at local or regional levels, while large-scale travel agencies with nationwide brand recognition often have their branches operate independently at local levels. Therefore, traditional leisure travel suppliers often face challenges to broaden customer reach beyond local levels and provide products and services that meet diverse consumer preferences and demands.

Online Leisure Travel Market in China

Overview

The increasing trend of booking leisure travel online has led to significantly higher growth in the online leisure travel market compared to the overall leisure travel industry in China. China’s online leisure travel market is expected to grow at a CAGR of 35.6% from 2013 to 2016, reaching RMB75.5 billion (US$12.5 billion), according to iResearch. The penetration rate of China’s online leisure travel market in the overall leisure travel industry in China remains low. The size of the online leisure travel market as a percentage of the overall leisure travel industry in China was only 7.7% in 2013 and is expected to reach 13.2% in 2016, according to iResearch.

Within the overall online travel market, the online leisure travel market is the fastest growing segment. According to iResearch, the online travel market covers online leisure travel bookings, hotel bookings, air ticket bookings and others. According to iResearch, hotel bookings and air ticket bookings are expected to grow at a

CAGR of 21.0% and 20.9%, respectively, from 2013 to 2016; such growth rates are significantly lower than the expected CAGR of 35.6% of online leisure travel bookings during the same period.

The chart below sets forth the size of China’s online leisure travel market and its penetration rate in the overall leisure travel industry.

(RMB in billions)	(%)

Source: iResearch

Both the organized tour and self-guided tour segments of the online leisure travel market are popular among Chinese leisure travelers for value and convenience. Organized tours, which offer comprehensive arrangements such as itineraries, transportations, accommodations, entertainments, meals and tour guide services at relatively low prices, are particularly popular for overseas travel due to cultural and language barriers encountered by Chinese tourists. Meanwhile, self-guided tours are gaining ground and registering fast growth driven by increasing demand for traveling in personal styles, particularly among frequent travelers. According to iResearch, transaction value of organized tours and self-guided tours booked online grew by 28.4% and 55.0% from 2012 to 2013, respectively.

Major growth drivers of online leisure travel market

Major growth drivers of the online leisure travel market in China include migration of leisure travel bookings from offline to online and rapid expansion in overseas travel.

Migration to online leisure travel bookings

The migration of leisure travel bookings from offline to online is driven by the following factors:

Inefficiencies in offline leisure travel bookings: Due to inefficiencies and fragmentations in the offline leisure travel market, travelers face a number of difficulties in making travel arrangements and bookings through offline channels. Online travel platforms effectively address the challenges faced by travelers by providing broader geographic coverage, more comprehensive product and service offerings, greater price transparency as well as improved convenience of researching travel products and destinations.

Internet and mobile Internet penetration: China has the largest Internet population in the world, which increased from 457.3 million users at the end of 2010 to 617.6 million users at the end of 2013, representing a CAGR of 10.5%, according to the China Internet Network Information Center, or the CNNIC. The mobile Internet population increased at an even higher rate from 302.7 million at the end of 2010 to 500.1 million at the end of 2013, representing a CAGR of 18.2%, according to the CNNIC.

Surging online shopping trend: With the increasing adoption of online payment and proliferation of e-commerce companies in China, Chinese consumers have become more accustomed to purchasing online, including travel products purchases. According to the CNNIC, the number of Internet users who have shopped online increased from 160.5 million in 2010 to 301.9 million in 2013, representing a CAGR of 23.4%.

Overseas travel

Within the online leisure travel market, overseas travel has the highest growth rate. According to iResearch, online leisure travel bookings to overseas destinations is expected to grow from RMB2.6 billion (US$0.4 billion) in 2010 to RMB30.5 billion (US$5.0 billion) in 2016, representing a CAGR of 51.1%, as compared to the CAGR of 44.7% for those to domestic and local destinations over the same period.

Overseas travel is becoming increasingly popular for Chinese consumers due to rising disposable income, an expanding middle class, appreciating Renminbi and relaxing visa requirements. In addition to sightseeing, shopping is another major motivation for overseas travel, particularly among affluent Chinese travelers. According to the World Tourism Organization, Chinese travelers spent a total of US$102.0 billion in international tourism in 2012. In an effort to attract Chinese travelers, a number of countries have relaxed their visa requirements, expedited their visa application process and simplified entry formalities for Chinese nationals, contributing to the strong growth in overseas leisure travels from China. According to Euromonitor, the number of overseas leisure travel departures is expected to grow at a CAGR of 14.9% from 38.2 million in 2013 to 58.0 million in 2016. The robust demand for overseas travel is expected to remain as a principal growth driver for China’s online leisure travel market.

Factors Affecting the Competitive Landscape of Online Leisure Travel

The online leisure travel market in China is competitive and a growing number of online travel companies have emerged to take advantage of the significant market opportunity. In planning and booking a vacation or getaway, leisure travelers expect an enjoyable and carefree booking experience. Therefore, factors affecting the competitive landscape of online leisure travel booking in China include customer services, product quality, availability and breadth of product offerings, competitive prices, brand recognition and an easy-to-use interface.

Customer services. There is a large number of factors that customers consider when making a travel purchase decision. These factors include travel destinations, types of tour, prices, tour durations, itineraries, accommodations and others. For overseas travel, customers additionally consider visa application requirements and application process in their decision-making. Tour advisors with product expertise and in-depth knowledge of travel destinations are critical to supplementing website information and effectively helping leisure travelers identify the most suitable products. In addition, leisure travelers may have questions or encounter unexpected issues which require timely assistance before and during their travels. Some travelers also prefer settling payments of large amounts and submitting their passports for visa applications in person. These demands set the stage for the emergence of leisure travel companies with an online platform and offline service coverage.

Product quality. Quality of travel products is important in ensuring a pleasant travel experience and hence customers’ satisfaction. While making their travel bookings, customers consider and evaluate the perceived qualities of different attributes of travel products, such as transportations, accommodations, entertainments, meals and tour guide services.

Availability and breadth of product offerings. Customers tend to use and stay with online travel companies that offer a comprehensive range of travel products and services. Large-scale travel companies are better positioned to meet customers’ diverse preferences while also benefiting from economies of scale in negotiating favorable terms with their travel suppliers.

Competitive prices. Price is an important criterion that customers consider in selecting travel products. Due to intense competition and increased price transparency, online leisure travel companies have to compete effectively on pricing, particularly for travel products with fewer components and easier to compare, with lower average selling prices or for popular destinations. However, large online travel companies, which benefit from economies of scale, have more flexibility in offering products at competitive prices.

Brand recognition. In addition to delivering comprehensive customer services, consistently offering quality travel products and services engenders customer loyalty, enhances the marketing effect of word-of-mouth referrals and increases brand recognition.

Ease of use. Internet is an important source of information for leisure travelers when conducting research on destinations and travel products. Websites and mobile applications that provide quality content via a user-friendly interface help online travel companies to retain existing customers and attract new customers.

BUSINESS

Overview

We are a leading online leisure travel company in China. We offer a large selection of packaged tours, including organized tours and self-guided tours, as well as travel-related services for leisure travelers. We ranked first in China’s online organized tours market as measured by transaction value in 2013, according to iResearch, a third-party research firm. We believe we are well positioned to benefit from the significant growth potential of China’s online leisure travel market, which is expected to grow at CAGR of 35.6% from 2013 to 2016 as measured by transaction value, according to iResearch.

We started offering packaged tours online in 2007, and are among the earliest Chinese companies that focus on the online leisure travel market. As an early mover in China’s online leisure travel market, we have sold over three million packaged tours since our inception. We offer packaged tours sourced from over 3,000 travel suppliers, covering over 70 countries as well as all popular tourist attractions in China. Our product portfolio consists of over 100,000 SKUs of organized tours, over 100,000 SKUs of self-guided tours, and tickets for over 1,000 domestic and overseas tourist attractions. Our core strength is in overseas leisure travel products and services, which contributed over 70% of our gross bookings in 2013.

We have established “Tuniu” as a trusted and widely recognized brand in leisure travel in China, powered by a compelling customer experience. Our online platform, which comprises our tuniu.com website and mobile platform, provides comprehensive product and travel information through user-friendly interfaces to enable leisure travelers to plan their travels and search for itineraries that best suit their needs. Our online platform contains travel guides featuring photos, information and recommendations for all destinations we cover, as well as user-generated content that serves as valuable references for other travelers. We have more than 850,000 customer reviews about our products and services and over 20,000 travel stories on our online platform.

To cultivate customer loyalty and ensure customer satisfaction, we complement our online platform with an extensive nationwide service network, including our centralized call center in Nanjing and 15 regional service centers across China. We have a team of over 400 well-trained tour advisors to closely assist customers throughout their booking process. We believe that our high-quality customer service has contributed to the continuous growth in our customer base. The total number of trips sold by us grew from approximately 850,000 in 2012 to approximately 1,280,000 in 2013.

Our recognized brand in leisure travel and growing customer base enable us to source a broad range of products from high-quality travel suppliers at competitive prices. We rigorously select our travel suppliers to ensure quality and reliability. We have developed our proprietary supply chain management system—N-booking system—to streamline our interactions with travel suppliers, allowing them to receive booking information real-time, more efficiently manage travel products and better understand customer preferences.

We have achieved significant growth in recent years. Our net revenues increased from RMB765.5 million in 2011 to RMB1,112.9 million in 2012 and further to RMB1,949.7 million (US$322.1 million) in 2013, representing a CAGR of 59.6%. We had a net loss of RMB91.9 million, RMB107.2 million and RMB79.6 million (US$13.2 million) in 2011, 2012 and 2013, respectively. We generally collect payments from our customers upon contract confirmation before we pay our travel suppliers, which allows us to generate positive cash flow from operations. Our net cash provided by operating activities was RMB36.3 million, RMB14.7 million and RMB116.7 million (US$19.3 million) in 2011, 2012 and 2013, respectively.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our strong market position:

Leading Online Leisure Travel Company

We are a leading online leisure travel company in China. We reach and serve our customers through multiple online and offline channels. Our tuniu.com website and our mobile platform are complemented by our well-trained tour advisors and customer service representatives located at our centralized 24/7 call center and 15 regional service centers across China. According to iResearch, we ranked first in China’s online organized tours market as measured by transaction value in 2013.

China’s leisure travel demand has risen rapidly, driven by the increasing disposable household income and the expanding middle class. Meanwhile, customers are shifting from the highly fragmented offline travel market to online travel companies that offer wider product selection, better value and greater convenience. In addition, consumers of packaged tours with high selling prices and overseas travel products typically require more guidance and advice in their travel planning. We believe our online transaction infrastructure and offline service network, combined with our leading position in the organized tours market, enable us to benefit from the significant growth potential of China’s online leisure travel market.

Our strong market position allows us to source a broad range of products from a large number of travel suppliers at competitive prices, which enhances our ability to serve existing customers and attract new customers. Our growing customer base in turn attracts more travel suppliers, creating a virtuous cycle that strengthens our brand and market position.

Trusted Brand Powered by Compelling Customer Experience

We have established “Tuniu” as a trusted and widely recognized brand in leisure travel in China, powered by a compelling customer experience. According to iResearch, Tuniu was among the top three online leisure travel brands and ranked first in user satisfaction among leisure travel websites in China in 2013. Our online platform presents comprehensive product and travel information through user-friendly interfaces for leisure travelers to search and select products that best suit their needs. We provide in-house developed and user-generated travel guides featuring basic information, photos and sightseeing recommendations for all the destinations we cover. Customers can easily access travel stories and tips on our Travelogue forum for their desired destinations and travelers’ reviews on our online platform. We have more than 850,000 customer reviews and over 20,000 travel stories. Our online Q&A feature enables users to raise inquiries and receive timely responses.

To complement our online platform, we have a team of over 400 well-trained tour advisors who closely assist our customers throughout their booking process. Our tour advisors are equipped with product expertise to guide customers through the details of available packaged tours and provide insightful travel advice. We also operate a centralized toll-free call center with over 100 customer service representatives to provide timely support to customers before, during and after their travels. In addition, we have 15 regional service centers across China to answer inquiries, collect visa application materials and process payments for our customers. We proactively collect customer feedback after their travels to continuously improve the quality of our product and service offerings.

Comprehensive Product Offerings

We provide a broad selection of products on our online platform to meet the diverse travel needs and preferences of our customers. We offer packaged tours covering over 70 countries as well as all popular tourist attractions in China. Our product portfolio consists of over 100,000 SKUs of organized tours, over 100,000 SKUs of self-guided tours, and tickets for over 1,000 domestic and overseas tourist attractions. Our core strength is in the overseas leisure travel products and services, which contributed over 70% of our gross bookings in 2013.

Our customers are presented with a wide array of packaged tours and services for their desired travel destinations based on a number of parameters, such as departing cities and dates, tour duration, number of travelers, price and itineraries. We conduct regular comparison of our packaged tours with competing products to enhance our product selection and value. For some of the popular overseas destinations among Chinese leisure travelers, such as Maldives, we have developed the most comprehensive product offerings. In 2013, customers who joined our packaged tours in Maldives accounted for 10.9% of total Chinese travelers visiting Maldives during the period.

In addition to the packaged tours available on our online platform, we provide customized travel solutions to group and corporate clients. With the professional assistance of our tour advisors, our customers can tailor travel programs and make reservations through us efficiently.

Extensive Supplier Network and Strong Supply Chain Management Expertise

We have established an extensive network of over 3,000 travel suppliers, including tour operators, travel service providers and wholesalers of travel products and services. We work closely with travel suppliers who have significant advantages in the destinations we cover to provide attractive product offerings. Our strong market position in online leisure travel, trusted brand and large customer base allow us to attract travel suppliers and provide them with robust business volume, which incentivizes repeat cooperation and creates a virtuous cycle that strengthens our market position.

We rigorously select travel suppliers to ensure quality and reliability. Our supplier quality engineer, or SQE, team is dedicated to identifying, preempting and mitigating potential supplier quality issues. We impose penalties on travel suppliers for failing to fulfill our service requirements. We perform frequent assessments of our travel suppliers based on customer feedback in order to improve the quality of our product sourcing.

We work closely with our travel suppliers on business planning, budget formulation and product development. We have developed our proprietary supply chain management system—N-booking system—to streamline our interactions with travel suppliers, allowing them to receive booking information real-time, more efficiently manage their travel products and better understand customer preferences.

Robust Technology Capabilities

We have developed a highly reliable and scalable technology infrastructure to support and enhance our product and service offerings. In addition, we have a technology team comprised of over 300 engineers dedicated to the research and development of website operation, mobile platform, search engine, data analytics and supply chain management system.

Leisure travel products are non-standardized in nature. They are defined by a multitude of attributes and yield complex datasets that are technically difficult to analyze. Through our experience in the online leisure travel market, we have developed search technologies that allow us to retrieve, index, filter and rank complex product information. We are able to prioritize the search results and display information that suits our customers’ requirements in a simple and intuitive interface. Our proprietary search engine supports natural language queries, searches by Chinese phonetics (Pinyin) and location-based services search. In addition, we have developed a query search algorithm based on user inputs to enhance our ability to dissect natural language queries.

Furthermore, our technologies enable us to effectively gather and analyze customer behavior and data for procurement, inventory management and marketing. We have developed our big data platform based on a distributed computing system. Such data analytics capabilities help us to gain a deeper understanding of existing and prospective customers and market trends, make customized recommendations to customers, and improve our applications and products accordingly.

Our Strategies

Our goal is to become Chinese consumers’ destination for leisure travel products and services. We aim to further expand our online leisure travel market share by pursuing the following strategies:

Expand Product Offerings

We intend to extend the breadth and depth of our product portfolio. We plan to further broaden our product selection by expanding our coverage of departing cities and travel destinations, as well as offering more departure time selections. For instance, in 2014, our focus is to increase the SKUs of organized tours and self-guided tours to further penetrate our existing markets.

We intend to further strengthen our leading position in the online overseas leisure travel market. We will continue to expand our portfolio of overseas travel products and services and offer competitive pricing for the overseas destinations we cover.

Increase Customer Base and Enhance Customer Loyalty

We intend to continue to utilize various marketing channels, which comprise “word-of-mouth” referrals, online and offline marketing, cross-marketing and our customer reward program, to drive traffic to our online platform. We plan to develop more features and functionalities of our online platform to deliver a more convenient and personalized user experience. We plan to further enhance our customer service offerings to provide a differentiated customer experience.

We believe that the insightful travelers’ reviews and stories will attract more visits to our online platform and enhance our customer loyalty. We plan to further grow our Travelogue forum into a robust community of active leisure travelers by providing more incentives for customers to share their traveling experience and expanding user generated content to include reviews and recommendations of more categories such as hotels and restaurants. We believe that such a robust community can help us increase customer retention rate and reduce acquisition costs in the future.

Strengthen Supply Chain Management

We will continue our rigorous process in qualifying additional travel suppliers. We intend to make our supplier and product selection process more transparent for us to source travel products at more competitive prices. We also plan to further take advantage of our search technology to gather user generated content to identify products that interest consumers most and help our travel suppliers improve the quality of their products. We intend to launch more features and functionality on our N-Booking system to further streamline our inventory management. In addition, we plan to launch online marketing services, such as priority listing, prominent placements for bidding and advertisement displays, for our travel suppliers in order to further monetize our user traffic.

Further Pursue Our Mobile Strategies

We will continue to develop our mobile platform with a focus on enhancing our mobile user experience and engagement. We will increase product offerings available on our mobile platform and offer more discounted travel products which are exclusive to users of our mobile platform. We plan to further expand the functionality of our mobile platform to include more location-based services and recommendations that facilitate travel planning for our customers as well as to provide more support to our customers during their travels. For instance, we intend to launch a series of new mobile applications focusing on destination guides sharing by the end of 2014. We intend to strengthen the social functions of our mobile platform by further encouraging travelers to create and upload content from mobile devices to share their traveling experience anytime and anywhere.

Continue to Invest in Technology Infrastructure

We plan to continue to focus our research and development efforts on optimizing our technology infrastructure for reliability and scalability to provide a superior user experience on our online platform and strengthening our supply chain management. We intend to further develop our search technology to enable more accurate and relevant search results and price comparison. We also plan to further invest in data analytics technology for in-depth analysis of customer data to develop more targeted and personalized marketing solutions.

Pursue Strategic Alliances and Acquisitions

We may pursue selected strategic alliance and acquisition opportunities that are complementary to our operations to expand our product selection and to enhance our consumer experience. We intend to pursue alliances and acquisitions with prudence and consider opportunities that can add long-term value to our shareholders.

Our Products and Services

We offer a wide array of packaged tours and other travel-related services to meet the diverse travel needs and preferences of leisure travelers in China. Our packaged tours consist of organized tours and self-guided tours. In 2013, our organized tours and self-guided tours accounted for approximately 61% and 37% of our total gross bookings, respectively. During the same period, our other travel-related services accounted for approximately 2% of our total gross bookings. Our core strength is in the overseas leisure travel products and services, which contributed over 70% of our total gross bookings during the same period.

Organized Tours

Our organized tours offer the benefits of pre-arranged itineraries, transportations, accommodations, entertainments, meals and tour guide services. By booking an organized tour with us, our customers can achieve cost savings compared to booking each component separately and enjoy a pleasant and hassle-free travel experience.

Our organized tours cover over 70 countries and regions worldwide, including nearly all of the popular tourist destinations among Chinese travelers, such as Thailand, Indonesia (Bali), Korea, Japan, Hong Kong, Europe, the United States and Saipan Islands, as well as all of the popular tourist attractions in China. Organized tours are particularly popular for overseas destinations with language or cultural barriers.

Our organized tour product portfolio also includes local tours, which mainly consist of weekend getaways and themed tours, such as water-village tours, historical-town tours, ski tours and hot spring tours, and mainly target customers who want to spend one to three days away from the departing cities. Typically, local tours have a lower average gross bookings per trip as compared to other types of organized tours.

In addition, to address the needs of group travelers which cannot be satisfied by off-the-shelf travel products, such as companies planning travel retreats and families planning group tours, we provide customized tours to cater to such specific travel needs. Customized tours accounted for approximately 9.0% of our total gross bookings in 2013. Our group travel tour advisors work closely with our travel suppliers and our customers to design travel products and itineraries that meet such customers’ unique needs.

Self-guided Tours

Our self-guided tours consist of combinations of flights and hotel bookings and other optional add-ons, such as airport pick-ups. These products are offered at attractive prices compared to booking each travel product separately. Our self-guided tours target leisure travelers who prefer greater flexibility for their vacations and do not need tour guide services. Due to the breadth of our travel suppliers, we are able to provide a wide selection of self-guided tours, covering a large number of hotels and airlines, and have developed the most comprehensive product offerings for selected popular destinations. For example, we cover substantially all of the resort islands in Maldives, and customers of our packaged tours accounted for 10.9% of the Chinese arrivals in Maldives in 2013. We also offer cruise packages, featuring some of the largest cruise lines in the world, such as Royal Caribbean International, Costa Cruise, Star Cruises, MSC Cruises and Princess Cruises.

Other Travel-Related Services

Our other travel-related services comprise mainly sales of tourist attraction tickets and visa processing services. We earn a commission or service fee on these services. In addition, we provide advertising services to domestic and foreign tourism boards and bureaus on our online platform.

Our Online Platform and Offline Service Network

We reach and serve customers through multiple online and offline channels, including our tuniu.com website, mobile platform, centralized call center and 15 regional service centers.

Our online platform provides our customers with the tools and information to conveniently plan, book and purchase travel products and services. In addition, our online platform presents comprehensive product information and travel requirements through user-friendly interfaces for leisure travelers to easily search for, compare and place orders for product offerings that best suit their needs. We have over 400 well-trained tour advisors and over 100 customer service representatives who are located at our centralized call center supplement our online transaction infrastructure by providing our customers with professional advice and guidance throughout their travel planning and bookings process as well as timely support before and during their travels. The inclusion of a customer-focused, service network is particularly important to customers of our travel products with high selling prices as these customers usually demand more assistance and attention in their travel planning.

Our Website

Our website, tuniu.com, provides a one-stop travel platform for our customers from researching travel destinations to booking travel products. In addition to our product information such as tour duration, departure time and destination descriptions, our website features comprehensive travel advice ranging from basic information to professional and user recommendations and travelers’ reviews for the destinations we cover. Users can post questions regarding specific products and receive timely responses online from our well-trained tour advisors or customer service representatives, which facilitates their travel planning, product selection, reservations and payments. The user-friendly interface enables users to quickly and easily evaluate and compare a wide array of travel products. Customers can also raise complaints about our travel products and services through the online-messaging function on our website.

We encourage our customers to share photos, stories and other travel-related information on our website. We have built a large and fast-growing collection of customer reviews and travel stories which we believe are attractive and useful to our current and prospective customers. There are more than 850,000 customer reviews and over 20,000 travel stories and destination guides on our website. The Travelogue forum on our website, which is organized based on destinations, provides our customers with an easy and intuitive way to access various topics of interest. Registered members can share their travel experiences and interact with other members by posting questions and receiving answers from fellow forum members. We have a comprehensive collection of descriptions and photos of different destinations. Our website also provides other useful travel-related information, such as weather forecast, exchange rate, train schedule and subway maps to further enhance user experience.

A transaction on our website generally involves the following steps:

Browse. A customer typically enters one of our over 60 city webpages by selecting his location or departing city. The customer can easily browse our product selection by travel destination. In order to allow customers to locate the products they are interested in, our website also arranges our travel product offerings into different categories, such as organized tours, self-guided tours, corporate tours, cruises, tickets for tourist attractions, self-drive tours and visa applications. The customer can also choose to browse through our best-sellers for each of local tours, domestic tours, overseas tours, self-guided tours and tickets for tourist attractions.

Search and Select. A customer conducts a search for a particular product on our website by defining desired parameters, such as destinations, departing cities, departure time, product types, tour duration, number of travelers, prices and itineraries. We provide the customer with information regarding each travel product in details together with photographs of the destinations and hotels as well as customer reviews and ratings. Our website displays various possible selections and provides additional information about the products. The customer can sort, refine or rank search results by further defining certain search parameters such as price range, customer ratings, popularity and keywords. Our online Q&A feature enables the customer to raise inquiries and receive timely responses to facilitate their research. In addition, the comparison tool on our website displays details of different travel products side-by-side, enabling the customer to evaluate different travel products easily.

Order Placement. After a customer has selected a particular option, our website will provide the customer with an opportunity to review details of the travel products and services being purchased and the terms and conditions of such purchase. The customer can also request assistance and professional advice from our tour advisors who will promptly follow up and interact with the customer online or by phone.

Contract Confirmation. At this stage, a customer is required to confirm that he agrees to the terms and conditions of his purchase. The customer can submit his confirmation online or sign the contract related to his purchase in one of our regional service centers or send us the signed contract. Contracts are entered between us and the customer directly.

Payment. After confirming the terms of a contract, a customer will be directed to the payment webpage. We offer our customers the flexibility to choose a number of payment options, which include bank transfers, credit cards, debit cards and online payment through third-party online payment platforms. In addition, the customer can pay at one of our regional service centers. The customer can also deduct the purchase price of our travel products by using our coupons and travel vouchers. Electronic confirmations are sent to the customer’s e-mail addresses or mobile phones and the customer can use the itinerary management function on our website to check his booking details as well as amend or cancel his bookings.

Review. After completing their trips, a customer is provided with incentives such as coupons to return to our website to write reviews and travel stories and share his experience on our Travelogue forum. Such cycle increases transparency on our travel product quality and increases customer stickiness. We regard customer reviews and travel stories, which provide valuable information to potential customers, as important criteria in assessing the quality and performance of our travel suppliers and travel products.

We offer customized services via a sophisticated account management system accessible on our online platform. After logging on with a unique identification, a customer can track order status, manage itineraries and check membership points, coupons and travel vouchers.

Our Mobile Platform

Our Android- and Apple iOS-based mobile applications, such as Tuniu Travel, and the mobile version of our website, m.tuniu.com, allow customers to search for travel products and services and place orders. Our mobile platform also enables customers to track their order status and provides other location-based services to allow users to quickly locate a variety of scenic spots nearby.

Through Tuniu Travel, our customers can search for travel products and services and complete a booking within minutes. Tuniu Travel also serves as an important and integral part of customers’ research on travel-related information. Customers often use our in-house developed and user-generated travel guides and other user generated content, such as customer reviews, travel stories, tips and recommendations, on our Tuniu Travel to plan their travels. In addition, we offer discounted travel products that are exclusive to users of Tuniu Travel for limited periods to enhance our mobile user engagement and increase monetization.

Our Customer Services

When selecting a travel company or platform, leisure travelers often look beyond factors such as prices and selection and focus on enjoyable experiences, in which our customer services play a crucial part. We believe that the quality customer services provided by our well-trained tour advisors and customer service representatives gravitate our customers towards our online platform.

Offline nationwide service network. Our call center is located in our headquarters in Nanjing. Over 100 customer service representatives in our call center provide 24-hour-a-day, seven-day-a-week customer services before, during and after travels, from answering customers’ initial inquiries on their travel-related needs to assisting them in making and amending their travel bookings. For inquiries on detailed product information and itinerary management, our customer service representatives allocate them according to destinations to our in-house tour advisors, who follow up with our customers within half an hour to address their concerns and needs. We have implemented comprehensive performance measures to monitor our calls to ensure our customers receive quality services. In October 2013, we obtained the Best Call Center Award in the CCM Awards 2013 jointly organized by CCMWorld Group and CC-CMM Organization. In addition, we have 15 regional service centers located in major cities in China, including Beijing, Shanghai, Nanjing, Hangzhou, Suzhou, Tianjin, Shenzhen, Chengdu, Wuhan, Chongqing, Ningbo, Xian, Wuxi, Shenyang and Guangzhou, to handle inquiries from customers as well as process visa applications and payments.

Tour Advisors. We have over 400 tour advisors who are well-trained through in-house training workshops as well as training sessions provided by our travel suppliers to closely assist our customers throughout their travel planning and booking process from pre-sale consultation to final order confirmation. Our tour advisors are equipped with product expertise to guide customers through the details of available packaged tours on our online platform and provide insightful advice on customers’ desired travel destinations. Our tour advisors provide professional guidance on product selection, price, travel requirements and payment to ensure an efficient and informed shopping experience.

To create a better travel experience for our customers, we are committed to sharing part of their losses in certain unexpected events. For example, if our customers cannot travel due to death, pregnancy, serious injuries, hospitalization or rejection of visa applications after entering into contracts with us, we will provide them with travel vouchers equivalent to a portion of the amounts paid and are redeemable towards the purchase of our travel products at a later time.

Supply Chain Management

We have over 3,000 travel suppliers, which primarily include tour operators, travel services providers and wholesalers of travel products and services in China. We believe that our ability to enable our travel suppliers extend their reach to potentially millions of Internet users in China and fulfill their needs for inventory management attracts new quality travel suppliers and builds stronger ties with our existing travel suppliers. We have a product procurement team of over 300 staff dedicated to developing and enhancing our relationships with existing and prospective travel suppliers.

We source a broad range of products from travel suppliers who have significant advantages in the destinations we cover and offer the travel products at competitive prices, which enhances our ability to attract more customers to our online platform. Our growing customer base in turn attracts more travel suppliers, creating a virtuous cycle that strengthens our leading market position.

For example, Beijing Utour International Travel Service Co., Ltd., or Utour, a travel company listed on the Shenzhen Stock Exchange, became our travel supplier in 2009. Within one year of our cooperation, we became Utour’s top five wholesale customer with purchases of over RMB10 million (US$1.7 million) in 2010. We have been strengthening our cooperation with and sourcing an increasing number of travel products from Utour in recent years. Our purchases from Utour grew from approximately RMB25 million (US$4.1 million) in 2011 to RMB45 million (US$7.4 million) in 2012 and to RMB90 million (US$14.9 million) in 2013, and became its largest wholesale customer in 2012 and 2013.

We generally enter into contracts with our travel suppliers based on our standard form. Our travel suppliers often pay us rebates based on our business volume. In addition, some of our travel suppliers require prepayments for reserving tour availabilities. Typically, we settle payment with our travel suppliers on a monthly basis, although our travel suppliers can also request for an early settlement on a discount basis. To date, substantially all of our travel suppliers have sought to pursue continuing cooperation opportunities with us.

We conduct a rigorous process in qualifying travel suppliers and in selecting their travel products and services. In qualifying a potential travel supplier, we focus on its reputation, product quality, track record, credibility and price competitiveness.

In addition, our travel suppliers can participate in biddings for priority listing, prominent placements for bidding and advertising displays on our website for the travel products they supply.

Product Selection

We adopt an open-source procurement strategy to source quality travel products in the destinations we cover. Our product procurement team works closely with our travel suppliers to ensure that customers are provided with high-quality travel products. In addition, we conduct regular price comparison for our travel products to assess the competitiveness of our pricing.

Supply Management

We generally do not take inventory risks, other than during peak travel periods or for selected destinations and travel routes where we enter into certain contractual arrangements with our travel suppliers to reserve tours, and unsold travel products are generally refundable within an agreed time period. We host one major procurement event each year and present our major travel suppliers with our estimated volume demand. We also constantly communicate with our travel suppliers, mainly through our product procurement team and our proprietary N-Booking system, to keep them informed of any changes to the supply outlook so that they can respond to customer demand in a timely manner. This helps us and our travel suppliers make timely adjustments to procurement plans.

Supplier Quality Control

We have developed product and service provision protocols for travel suppliers to follow. Our SQE team also evaluates travel suppliers based on customer feedback and provides recommendations for travel suppliers to improve their service quality and the products they supply. We impose penalties on our travel suppliers or cease selling their travel products if the products fail to meet our quality standards or if we receive valid complaints from our customers. We also prepare regular assessment reports on our travel suppliers based on the popularity, quality and price competitiveness of their travel products. To monitor and further improve the quality of our travel suppliers and the products and services we offer, we proactively collect feedback from our customers after their travels.

N-Booking System

We have developed a proprietary N-Booking system that offers our travel suppliers the following features:

Product Management. Travel suppliers can submit details of their travel products via an easy-to-navigate online interface. After our review and approval, we will post the details provided by the travel suppliers and the prices determined by us on our online platform. In addition, our N-Booking system provides travel suppliers with an option to use descriptions and photos of destinations and tourist attractions in our database.

Just-In-Time Management. Our N-Booking system provides travel suppliers with an access to real-time inventory data and gives them a wide range of inventory management tools. Our N-Booking system also notifies travel suppliers on any changes in the inventory level of the travel products we source from them, which enables them to adjust their procurement and sales plans timely. As such, we are able to deliver real-time information on product availability and provide our customers with prompt booking and order confirmations.

Account Management. Our travel suppliers can review details of transaction history on our N-Booking system. They can also submit requests for early settlement of their account balance with us on a discount basis.

Data Analysis. Supported by our big data platform, travel suppliers can analyze and understand user behavior based on their browsing history. Travel suppliers can keep track of traffic brought to the travel products supplied by them on our online platform and are able to evaluate the competitiveness of different travel products. We believe the user information gathered from our online platform reflects the current leisure travel market trends in China and provides excellent market insights to our travel suppliers for their procurement planning and product design. By leveraging on our data mining and analytics capabilities, travel suppliers are able to develop a more in-depth understanding of the behaviors and preferences of customers, potentially unlocking significant values.

Technology

We have built our technology infrastructure with high levels of performance, reliability, scalability and security to ensure superior customer and supplier experience. We rely on internally developed proprietary technologies and licensed technologies to manage and improve our website, mobile platform and management systems. We have a team of over 300 engineers dedicated to the research and development of website operation, mobile platform, search engine, data analytics and supply chain management system.

We believe that an advanced technology platform is vital to our growth and success. In 2012, we obtained ISO 9001:2008 certification for our quality management system and ISO 27001:2005 certification for our information security management system in the design, development and maintenance of our online platform, indicating our compliance with internationally recognized standards for quality control.

Product Search

We strive to present relevant and useful search results in a timely fashion to ensure the accuracy, efficiency and synchronism of our search results. Despite the difficulties in analyzing leisure travel products data, we have developed search technologies that allow us to retrieve, index, filter and rank real-time product information. We are able to prioritize the search results and display information most suited to our customers’ requirements in a simple and intuitive interface in real time. Our core search technologies include the following:

Real-time Indexing. Our search infrastructure enables changes of product data be indexed, processed and reflected in the search results on a real-time basis.

Smart Caching. We maintain a database with massive product information on packaged tours, hotels, flights and other travel-related services. We have designed an auto-prioritizing method to update the database by ranking popular products based on different criteria, such as popular cities, most-visited attractions, top-rated products and most-viewed products. Different refreshing frequencies are applied to different products.

Accuracy Checking. Our accuracy checking software complements our smart caching system and is implemented to display the latest product information such as prices and product descriptions. When a user clicks on the interested search result, an accuracy checker is triggered to retrieve the updated product information and present it to the user.

Fuzzy Query Processing. We maintain a dictionary for travel-related keywords in Chinese, where keywords are classified and linked to each other based on their meanings. We have also developed a query search algorithm based on user inputs to enhance our ability to dissect natural language queries. Such technologies help us better understand meanings of the queries and to produce most relevant and useful search results. We also provide additional search features such as query spelling correction, query suggestion and search by Chinese phonetics (Pinyin).

Big Data Analysis

We gather and analyze customer behavior and data for our procurement, inventory management and marketing. We also provide selected data to our travel suppliers, enabling them to optimize their product designs and marketing strategies.

Big Data Platform. We have developed our big data platform based on a distributed computing system. Such data analytics capabilities help us to gain a deeper understanding of existing and prospective customers and market trends, make customized recommendations to customers and improve our applications and products accordingly.

Streaming Data Analysis. We have also built a streaming data processing pipeline based on our big data platform to view the browsing history of the users of our online platform and allowing our travel suppliers to review their performance data near real-time.

Web Content Mining. Our web content processing system links user generated content which includes customer reviews, travel stories and tips as well as destination guides such as locations, hotels and tourist attractions. This allows users of our online platform to obtain information of different destinations and travel products and services in a user-friendly manner.

N-Booking System

Our N-Booking system streamlines the interactions between us and our travel suppliers. Our N-Booking system also allows our travel suppliers to receive booking information real-time, more efficiently manage travel products and better understand customer preferences. See “—Supply Chain Management—N-Booking System.”

CRM System

Through a customer relationship management system, or CRM system, we gather, analyze and make use of internally-generated customer behavior and transaction data based on customers’ historical purchase and browsing records. We regularly use this information in budgeting and procurement planning as well as in planning our marketing initiatives and promotional campaigns.

Data Security

Our system servers are housed in Nanjing and Beijing, and have secure and dedicated communication links among them. All data are backed up on an hourly basis. Our system servers utilize digital certificates to help us conduct secure communications and transactions. The performance of our system servers is monitored and maintained by an internal team that operates 24 hours a day, seven days a week. Customer sensitive information, such as password and payment information, is stored with encryption, and our data servers are secured with firewalls.

Marketing and Brand Building

We believe that we have created a strong Tuniu brand that is commonly associated in China with high-quality packaged tours and superior customer experience. With our marketing slogan, “Go Travel, Go Tuniu,” we seek to become Chinese customers’ destination for leisure travel products and services. Our website,

tuniu.com, is one of the most popular online travel websites among leisure travelers in China, according to Alexa.com, a web information company.

We have entered into agreements with a number of search engines, pursuant to which we have purchased travel-related keywords or directory links that direct users to our website. In addition, we have a strong presence in online social media such as Tencent’s WeChat and Sina’s Weibo. We believe that our presence in online social media enables us to grow and maintain engagement with our targeted customers.

We also conduct offline advertising primarily via outdoor advertising. Our offline advertising plays an important role in building up the image of our brand and generates exposure to members of the public. Our other marketing programs and initiatives include targeted campaigns and promotional and seasonal offers. In addition, some domestic and foreign tourism boards and bureaus have cooperated with us to participate in promotional events and marketing campaigns.

As part of our cross-marketing effort, we have agreements with financial institutes to recommend our products and services to their debit or credit card holders, and we allow these cardholders to settle their payments for travel products purchased from us using these cards with discounts. For instance, we cooperated with Bank of Jiangsu, China Construction Bank and China CITIC bank and launched co-branded credit cards, through which cardholders may book with us and are entitled to discounts, bonus points and certain other privileges.

Furthermore, our customer reward program allows our customers to accumulate membership points and coupons as they purchase travel products and services. Our membership points have a fixed validity term and, before expiry, customers may redeem these points for future purchases. Our customer reward program is designed to encourage repeat purchases. Currently, our membership has five levels. For customers who meet certain spending thresholds, we upgrade their membership status to the next level, entitling them to further discounts and more points for their spending. For customers who have achieved the top two levels of membership status, we provide them with designated customer service representatives to handle their travel needs.

Competition

We compete primarily with all other types of online travel companies. In addition, we compete with traditional travel service providers and tour operators. In our self-guided tour business, as we sell packaged tours which include flights and hotels, we also compete with airlines and hotels, which in recent years have made efforts to improve their direct sales. Large, established Internet search engines have also launched applications offering travel products in various destinations around the world. Factors affecting our competitiveness include, among other things, price, availability and breadth of choice of travel products and services, brand recognition, customer services, and ease of use, accessibility, security and reliability of our transaction and service infrastructure.

Some of our current and potential competitors may have greater financial, marketing and other resources than we do. In addition, certain of our competitors may be acquired by, receive investment from or enter into strategic relationships with larger, well-established and well-financed companies or investors. They may be able to devote greater resources to marketing and promotional campaigns and devote substantially more resources to website and system development than us. See “Risk Factors—Risks Related to Our Business and Industry—We face intense competition and we cannot compete successfully against existing and new competitors.”

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality agreements with our employees and others. We have registered 20 computer software copyrights, one patent and four artwork copyrights in China, and are applying for four patents in China. In addition, we have registered 35 domain names that are material to our business, including tuniu.com, and 67 trademarks, including (the Chinese characters of Tuniu), and in China.

Employees

We had a total of 1,485, 938 and 1,415 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had 1,333 employees in our headquarters in Nanjing and 82 employees in our regional service centers. The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2013:

Function	Number of Employees
Management and administration	197
Tour advisor	441
Call center	84
Sales and marketing	56
Research and product development	555
Regional service centers	82

Total	1,415

We enter into standard employment agreements with all our employees. We also enter into confidentiality agreements with certain directors and executive officers that impose confidentiality obligations until the relevant information becomes public or are no longer considered confidential by us. In addition to salaries and benefits, we provide stock-based compensation and performance-based bonuses for our employees and commission-based compensation for our sales personnel.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees.

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Facilities

Our principal executive offices, consisting of our administrative center, sales and marketing division, technical services department, and call center, are located on leased premises in Nanjing comprising approximately 26,535 square meters. In addition, our regional service centers are located on leased premises with an aggregate of approximately 2,701 square meters in 15 cities in China. We lease these premises under lease agreements from unrelated third parties, and we plan to renew these leases from time to time as needed. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased travel companies’ liability insurance covering expenses related to accidents caused by us. We have also maintained property insurance policies for our fixed assets covering losses due to fire, explosion, lightning, storm, landslide, subsidence and aircraft damage.

Legal and Administrative Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business, involving contract disputes and other claims. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention, and other factors.

PRC REGULATION

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The PRC State Council, the MIIT, the Ministry of Commerce, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, Internet-related services and e-commerce. However, since China’s telecommunications industry and Internet-related industry are at an early stage of development, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, Internet-related services and e-commerce. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Licenses for Value-Added Telecommunication Services

The Telecommunications Regulations issued by the PRC State Council in September 2000 are the primary regulations governing telecommunication services. The Telecommunications Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecommunications Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to commencement of their operations. The Telecommunications Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications services.

Pursuant to the Administrative Measures for Telecommunications Business Operating Permit promulgated by the MIIT in March 2009, as amended in December 2011, there are two types of telecommunication operating license for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will specify the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with such specifications.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, commercial Internet information services operators must obtain an ICP license, from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. Nanjing Tuniu, our consolidated affiliated entity, obtained an ICP license issued by the Jiangsu Administration of Telecommunication which will expire in November 2017.

The Internet Electronic Bulletin Service Administrative Measures promulgated by the MIIT in November 2000 require Internet information services operators to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. In July 2010, the requirement of BBS approval was terminated by a decision issued by the PRC State Council. However, in practice, the relevant authorities still require obtaining such approval for the operation of BBS services. We have applied to the Jiangsu Administration of Telecommunication for, but not yet obtained, an approval for the operation of BBS services on our website, and we have not been informed by the relevant government authority on whether or when we will be granted such approval.

Foreign Investment in Value-Added Telecommunications Services

The Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalogue, which was promulgated in 2011, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the PRC State Council in December 2001 and amended in September 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

The MIIT Circular issued in July 2006 reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision to conduct any value-added telecommunications business in China. Pursuant to the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the domestic ICP license holder or its shareholders. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

In light of the aforesaid restrictions, we rely on Nanjing Tuniu, our consolidated affiliated entity, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangements, please refer to “Corporate History and Structure.” To comply with these PRC regulations, we operate our website and value-added telecommunications services through Nanjing Tuniu. Nanjing Tuniu holds an ICP license and owns all domain names used in our value-added telecommunications businesses. Nanjing Tuniu is also the owner of all registered trademarks used in our value-added telecommunications businesses and is the applicant of all registered trademark applications we are currently making.

Regulations on Information Security and Censorship

The PRC government regulates and restricts Internet content in China to protect state security and ensure the legality of the Internet content. The National People’s Congress, China’s national legislative body, enacted a Decision on the Safeguarding of Internet Security in December 2000, as subsequently amended in August 2009, among other things, makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. Pursuant to the Administrative Measures on Internet Information Services and other applicable laws, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content which violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Internet service providers are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. In addition, the MIIT has published regulations that subject ICP operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing.

The Ministry of Public Security has promulgated the Administrative Measures for the Security Protection of International Connections to Computer Information Network in December 1997 that prohibit the use of the Internet in ways which, among other things, result in a leakage of State secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. Under PRC law, state secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

In December 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Decision on Strengthening Network Information Protection issued by the Standing Committee of the PRC National People’s Congress in December 2012, ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities. In July 2013, the MIIT promulgated the Regulation on Protection of Personal Information of Telecommunications and Internet Users to provide for more detailed rules in this respect.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

As Nanjing Tuniu is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. Nanjing Tuniu has also taken measures to delete or remove links to content that to its knowledge contains information violating PRC laws and regulations. Majority of the content posted on our online platform is first screened by our filtering systems. Content containing prohibited words or images is then manually screened by employees who are dedicated to screening and monitoring content published on our platform and removing prohibited content. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our online platform in the past. However, there is significant amount of content posted on our online platform by our users on a daily basis. If any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant government authority. We believe these measures taken by us are generally in compliance with the relevant laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our online platform, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible for us to determine in all cases the types of content that could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our online platform objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and the number of users on our online platform increases.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have promulgated laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provide that information that identifies a citizen, the time or location for his use of telecommunication and Internet services, or involves privacy of any citizen such as his birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss as well as conducting a self-examination of their protection of personal information at least once a year. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the Internet Electronic Bulletin Service Administrative Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose the personal information to any third party without the users’ consent or unless required by law. The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on Internet privacy. Such requirements are reiterated by the Regulation on Protection of Personal Information of Telecommunications and Internet Users. If an ICP operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the ICP operator is required to supervise and manage the protection of such information. Any violation may subject the ICP operators to warnings, fines, disclosure to the public and, in the most severe cases, criminal liability. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulations on Air-ticketing

Air-ticketing business is subject to the supervision of the China Aviation Transportation Association, or CATA, and its regional branches. Currently the principal regulation governing air-ticketing agencies in China is the

Rules on Certification of Qualification for Civil Aviation Transport Sales Agencies, or the Air Ticketing Rules, issued by the CATA, which became effective on March 31, 2006. Under the Air Ticketing Rules and relevant foreign investment regulations, any company acting as an air-ticketing sale agency must obtain approval from the CATA, and a foreign investor currently cannot own 100% of an air-ticketing agency in China, except for qualified Hong Kong and Macau aviation marketing agencies. In addition, foreign-invested air-ticketing agencies are not permitted to sell passenger airline tickets for domestic flights in China, except for Hong Kong and Macau aviation marketing agencies. In addition, CATA issued the Supplementary Rules Regarding Sales via the Internet in 2008. These Supplementary Rules provide that, effective as of June 1, 2008, if an air-ticketing sales agency would like to engage in sales via the Internet, it must obtain an ICP license from the local counterpart of the MIIT and must complete a commercial website registration with the AIC. Although we request that our travel suppliers provide their licenses or permits to us before entering into agreements with them, we cannot ensure that all of our travel suppliers engaged in the air ticketing sales agency service obtained, and maintained, all necessary permits. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the PRC State Council promulgated the Decision of the PRC State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously, or an offender wanted by the public security authority.

In April 1987, the PRC State Council promulgated the Public Area Hygiene Administration Regulation, which requires hotels to obtain a public area hygiene license before opening for business. In March 2011, the Ministry of Health promulgated the Implementation Rules of the Public Area Hygiene Administration Regulation, which require, starting from May 1, 2011, hotel operators to establish hygiene administration system and keep records of hygiene administration. In February 2009, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety, which requires any hotel that provides food to obtain a food service license.

The Fire Prevention Law, as amended by the SCNPC in October 2008, and the Provisions on Supervision and Inspection on Fire Prevention and Control, promulgated by the Ministry of Public Security and effective as of May 1, 2009, require that public gathering places such as hotels submit a fire prevention design plan in order to apply for completion acceptance of fire prevention facilities for their construction projects and to pass a fire prevention safety inspection by the local public security fire department, which is a prerequisite for opening business.

In January 2006, the PRC State Council promulgated the Regulations for Administration of Entertainment Places. In March 2006, the Ministry of Culture issued the Circular on Carrying Out the Regulations for Administration of Entertainment Places. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

We cannot ensure that all of the hotels that we offer to our customers have obtained, and maintained, all necessary permits and licenses. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

Regulations on Travel Companies

The travel industry is subject to the supervision of the China National Tourism Administration, or CNTA, and local tourism administrations. The principal regulations governing travel companies in China include: (i) the Regulation on Travel Companies, or the Travel Company Regulations, issued by the PRC State Council in February 2009, which became effective as of May 1, 2009, and which replaced the Administration of Travel Companies Regulations (1996), (ii) the Implementation Rules for the Regulation on Travel Companies (the “Travel Company Implementation Rules”), promulgated by the CNTA in April 2009, which became effective as of May 3, 2009, and (iii) the Tourism Law issued by the Standing Committee of the National People’s Congress on April 25, 2013, which became effective as of October 1, 2013. Under these regulations, a travel company must obtain a license from the CNTA to conduct cross-border travel business and a license from the provincial-level tourism administration to conduct domestic travel company business.

The Travel Company Regulations permit foreign investors to establish wholly foreign-owned travel companies, as well as joint ventures and cooperative travel companies. Foreign-owned travel companies are allowed to open branches nationwide, but are restricted from engaging in overseas travel business in China, unless otherwise determined by the PRC State Council, or provided under a bilateral free trade agreement between the country and China, or the closer economic partnership agreements between China, Hong Kong and Macau. The Travel Company Implementation Rules define certain terms used in the Travel Company Regulations, for example, the definition of “domestic tourism business,” “inbound travel business” and “overseas travel business”, and set out detailed application requirements to establish a travel company. The Travel Company Implementation Rules also clarify certain aspects of legal liability for travel companies as prescribed in the Travel Company Regulations.

Pursuant to the Tourism Law, travel companies are prohibited from arranging for compulsory shopping or other activities which charge additional fees on top of the contract prices that tourists have already paid. Travel companies are required to engage tour guides, who are required to strictly follow the itineraries and are prohibited from altering arrangement without the consent of customers, suspending to provide services, requesting tips from tourists, and arranging for compulsory shopping or other activities which charge additional fees on top of the contract prices that tourists have already paid by way of induction, deception, coercion or in other illegal forms. In addition, travel companies conducting business via the Internet are required to present information of their travel company licenses on their websites, and ensure the truthfulness and accuracy of the travel-related information they release on their websites. Generally, travel companies soliciting tourists are required to take primary liabilities for any breach of travel contracts, including personal injury or property loss suffered by the tourists attributable to travel service providers and tour operators at destinations and their suppliers.

In 2010, CNTA released the Measures for Dealing with Tourism Complaints, which took effect as of July 1, 2010. Under these Measures, authorities which are responsible for dealing with tourist complaints are required to render a decision on the complaints within 60 days after the date of receipt thereof.

Although we take measures, such as requesting travel suppliers to provide their relevant permits and/or licenses, we cannot make sure that all of our travel suppliers maintained all necessary permits. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

In November 2010, CNTA and CIRC jointly promulgated the Measures for the Administration of the Liability Insurance of Travel Companies, or the Liability Insurance Measures, which became effective as of February 1, 2011. Travel companies are required to procure travel company liability insurance pursuant to the Liability Insurance Measures. The insurance companies are required to, subject to the liability limits provided under the insurance agreement, reimburse the travel companies for the compensations made by the travel companies for the personal injury or death and the loss of properties of tourists and the relevant tour guides or tour leaders. Pursuant to the Liability Insurance Measures, the liability limit for the personal injury or death of each person cannot be less than RMB200,000 (US$33,038). Each of our relevant consolidated affiliated entities engaged in travel agent business has procured and is covered by valid travel company liability insurance.

Regulations on Group Buying

In March 2012, the SAIC issued the Opinions on Strengthening the Administration of Online Group Buying Operations, or the Group Buying Operation Opinions. The Group Buying Operation Opinions stipulate the qualification requirements for operators of group buying websites, and certain other obligations, such as an examination of the licenses and authorizations of the providers of the relevant products or services offered on the group buying website, the group buying website operator’s contracts with such suppliers and customers, data protection for consumers, among others. Pursuant to the Group Buying Operation Opinions, operators of group buying websites must (i) establish a comprehensive after-sales service system, consumer dispute settlement system and professional customer service team, (ii) ensure that their complaint and customer support channels are smooth, (iii) provide customers with troubleshooting assistance and feedback in a timely manner, and (iv) observe the refund requirements of the Consumer Protection Law, which specifically prohibit group buying website operators from imposing no-refund restrictions or limiting refunds to website credit.

In addition, group buying website operators must also preserve all relevant data for a period of two years following their cessation of operations. In undertaking promotions, operators of group buying websites must obey the Anti-unfair Competition Law and the Certain Regulations on Prohibiting Unfair Competition in Prize-attached Sales. The Group Buying Operation Opinions are relatively new and there have been no relevant implementation rules or interpretations thus far. However, according to the policy of the Jiangsu Administration of Telecommunication, an approval of online data processing and transaction is required to be obtained in order to carry out group buying business. We are in the process of applying for such approval but have not yet been informed by the relevant government authority on whether or when we will obtain such approval. Subject to any clarifications or interpretations that may be issued in future as to the Group buying Operation Opinions, we might need to adjust our operational or contracting practices.

Regulations on Consumer Rights Protection

According to the PRC Consumer Rights and Interests Protection Law, effective as of January 1, 1994, the rights and interests of consumers that purchase or use commodities or that receive services for consumption purposes in daily life is required to be protected, which includes the right to personal safety and the safety of property, the right to be informed about goods and services offered for sale, the right to free choice when selecting goods or services and the right to enjoy fair dealings, respect for their personal dignity and ethnic customs, and compensation for damages suffered.

Correspondingly, a business operator providing a commodity or service to a consumer is subject to a number of requirements, which includes to ensure that commodities and services meet with certain safety requirements, to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurring, to provide consumers with accurate information and to refrain from conducting false advertising, and not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the lawful rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means. A business operator may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, offering an apology and compensating for any losses incurred. The following penalties may also be imposed upon business operators for any infraction: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

In December 2003, the Supreme People’s Court in China enacted the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury, which further increases the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subjects such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

In October 2010, the Supreme People’s Court of China issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Tourism-related Disputes, which establish liabilities for tour operators and tourism support service providers in the event of contract disputes, personal injury and property damage involving tourists.

Although we take certain measures to monitor the qualities of the travel products and services provided by our travel suppliers and handle customer complaints, we cannot ensure that these measures are sufficient to protect consumer rights, or customer dispute can be handled and resolved in a timely fashion. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately control and ensure the quality of travel products and services sourced from our travel suppliers. If there is any deterioration in the quality of their performance, our customers may not continue using our online platform.”

Regulations on Advertising Business

The SAIC is the primary governmental authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995;

•	Administrative Regulations for Advertising, promulgated by the PRC State Council on October 26, 1987 and effective since December 1, 1987; and

•	Implementation Rules for the Administrative Regulations for Advertising, promulgated by the PRC State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the Ministry of Commerce on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have prior direct advertising operations as its main business outside China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through Nanjing Tuniu, which holds a business license that covers advertising in its business scope.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

Regulations on Intellectual Property Rights

The PRC has adopted legislation governing intellectual property rights, including trademarks, domain names and copyrights.

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of the SAIC is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. We have 67 registered trademarks in different applicable trademark categories and are in the process of applying to register one trademark in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of up to RMB500,000 (US$82,594).

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT in November 2004. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. In September 2002, the CNNIC issued the Implementation Rules for Domain Name Registration setting forth rules for registration of domain names, as amended in June 2009 and May 2012. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered 35 domain names, including www.tuniu.com.

Copyright

Works are protected under the PRC Copyright Law adopted by the National People’s Congress in 1990, as amended in 2001 and 2010, as well as its implementation rules adopted by the State Council in 1991, as amended in 2002 and 2011. Whether such protected works are published or not, copyrights duly obtained and enjoyed by the author or other copyright owner remain unaffected. Copyright owners, however, could register such protected works on a voluntary basis with National Copyright Administration or its local counterparts. We have registered four artwork copyrights in China.

Pursuant to the PRC Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information network. Pursuant to the relevant PRC regulations, rules and interpretations, Internet service providers will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the Internet, (ii) are or should be aware of the infringing activities committed by their website users through the Internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against another’s copyright through the Internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Software Copyrights

The Administrative Measures on Software Products, issued by the MIIT in October 2000 and subsequently amended in March 2009, provides a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the PRC State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 20 computer software copyrights in China.

Patents

Patents are protected under the PRC Patent Law adopted by the National People’s Congress in 1984, as amended in 1992, 2000 and 2008, as well as its implementation rules adopted by the State Council in 1985, as amended in 1992, 2001, 2002 and 2010. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent application. A patent is valid for a term of 20 years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We have one registered patents, and are in the process of applying to register four patents in China.

Tort Liability Law

In accordance with the Tort Liability Law promulgated by the Standing Committee of the National People’s Congress in December 2009, which became effective as of July 1, 2010, Internet users and Internet service providers bear tortious liabilities in the event they infringe other persons’ rights and interests through the Internet. Where an Internet user conducts tortious acts through Internet services, the infringed person has the right to request the Internet service provider to take necessary actions such as deleting contents, screening and delinking. The Internet service provider, failing to take necessary actions after being informed, will be subject to joint and several liabilities with the Internet user with regard to the additional damages incurred. If an Internet service provider knows an Internet user is infringing other persons’ rights and interests through its Internet service but fails to take necessary action, it shall be jointly and severally liable with the Internet user. We have internal policy designed to reduce the likelihood that user content may be used without proper licenses or third-party consents. When we are approached and requested to remove content uploaded by users on the grounds of infringement, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. However, such policy may not be effective in preventing the unauthorized listing of copyrighted materials or materials infringing other rights of third parties. See “Risk Factors—Risks Related to Our Business and Industry—Claims by third parties that we infringe on their intellectual property rights could lead to government administrative actions and result in significant costs and have a material adverse effect on our business, financial condition and results of operations.”

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, if documents certifying the purpose of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013, SAFE promulgated SAFE Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. We generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our consolidated affiliated entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion, by a foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of the SAFE Circular 142 will result in penalties, such as fines. Furthermore, SAFE promulgated in November 2010, a SAFE Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of this offering to fund establishment of new PRC subsidiaries, to invest in or acquire any other PRC companies, or establish new consolidated affiliated entities in the PRC.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the PRC Company Law, as amended in December 2013, the Wholly Foreign-Owned Enterprise Law, as amended in October 2000, and the Implementation Rules of the Wholly Foreign-Owned Enterprise Law, as amended in April 2001. Pursuant to these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. In addition, these companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

Pursuant to a SAFE Circular 75 issued by SAFE in October 2005, prior registration with the local SAFE branch is required for PRC residents to establish or control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. The PRC residents are also required to amend the registration or filing with the local SAFE branch for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Failure to comply with the registration procedures set forth in the SAFE Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entities, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us. We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under the SAFE Circular 75 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us have registered with the local SAFE branch as required under the SAFE Circular 75. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC laws.”

Regulations on Employee Stock Option Plans

In February 2012, SAFE promulgated the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan in an overseas publicly listed company who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We adopted the 2008 Plan, pursuant to which we may issue options or restricted shares to our qualified employees and consultants on a regular basis. After this offering, we plan to advise the grantees participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that the share options holders can successfully register with SAFE in full compliance with the Stock Option Rules. The failure of the share options holders to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business. See “Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations on Overseas Listing

Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Jun He Law Offices, that CSRC approval is not required in the context of this offering because (1) CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation and (2) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of PRC domestic companies and no explicit provision in the M&A Rules classifies the contractual arrangements between Beijing Tuniu, our PRC subsidiary, Nanjing Tuniu, our consolidated affiliated entity, and its shareholders as a type of acquisition transaction falling under the M&A Rules. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.”

Regulations on Employment

The PRC Labor Law, the PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer would be deemed to have entered into a labor contract without a fixed term with such employee. In addition, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Dunde Yu	32	Co-founder, chairman and chief executive officer
Haifeng Yan	31	Co-founder, director and chief operating officer
Thomas Gai Tei Tsao	44	Director
Frank Lin	49	Director
Steve Yue Ji	41	Director
Eugene Chehchun Huang	35	Director
Conor Chia-hung Yang	51	Chief financial officer
Zhengrong Tang	44	Chief technology officer
Enjie Wu	42	Vice president of human resources center
Li Li	40	General manager of organized tour department

Mr. Dunde Yu is our co-founder and has served as chairman of our board of directors and chief executive officer since our inception. Prior to founding our company, Mr. Yu was the chief technology officer of ci123.com in 2006, where he helped ci123.com become a leading Chinese childcare website. From 2004 to 2006, Mr. Yu served as the technical director of Bokee.com. Mr. Yu received a bachelor’s degree in mathematics from Southeast University in China in 2003.

Mr. Haifeng Yan is our co-founder and has served as our director since our inception. Prior to founding our company, Mr. Yan was one of the founding members and the chief operating officer of ci123.com, from 2005 to 2006, where he was responsible for daily operations and helped ci123.com become a leading Chinese childcare website. Mr. Yan served as an analyst of iTech Holdings Limited in 2004.

Mr. Thomas Gai Tei Tsao has served as our director since October 2008. Mr. Tsao is a co-founder of Gobi Ventures, Inc. He has over two decades of experience in venture capital, fund management, and investment banking in China and the United States. Mr. Tsao is a co-founder of Beijing Technology Development Fund. Prior to founding Beijing Technology Development Fund, Mr. Tsao was a director of investment banking at Dresdner Kleinwort Benson (China), covering the technology, media and telecommunications sector, in 1998. From 1996 to 1997, Mr. Tsao worked for Seapower Financial Services Group. From 1992 to 1996, Mr. Tsao was an investment banker at Merrill Lynch in New York and Hong Kong. Mr. Tsao received a bachelor’s degree in economics from Harvard University in 1992.

Mr. Frank Lin has served as our director since December 2009. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of SINA Corporation, a Nasdaq-listed company. Mr. Lin co-founded sina.com’s precursor company, SinaNet, in 1995 and later guided the company through its listing on Nasdaq. Prior to founding SinaNet, Mr. Lin was a consultant at Ernst & Young Management Consulting Group. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of numerous companies invested by DCM, including Vipshop Holdings Limited, a NYSE-listed company, and 58.com Inc., a NYSE-listed company. Mr. Lin received a bachelor’s degree in engineering from Dartmouth College and a master’s degree in business administration from Stanford University.

Mr. Steve Yue Ji has served as our director since March 2011. Mr. Ji is a partner of Sequoia Capital China. Prior to joining Sequoia Capital in 2005, Mr. Ji worked at Walden International, Vertex Management and CIV Venture Capital, where he contributed to investments in numerous wireless, Internet and semiconductor companies in China. Prior to that, Mr. Ji worked for Seagate Technology China, a Nasdaq-listed company, among the first group of its employees in 1995. Mr. Ji has been a director of Noah Holdings Limited, a NYSE-listed company, since 2007 and an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a NYSE-listed company, since 2010. Mr. Ji received a master’s degree in business administration from China Europe International Business School in 1999 and a bachelor’s degree in engineering from Nanjing University of Aeronautics and Astronautics in Nanjing, China in 1995.

Mr. Eugene Chehchun Huang has served as our director since September 2013. Mr. Huang is a director of Temasek International Pte. Ltd. where he is responsible for investments in the technology, media and telecommunications industries. Prior to joining Temasek International Pte. Ltd. in 2012, Mr. Huang was an investment banker with the Hong Kong office of Bank of America Merrill Lynch from 2006 to 2012. Mr. Huang joined Merrill Lynch & Co. in New York in 2001. He received a bachelor’s degree of science (summa cum laude) from Leonard Stern School of Business at New York University.

Mr. Conor Chia-hung Yang has served as our chief financial officer since January 2013. Prior to joining our company, Mr. Yang was the chief financial officer of E-Commerce China Dangdang Inc., a NYSE-listed company, from March 2010 to July 2012 and the chief financial officer of AirMedia Group Inc., a Nasdaq-listed company, from March 2007 to March 2010. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and the chairman of the audit committee of IFM Investments Limited, a NYSE-listed company and an independent director and chairman of the audit committee of AirMedia Group Inc. Mr. Yang received a master’s degree of business administration from University of California, Los Angeles in 1992.

Mr. Zhengrong Tang has served as our chief technology officer since August 2013. Prior to joining us, Mr. Tang was the chief technology officer of China Gtel from 2012 to 2013, where he was responsible for the products, operations and technology of guahao.com. From 2004 to 2012, Mr. Tang served as a senior director of Alibaba Group’s alibaba.com, taobao.com and alipay.com and the chief technology officer of Alibaba Japan, where he was responsible for the architecture migration of taobao.com, the establishment of alipay.com, and the development of Alibaba’s international website. Between 2003 to 2004, Mr. Tang was the chief research architect of CTB/McGraw-Hill. From 1995 to 2003, Mr. Tang served as an architect at Neoforma, senior engineer at Comergent Technologies and technology manager at Perot Systems. Mr. Tang received a master’s degree in computer science from University of Pittsburgh in 1995, a bachelor’s degree in computer science from State University of New York at Albany in 1993.

Mr. Enjie Wu has served as our vice president of human resources center since January 2010. Prior to joining us, Mr. Wu was the human resources general manager of Hisap Corporation from 2005 to 2010. From 2003 to 2005, Mr. Wu was the general manager of Jianghai Group. From 2001 to 2002, Mr. Wu served as the director of human resources of Beijing Yenova Decoration Co., Ltd. From 1993 to 2001, he was the human resource officer of Zindart Manufacturing Limited. Mr. Wu received a bachelor’s degree in economics and management from Sun Yat-Sen University in China in 1993.

Ms. Li Li joined our company in May 2008, and has served as our general manager of organized tour department since 2012. Prior to joining us, Ms. Li was a partner and deputy general manager of Nanjing Fenghua Travel Agency from 1998 to 2005. From 1995 to 1998, Ms. Li served as a deputy general manager of the Nanjing Branch of Shanghai Spring Tour Travel Agency. Ms. Li received a master’s degree in business administration from University of the Sunshine Coast in 2008.

Employment Agreements and Indemnification Agreements

We [have entered] into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being subject to criminal penalty, serious dereliction of duty or corruption to our detriment, a serious violation of our labor discipline, rules or regulations, or providing services for other entities without our consent. We may also terminate an executive officer’s employment by giving thirty days’ notice under certain circumstances, such as serious sickness that results in the inability to perform ordinary tasks or incompetence of the executive officer. An executive officer may terminate his or her employment at any time by giving thirty days’ notice.

Pursuant to the confidentiality, non-competition and intellectual property rights agreements that we have entered into with certain director and executive officers, they have agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. In addition, such director and executive officers acknowledge that all inventions, utility models, designs, know-how, copyright and other forms of intellectual property made by them within the scope of their employment with us, pursuant to job assignments or using our materials and technology, or during the one year after their employment that relates to their employment with us, are our property and they should assign the same to us if we so require, pursuant to the confidentiality, non-competition and intellectual property rights agreements.

In addition, such director and executive officers have agreed, pursuant to the confidentiality, non-competition and intellectual property rights agreements, to be bound by non-competition restrictions during the term of his or her employment and for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) directly or indirectly, work for a competitor of us that produces the same type of products or is engaged in the same type of business as us or (ii) establish his own business to produce the same type of products or engage in the same type of business.

Board of Directors

Our board of directors currently consists of six directors. Additional independent directors will join the board upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Under the shareholders agreement and our memorandum and articles of association currently in effect, the holders of a majority of our ordinary shares have the right to appoint four directors, one of whom shall also serve as the chief executive officer of our company, and holders of a majority of our Series A, B, C and D preferred shares each has the right to appoint one director. Such shareholders’ right to appoint directors will automatically terminate upon completion of this offering when all outstanding preferred shares are automatically converted into ordinary shares. Among our six existing directors, Mr. Dunde Yu and Mr. Haifeng Yan were appointed by the holders of a majority of our ordinary shares, Mr. Thomas Gai Tei Tsao was appointed by the holder of our Series A preferred shares, Mr. Frank Lin was appointed by holders of our Series B preferred shares, Mr. Steve Yue Ji was appointed by a holder of our Series C preferred shares, and Mr. Eugene Chehchun Huang was appointed by a holder of our Series D preferred shares.

Committees of the Board of Directors

Prior to completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of             and will be chaired by             . satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the NASDAQ Stock Market Rules] and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that         qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of             , and will be chaired by             .             satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the NASDAQ Stock Market Rules]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of             , and will be chaired by             .             satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the

NASDAQ Stock Market Rules]. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Pursuant to the amended and restated memorandum and articles of association, which will become effective and replace the current amended and restated memorandum and articles of association in its entirety upon completion of this offering, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or is found by our company to be of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately RMB4.3 million (US$0.7 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our directors and executive officers and the vesting conditions of such share incentive grants, see “—2008 Plan.”

2008 Plan

We adopted an incentive compensation plan in 2008, or the 2008 Plan. The purposes of the 2008 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of our business by offering these individuals an opportunity to acquire a proprietary interest in our company. In 2012, we increased the maximum aggregate number of shares which may be issued under the 2008 Plan from 11,500,000 to 18,375,140. As of the date of this prospectus, options to purchase 17,613,593 ordinary shares are issued and outstanding, and there are 761,547 ordinary shares available for future issuance upon the exercise of future grants under the 2008 Plan.

The following paragraphs summarize the terms of the 2008 Plan.

Types of Awards. The 2008 Plan permits the awards of options and restricted shares.

Plan Administration. Our board of directors or a committee appointed by our board will administer the 2008 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant, among other things. Our board of directors may authorize one or more officers of us to grant awards under the 2008 Plan, subject to parameters specified by the board of directors.

Award Agreement. Awards granted under the 2008 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award, among other things. Pursuant to the form award agreement under the 2008 Plan, 1/4 of the ordinary shares underlying the option shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option shall vest on a monthly basis in the following three years. However, the option may be exercised, to the extent vested, only (a) after this offering, (b) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (c) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.

Eligibility. We may grant awards to our employees and consultants of our company. However, we may grant options that are intended to qualify as incentive options only to our employees.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Transfer Restrictions. Options may not be transferred in any manner by the recipient other than by will or by the laws of descent or distribution, except as otherwise provided by the plan administrator.

Termination of the 2008 Plan. Unless terminated earlier, the 2008 Plan will terminate automatically in 2018. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval if required by applicable law.

The following table summarizes, as of the date of this prospectus, the outstanding options granted to our directors and executive officers under the 2008 Plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Vesting Schedule		Date of Expiration
Dunde Yu	700,000	0.100	November 5, 2009	4 years	(1)	November 4, 2015
	1,100,000	0.226	March 11, 2011	4 years	(1)	March 10, 2017
	1,269,995	0.0001	August 1, 2013	4 years	(1)	July 31, 2019
Haifeng Yan	700,000	0.100	November 5, 2009	4 years	(1)	November 4, 2015
	1,100,000	0.226	March 11, 2011	4 years	(1)	March 10, 2017
	1,269,995	0.0001	August 1, 2013	4 years	(1)	July 31, 2019
Conor Chia-hung Yang	*	0.900	January 7, 2013	4 years	(1)	January 6, 2019
	*	0.0001	August 1, 2013	4 years	(1)	July 31, 2019
Zhengrong Tang	*	1.135	October 30,2013	4 years	(1)	October 29, 2019
Enjie Wu	*	0.226	June 30, 2010	4 years	(1)	June 29, 2016
	*	0.226	March 11, 2011	4 years	(1)	March 10, 2017
	*	1.135	March 19, 2012	4 years	(1)	March 18, 2018
	*	1.790	August 15, 2013	4 years	(1)	August 14, 2019
Li Li	*	0.050	November 5, 2008	4 years	(1)	November 4, 2014
	*	0.100	November 5, 2009	4 years	(1)	November 4, 2015
	*	0.226	March 11, 2011	4 years	(1)	March 10, 2017
	*	1.135	March 19, 2012	4 years	(1)	March 18, 2018
Directors and officers as a group	10,665,518	—	—	—		—

*	Shares underlying vested options less than 1% of our total outstanding shares.
(1)	Pursuant to the relevant award agreement, 1/4 of the ordinary shares underlying the option shall vest on the first anniversary of the date of grant, and 1/48 of the remaining ordinary shares underlying the option shall vest on a monthly basis in the following three years. However, the option may be exercised, to the extent vested, only (a) after this offering, (b) in connection with or after certain triggering events if the option is assumed by a company whose shares are listed on a securities exchange, or (c) unless otherwise allowed by the plan administrator in its sole discretion, if the option holder obtains all the necessary governmental approvals and consents required for the issuance of such shares.

PRINCIPAL [AND SELLING] SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of (i) all of our outstanding preferred shares and (ii) all of our outstanding ordinary shares into Class B ordinary shares, by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; [and

•	each selling shareholder.]

We will adopt a dual class ordinary share structure immediately prior to the completion of this offering. The calculations in the table below assume that there are 108,624,391 ordinary shares outstanding as of the date of this prospectus and              ordinary shares outstanding immediately after completion of this offering, and that the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering**
	Number	%	Number	%	Number	%	Number	%	%
Directors and Executive Officers:*
Dunde Yu(1)	10,423,503	9.6
Haifeng Yan(2)	6,949,997	6.4
Thomas Gai Tei Tsao(3)	17,819,571	16.4
Frank Lin(4)	25,541,424	23.5
Steve Yue Ji(5)	14,323,364	13.2
Eugene Chehchun Huang(6)	18,142,893	16.7
Conor Chia-hung Yang	—	—
Zhengrong Tang	—	—
Enjie Wu	—	—
Li Li	—	—
All directors and executive officers as a group	93,200,752	85.8

Principal [and Selling] Shareholders:
DCM V, L.P. and Affiliates(7)	25,541,424	23.5
Esta Investments Pte Ltd.(8)	18,142,893	16.7
Gobi Fund II, L.P.(9)	17,819,571	16.4
Sequoia Capital 2010 CV Holdco, Ltd.(10)	14,323,364	13.2
Dragon Rabbit Capital Limited(11)	10,423,503	9.6
Verne Capital Limited(12)	6,949,997	6.4
RS Empowerment, Inc.(13)	5,729,346	5.3

*	Except for Messrs. Thomas Gai Tei Tsao, Frank Lin, Steve Yue Ji and Eugene Chehchun Huang, the business address of our directors and executive officers is Tuniu Building, No.699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, PRC.

**	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share on all matters subject to a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(1)	Represents 10,423,503 ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company wholly owned by Mr. Yu.
(2)	Represents 6,949,997 ordinary shares held by Verne Capital Limited, a British Virgin Islands company wholly owned by Mr. Yan.
(3)	Represents 13,506,748 ordinary shares issuable upon conversion of the same number of Series A preferred shares and 4,312,823 ordinary shares issuable upon conversion of the same number of Series B preferred shares held by Gobi Fund II, L.P. The business address of Mr. Tsao is Building 7, Innovation Park, 399 Keyuan Road, Shanghai 201203, PRC.
(4)	Represents (i) 2,315,424 ordinary shares, 16,279,021 ordinary shares issuable upon conversion of the same number of Series B preferred shares, 2,796,438 ordinary shares issuable upon conversion of the same number of Series C preferred shares and 1,297,765 ordinary shares issuable upon conversion of the same number of Series D preferred shares held by DCM V, L.P., (ii) 56,499 ordinary shares, 397,228 ordinary shares issuable upon conversion of the same number of Series B preferred shares, 68,235 ordinary shares issuable upon conversion of the same number of Series C preferred shares and 31,666 ordinary shares issuable upon conversion of the same number of Series D preferred shares held by DCM Affiliates Fund V, L.P., and (iii) 2,299,148 ordinary shares issuable upon conversion of the same number of Series D preferred shares held by DCM Hybrid RMB Fund, L.P. We refer to DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. as DCM V, L.P. and Affiliates collectively. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, PRC.
(5)	Represents 14,323,364 ordinary shares issuable upon conversion of the same number of Series C preferred shares held by Sequoia Capital 2010 CV Holdco, Ltd. The business address of Mr. Ji is 2805, Plaza 66 Tower 2, 1366 Nanjing West Road, Shanghai, PRC.
(6)	Represents 18,142,893 ordinary shares issuable upon conversion of the same number of Series D preferred shares held by Esta Investments Pte Ltd. The business address of Mr. Huang is 60B Orchard Road, #06-18, Tower 2, The Atrium@Orchard, Singapore 238891.
(7)	Represents (i) 2,315,424 ordinary shares, 16,279,021 ordinary shares issuable upon conversion of the same number of Series B preferred shares, 2,796,438 ordinary shares issuable upon conversion of the same number of Series C preferred shares and 1,297,765 ordinary shares issuable upon conversion of the same number of Series D preferred shares held by DCM V, L.P., and (ii) 56,499 ordinary shares, 397,228 ordinary shares issuable upon conversion of the same number of Series B preferred shares, 68,235 ordinary shares issuable upon conversion of the same number of Series C preferred shares and 31,666 ordinary shares issuable upon conversion of the same number of Series D preferred shares held by DCM Affiliates Fund V, L.P., and (iii) 2,299,148 ordinary shares issuable upon conversion of the same number of Series D preferred shares held by DCM Hybrid RMB Fund, L.P. The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P., whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner is DCM Hybrid RMB Fund International Ltd. DCM Hybrid RMB Fund International Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell, Jason Krikorian, and Peter W. Moran, the directors of DCM Hybrid RMB Fund International Ltd. The business address of DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(8)	Represents 18,142,893 ordinary shares issuable upon conversion of the same number of Series D preferred shares held by Esta Investments Pte Ltd. Esta Investments Pte Ltd. is indirectly wholly owned by Temasek Holdings (Private) Limited, its ultimate parent company. Temasek Holdings (Private) Limited is wholly owned by Minister for Finance of Singapore. The business address of Esta Investments Pte Ltd. is 60B Orchard Road, #06-18, Tower 2, The Atrium@Orchard, Singapore 238891.
(9)	Represents 13,506,748 ordinary shares issuable upon conversion of the same number of Series A preferred shares and 4,312,823 ordinary shares issuable upon conversion of the same number of Series B preferred shares held by Gobi Fund II, L.P. The general partner of Gobi Fund II, L.P. is Gobi Ventures, Inc., which is beneficially owned by Wai Kit Lau and Chuan Chung Wang. The business address of Gobi Fund II, L.P. is Building 7, Innovation Park, 399 Keyuan Road, Shanghai 201203, PRC.
(10)	Represents 14,323,364 ordinary shares issuable upon conversion of the same number of Series C preferred shares held by Sequoia Capital 2010 CV Holdco, Ltd. The shareholders of Sequoia Capital 2010 CV Holdco, Ltd. are Sequoia Capital China Venture 2010 Fund L.P., Sequoia Capital China Venture 2010 Partners Fund L.P. and Sequoia Capital China Venture 2010 Principals Fund L.P., which we collectively refer to as SCC 2010 Venture Funds. The SCC 2010 Venture Funds’ general partner is SC China Venture 2010 Management, L.P. The general partner of SC China Venture 2010 Management, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. The business address of Sequoia Capital 2010 CV Holdco, Ltd. is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(11)	Represents 10,423,503 ordinary shares held by Dragon Rabbit Capital Limited, a British Virgin Islands company wholly owned by Mr. Dunde Yu. The business address of Dragon Rabbit Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(12)	Represents 6,949,997 ordinary shares held by Verne Capital Limited, a British Virgin Islands company wholly owned by Mr. Haifeng Yan. The business address of Verne Capital Limited is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.
(13)	Represents 5,729,346 ordinary shares issuable upon conversion of the same number of Series C preferred shares held by RS Empowerment, Inc. RS Empowerment, Inc. is wholly owned by Rakuten, Inc., which is listed on the First Section of the Tokyo Stock Exchange. The business address of RS Empowerment, Inc. is 12-3, Higashi Shinagawa 4-chome, Shinagawa-ku, Tokyo, Japan.

As of the date of this prospectus, 2,371,923 of our outstanding ordinary shares and 20,870,353 of our outstanding preferred shares are held by two record holders in the United States. The total number of shares held by the two record holders in the United States represents 21.4% of our total outstanding shares on an as-converted basis. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

PRC law currently limits direct foreign equity ownership of business entities providing value-added telecommunications and travel services. To comply with these foreign ownership restrictions requirements, we conduct our business operations through a series of contractual arrangements with Nanjing Tuniu and Messrs. Dunde Yu, Haifeng Yan, Tong Wang, Jiping Wang, Xin Wen, Yongquan Tan and Haifeng Wang, who hold 17.7%, 11.8%, 10.4%, 6.5%, 1.3%, 1.3% and 51.0% equity interests in Nanjing Tuniu, respectively. Among the shareholders of Nanjing Tuniu, Messrs. Dunde Yu and Haifeng Yan are directors and ultimate shareholders of Tuniu Corporation. Messrs. Tong Wang, Jiping Wang, Xin Wen and Yongquan Tan are ultimate shareholders of Tuniu Corporation. For a description of the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu, see “Corporate History and Structure.” The interests of the shareholders of Nanjing Tuniu may differ from the interests of our company as a whole. These shareholders may breach, or cause Nanjing Tuniu to breach, the existing contractual arrangements we have with them and Nanjing Tuniu, which would have a material and adverse effect on our ability to effectively control Nanjing Tuniu. See “Risk Factors—Risks Related to Our Corporate Structure—The shareholders of Nanjing Tuniu may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Private Placements, Repurchase and Redesignation

See “Description of Share Capital—History of Securities Issuances.”

Investors’ Rights Agreement

See “Description of Share Capital—Investors’ Rights Agreement and Right of First Refusal and Co-Sale Agreement.”

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

2008 Plan

See “Management—2008 Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 126,999,531 ordinary shares with a par value of US$0.0001 each and 82,624,391 preferred shares with a par value of US$0.0001 each, of which 13,506,748 preferred shares are designated as Series A preferred shares, 21,564,115 preferred shares are designated as Series B preferred shares, 25,782,056 preferred shares are designated as Series C preferred shares, and 21,771,472 preferred shares are designated as Series D preferred shares. As of the date of this prospectus, there are 26,000,000 ordinary shares, 13,506,748 Series A preferred shares, 21,564,115 Series B preferred shares, 25,782,056 Series C preferred shares and 21,771,472 Series D preferred shares issued and outstanding.

We plan to adopt an amended and restated memorandum and articles of association, which will become effective and replace the current amended and restated memorandum and articles of association in its entirety immediately prior to completion of this offering. Our post-offering amended and restated memorandum and articles of association will provide that, upon the closing of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital upon completion of the offering will be US$             divided into              Class A ordinary shares of a par value of US$0.0001 each and              Class B ordinary shares of a par value of US$0.0001 each. All outstanding ordinary shares and all outstanding preferred shares will be automatically redesignated or converted into Class B ordinary shares on a one-for-one basis immediately prior to the completion of the offering. Immediately upon the completion of this offering, we will have              Class B ordinary shares outstanding. We will issue              Class A ordinary shares represented by our ADSs in this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. Upon completion of this offering, our authorized share capital is US$             divided into              ordinary shares, with a par value of US$0.0001 each, which will be divided into              Class A ordinary shares with a par value of US$0.0001 each, and              Class B ordinary shares, with a par value of US$0.0001 each. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or              shareholders who together hold not less than     % of the nominal value of the total issued voting shares of our company present in person or by proxy. Each holder of our ordinary shares is entitled to have one vote for each ordinary share registered in his or her name on our register of members.

A quorum required for a meeting of shareholders consists of              shareholders who hold at least of all voting power of our share capital in issue at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than              of the aggregate voting power of our company. Advance notice of at least              calendar days is required for the convening of our annual general meeting and other general meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than              of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the [NASDAQ Global Market/NYSE] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within              after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [NASDAQ Global Market/NYSE], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than              days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least              calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Law and our post-offering amended and restated articles of association permit us to purchase our own shares. In accordance with our post-offering amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

We did not issue any ordinary shares in the past three years.

Preferred Shares

On March 21, 2011, we issued a total of 22,917,383 Series C preferred shares to Sequoia Capital 2010 CV Holdco, Ltd., RS Empowerment, Inc., DCM V, L.P., and DCM Affiliates Fund V, L.P. for an aggregate consideration of US$40.0 million. On the same day, we repurchased 2,864,673 Series A preferred shares from Gobi Fund II, L.P. for an aggregate consideration of US$5.0 million. We canceled such repurchased Series A preferred shares subsequently.

On March 25, 2011, we issued 2,864,673 Series C preferred shares to Highland VIII—LUX(2) S.a.r.l for an aggregate consideration of US$5.0 million.

On August 28, 2013, we noted that we needed to complete certain legal administrative procedures related to canceling the Series A preferred shares that we repurchased in 2011. We decided to fulfill the requirement in conjunction with the issuance of Series D preferred shares through the following transactions entered at the same time and in contemplation of each other: (1) issuance of 15,278,220 Series D preferred shares directly to Esta Investments Pte Ltd.; (2) reissuance of 2,864,673 Series A preferred shares repurchased from Gobi Fund II, L.P. and redesignation of all of such shares into Series D preferred shares on a one-for-one basis; and (3) transfer of these Series D preferred shares by Gobi Fund II, L.P. to Esta Investments Pte Ltd. for US$5.0 million. The net effect as a result of these transactions is that Esta Investments Pte Ltd. purchased a total of 18,142,893 Series D preferred shares for an aggregate price of US$50.0 million. Even though we and Gobi Fund II, L.P. exchanged Series A preferred shares and cash, such exchange was based on terms identical to those from the repurchase in 2011, and neither we nor Gobi Fund II, L.P. gave away or received any additional value in these transactions. The reissuance and redesignation of Series A preferred shares, therefore, is in substance a mechanism to issue

2,864,673 Series D preferred shares to Esta Investments Pte Ltd., and we had accounted for this transaction as such.

On August 28, 2013, we redesignated 3,628,579 Series A preferred shares held by Gobi Fund II, L.P. into Series D preferred shares and Gobi Fund II, L.P. transferred 1,297,765 Series D preferred shares to DCM V, L.P., 31,666 Series D preferred shares to DCM Affiliates Fund V, L.P. and 2,299,148 Series D preferred shares to DCM Hybrid RMB Fund, L.P.

Option Grants

We have granted options to purchase our ordinary shares to certain of our employees.

As of the date of this prospectus, options to purchase 17,613,593 ordinary shares are issued and outstanding, and there are 761,547 ordinary shares available for future issuance upon the exercise of future grants under our 2008 Plan. See “Management—2008 Plan.”

Investors’ Rights Agreement

In connection with our issuance of Series D preferred shares, we and all our shareholders entered into an amended and restated investors’ rights agreement on August 28, 2013.

Registration Rights

Pursuant to our investors’ rights agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. After the earlier of (i) March 21, 2015, and (ii) six months after the effectiveness of the registration statement of which this prospectus forms a part, upon a written request from the holders of at least 30% of the registrable securities, we must file a registration statement covering the offer and sale of the registrable securities held by the requesting shareholders and other holders of registrable securities who choose to participate in the offering. Registrable securities include, among others, our ordinary shares issued or to be issued upon conversion of the preferred shares.

However, we are not obligated to proceed with a demand registration if we have, within the 90-day period preceding the date of such request, already effected a registration under the Securities Act pursuant to the exercise of the holders’ registration rights, unless the registrable securities of the holders were excluded from such registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from the holders of at least 30% of the registrable securities, we must file a registration statement on Form F-3 covering the offer and sale of the registrable securities.

We are not obligated to effect a Form F-3 registration, among other things, if we already effected a registration under the Securities Act pursuant to the exercise of the holders’ demand or piggyback registration rights, unless the registrable securities of the holders were excluded from such registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our ordinary shares on a form that would be suitable for registrable securities, we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Expenses of Registration. We will pay all expenses relating to any demand, Form F-3, or piggyback registration, with certain limited exceptions.

Termination of Obligations. We shall have no obligation to effect any demand, Form F-3, or piggyback registration on the earlier of (a) the date that is five years after completion of this offering, or (b) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any three-month period without registration pursuant to Rule 144 or another similar exemption under the Securities Act.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our post-offering amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Receipts

            , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in             Class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at             .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at www.sec.gov.

Share Dividends and Other Distributions

How will I Receive Dividends and Other Distributions on the Shares Underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•

Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the Depositary Issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR Holders Cancel an ADS and Obtain Deposited Securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I Vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR Holders be able to View Our Reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What Fees and Expenses will I be Responsible for Paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $         for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$ per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$ per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, shall deduct out of such foreign currency the fees and expenses charged by it or its agent so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The Depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the Depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any PRC enterprise income tax owing if SAT Circular 82 or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes or reduced rate of withholding at source.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may The Deposit Agreement be Amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may The Deposit Agreement be Terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all Direct Registration ADRs shall cease to be eligible for the Direct Registration System and shall be considered ADRs issued on the ADR Register and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR Register and (b) provide us with a copy of the ADR Register. Upon receipt of such shares and the ADR Register, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such registered holder’s name and to deliver such Share certificate to the registered holder at the address set forth on the ADR Register. After providing such instruction to the custodian and delivering a copy of the ADR Register to us, the depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs and shall cease to have any obligations under the Deposit Agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on Our Obligations and The Obligations of The Depositary; Limits on Liability to ADR Holders and Holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no such disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                     . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in an ADS about the requirements of Cayman Islands or People’s Republic of China law, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence while it acted as depositary. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, (i) any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States, (ii) the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (iii) the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have          ADSs outstanding, representing              Class A ordinary shares, or approximately     % of our outstanding ordinary shares (assuming the over-allotment option is not exercised). All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the [NASDAQ Global Market/NYSE], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

[We and all directors and officers, and the holders of all of our outstanding ordinary shares and options] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the [NASDAQ Global Market/NYSE], during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent the at the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Travers Thorp Alberga, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jun He Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Tuniu Corporation is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Tuniu Corporation may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Under SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate of less than 12.5% or (2) does not impose tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698. See “Risk Factors—Risk Factors Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United

States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Nanjing Tuniu, our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of consolidated affiliated entities for United States federal income tax purposes, based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if our consolidated affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, a U.S. Holder should expect that any distribution paid on our ADSs or ordinary shares will be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on the [NASDAQ Global Market/NYSE]. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income; and

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year; and

•	will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the [NASDAQ Global Market/NYSE]. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends”, dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and China Renaissance Securities (Hong Kong) Limited are acting as representatives, have severally agreed to purchase, and we [and the selling shareholders] have agreed to sell to them, the number of ADSs indicated in the table below.

Underwriter	Number of ADSs
Morgan Stanley & Co. International plc
Credit Suisse Securities (USA) LLC
China Renaissance Securities (Hong Kong) Limited

Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We [and the selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional ADSs from us [and              additional ADSs from the selling shareholders] at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us [and the selling shareholders]. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by:
Us	US$	US$	US$
[The selling shareholders]	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
[Proceeds, before expenses, to selling shareholders]	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$         million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to US$         million.

[The underwriters have informed us [and the selling shareholders] that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.]

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC. China Renaissance Securities (Hong Kong) Limited is not a broker-dealer registered with the SEC and therefore may not make sales of any of our ADSs in the United States or to U.S. persons. China Renaissance Securities (Hong Kong) Limited has agreed that it does not intend to and will not offer or sell any of our ADSs in the United States or to U.S. persons in connection with this offering.

We have applied for to have our ADSs listed on the [NASDAQ Global Market/NYSE] under the symbol “TOUR.”

We and all directors and officers and the holders of all of our outstanding ordinary shares and options have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, directly or indirectly during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs;

•	establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	publicly disclose the intention to make any offer, sale, pledge, disposition or filing,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of ordinary shares or ADSs to the underwriters in this offering;

•	the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

transactions by any person other than us relating to ordinary shares or ADSs or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under the Securities Act, the Exchange Act and rules and regulation thereunder, is required or voluntarily made in connection with subsequent sales of such ordinary shares or ADSs or other securities acquired in such open market transactions.

The representatives of the underwriters, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In addition, through a letter agreement, we will instruct             , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we otherwise instruct the depositary with the prior written consent of the representatives. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

In order to facilitate this offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in the ADSs for their own account. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, the ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We [, the selling shareholders] and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

[Directed Share Program]

[At our request, the underwriters have reserved [five] percent of the ADSs to be issued by [us] and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. The number ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Canada. [Resale restrictions. The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we [and the selling shareholders] prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the ADSs applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Purchasers. By purchasing the ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us [, the selling shareholders] and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the ADSs to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information are available on request.

Rights of Action—Ontario Purchasers Only. Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ADSs, for rescission against us [and the selling shareholders] in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us [or the selling shareholders]. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we [and the selling shareholders] will have no liability. In the case of an action for damages, we [and the selling shareholders] will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.]

Enforcement of Legal Rights. All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment. Canadian purchasers of the ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of the ADSs to be offered so as to enable an investor to decide to purchase any of the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

United Arab Emirates and Dubai International Financial Centre. This offering of the ADSs has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), the Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, respectively, or otherwise.

The ADSs may not be offered to the public in the UAE and/or any of the free zones. The ADSs may be offered and this prospectus may be issued, only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

Japan. The underwriters will not offer or sell any of the ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong. The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore. This prospectus or any other offering material relating to the ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of

Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of the ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we [and the selling shareholders] expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [NASDAQ Global Market/NYSE] listing fee, all amounts are estimates.

SEC registration fee	US$
[NASDAQ Global Market/NYSE] listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Travers Thorp Alberga. Legal matters as to PRC law will be passed upon for us by Jun He Law Offices and for the underwriters by Fangda Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Travers Thorp Alberga with respect to matters governed by Cayman Islands law and Jun He Law Offices with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2011 and 2012 and for each of the two years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The office of PricewaterhouseCoopers Zhong Tian LLP is located at 11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tuniu Corporation:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows present fairly, in all material respects, the financial position of Tuniu Corporation and its subsidiaries (collectively, the “Group”) at December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 6, 2014

TUNIU CORPORATION

CONSOLIDATED BALANCE SHEETS

As of December 31, 2011, 2012 and 2013

(RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2011	2012	2013		2013
	RMB	RMB	RMB	US$(Note 2(c))	RMB (Pro forma)	US$(Note 2(c)) (Pro forma)
					(Note 14)
ASSETS
Current assets:
Cash and cash equivalents	332,100,808	299,237,536	419,402,835	69,280,413
Restricted cash	11,530,000	6,875,000	9,250,000	1,527,991
Short-term investments	—	30,000,000	327,000,000	54,016,552
Accounts receivable, net	1,652,272	6,225,448	1,651,087	272,740
Prepayments and other current assets	56,634,565	127,049,842	286,560,247	47,336,381

Total current assets	401,917,645	469,387,826	1,043,864,169	172,434,077

Non-current assets:
Property and equipment, net	21,381,878	28,782,865	24,851,303	4,105,143
Other non-current assets	4,466,959	4,667,734	6,657,304	1,099,708

Total non-current assets	25,848,837	33,450,599	31,508,607	5,204,851

Total assets	427,766,482	502,838,425	1,075,372,776	177,638,928

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities (including current liabilities of the Affiliated Entities without recourse to the Company amounting to RMB 243,993,015, RMB 416,162,164 and RMB 753,432,666 (US$124,458,208), as of December 31, 2011, 2012 and 2013, respectively):

Accounts payable	55,821,997	127,240,021	288,964,931	47,733,606
Salary and welfare payable	22,019,205	29,236,368	47,388,096	7,827,956
Taxes payable	822,067	598,831	1,323,961	218,703
Advances from customers	157,918,781	244,213,612	396,737,968	65,536,443
Accrued expenses and other current liabilities	12,148,180	20,934,476	29,732,090	4,911,391

Total current liabilities	248,730,230	422,223,308	764,147,046	126,228,099

Non-current liabilities:	2,207,777	11,038,886	19,870,002	3,282,291

Total liabilities	250,938,007	433,262,194	784,017,048	129,510,390

Commitments and contingencies (Notes 13)

Mezzanine equity:
Series A Convertible Preferred Shares (US$0.0001 par value; 20,000,000 shares authorized, 17,135,327 shares issued and outstanding as of December 31, 2011 and 2012; 13,506,748 shares issued and outstanding as of December 31, 2013, and nil outstanding on a pro forma basis as of December 31, 2013)	11,598,043	11,598,043	9,360,443	1,546,235
Series B Convertible Preferred Shares (US$0.0001 par value; 21,564,115 shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, and nil outstanding on a pro forma basis as of December 31, 2013)	48,890,116	48,890,116	48,890,116	8,076,072
Series C Convertible Preferred Shares (US$0.0001 par value; 25,782,056 shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, and nil outstanding on a pro forma basis as of December 31, 2013)	290,255,691	290,255,691	290,255,691	47,946,824
Series D Convertible Preferred Shares (US$0.0001 par value; nil as of December 31, 2011 and 2012; 21,771,472 shares authorized, issued and outstanding as of December 31, 2013, and nil outstanding on a pro forma basis as of December 31, 2013)	—	—	367,934,993	60,778,531

Total mezzanine equity	350,743,850	350,743,850	716,441,243	118,347,662

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 80,435,885 shares as of December 31, 2011 and 2012, 126,999,531 shares as of December 31, 2013 authorized, 26,000,000 shares issued and outstanding as of December 31, 2011, 2012 and 2013; nil Class A ordinary shares and 108,624,391 Class B ordinary shares issued and outstanding on a pro forma basis as of December 31, 2013)	17,757	17,757	17,757	2,933	68,323	11,286
Additional paid-in capital	200,000	200,000	200,000	33,038	729,944,859	120,578,301
Accumulated other comprehensive loss	(14,803,532)	(14,865,853)	(19,723,270)	(3,258,052)	(19,723,270)	(3,258,052)
Accumulated deficit	(159,329,600)	(266,519,523)	(405,580,002)	(66,997,043)	(418,934,184)	(69,202,997)

Total shareholders’ deficit	(173,915,375)	(281,167,619)	(425,085,515)	(70,219,124)	291,355,728	48,128,538

Total liabilities, mezzanine equity and shareholders’ deficit	427,766,482	502,838,425	1,075,372,776	177,638,928

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2011, 2012 and 2013

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$(Note 2(c))
Revenues:
Organized tours	751,387,580	1,075,094,044	1,892,826,128	312,672,602
Self-guided tours	17,558,835	32,359,164	48,900,513	8,077,789
Others	2,666,843	12,874,316	20,744,092	3,426,680

Total revenues	771,613,258	1,120,327,524	1,962,470,733	324,177,071
Less: Business and related taxes	(6,070,523)	(7,446,944)	(12,783,319)	(2,111,654)

Net revenues	765,542,735	1,112,880,580	1,949,687,414	322,065,417
Cost of revenues	(741,715,590)	(1,073,731,629)	(1,829,665,386)	(302,239,190)

Gross profit	23,827,145	39,148,951	120,022,028	19,826,227

Operating expenses:
Research and product development	(21,386,118)	(33,369,749)	(38,994,362)	(6,441,410)
Sales and marketing	(50,588,880)	(57,993,819)	(110,070,612)	(18,182,370)
General and administrative	(53,877,340)	(62,005,515)	(69,678,933)	(11,510,140)
Other operating income	1,651,063	773,727	1,688,560	278,930

Total operating expenses	(124,201,275)	(152,595,356)	(217,055,347)	(35,854,990)

Loss from operations	(100,374,130)	(113,446,405)	(97,033,319)	(16,028,763)

Other income/(expenses):
Interest income	2,287,309	7,431,724	16,163,339	2,669,995
Foreign exchange related gains / (losses), net	6,529,319	(740,678)	1,286,468	212,509
Other loss, net	(392,362)	(356,674)	(48,567)	(8,023)

Loss before provision for income taxes	(91,949,864)	(107,112,033)	(79,632,079)	(13,154,282)
Provision for income taxes	—	(77,890)	—	—

Net loss	(91,949,864)	(107,189,923)	(79,632,079)	(13,154,282)

Deemed dividends to preferred shareholders	(30,929,261)	—	(59,428,400)	(9,816,872)
Net loss attributable to ordinary shareholders	(122,879,125)	(107,189,923)	(139,060,479)	(22,971,154)

Net loss	(91,949,864)	(107,189,923)	(79,632,079)	(13,154,282)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(13,964,749)	(62,321)	(4,857,417)	(802,388)

Comprehensive loss	(105,914,613)	(107,252,244)	(84,489,496)	(13,956,670)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders—basic and diluted	(4.73)	(4.12)	(5.35)	(0.88)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	26,000,000	26,000,000	26,000,000	26,000,000

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Years Ended December 31, 2011, 2012 and 2013

(RMB, except share data and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ deficit
	Shares	Amount
Balance as of January 1, 2011	26,000,000	17,757	200,000	(838,783)	(36,450,475)	(37,071,501)

Foreign currency translation adjustments	—	—	—	(13,964,749)	—	(13,964,749)
Deemed dividends from repurchase of Series A Convertible Preferred Shares	—	—	—	—	(30,929,261)	(30,929,261)
Net loss	—	—	—	—	(91,949,864)	(91,949,864)

Balance as of December 31, 2011	26,000,000	17,757	200,000	(14,803,532)	(159,329,600)	(173,915,375)

Foreign currency translation adjustments	—	—	—	(62,321)	—	(62,321)
Net loss	—	—	—	—	(107,189,923)	(107,189,923)

Balance as of December 31, 2012	26,000,000	17,757	200,000	(14,865,853)	(266,519,523)	(281,167,619)

Foreign currency translation adjustments	—	—	—	(4,857,417)	—	(4,857,417)
Deemed dividends from redesignation of Series A Convertible Preferred Shares	—	—	—	—	(59,428,400)	(59,428,400)
Net loss	—	—	—	—	(79,632,079)	(79,632,079)

Balance as of December 31, 2013	26,000,000	17,757	200,000	(19,723,270)	(405,580,002)	(425,085,515)

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011, 2012 and 2013

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$(Note 2(c))
Cash flows from operating activities:
Net loss	(91,949,864)	(107,189,923)	(79,632,079)	(13,154,282)
Adjustments for:
Depreciation of property and equipment	6,143,276	10,111,622	8,764,423	1,447,780
Amortization of intangible assets	599,531	609,756	481,638	79,561
Foreign exchange (gain)/loss	(6,529,319)	740,678	(1,286,468)	(212,509)
Loss from disposal of property and equipment	622	356,341	113,968	18,826
Changes in assets and liabilities:
Accounts receivable	(1,277,211)	(4,573,176)	4,574,361	755,631
Prepayments and other current assets	(35,344,922)	(70,415,277)	(159,510,405)	(26,349,242)
Other non-current assets	(852,572)	(810,531)	(331,200)	(54,710)
Accounts payable	38,069,659	74,989,927	161,608,152	26,695,765
Taxes payable	401,907	(249,538)	725,130	119,783
Advances from customers	118,482,496	86,294,831	152,524,356	25,195,229
Accrued expenses and other liabilities	8,526,059	24,798,548	28,704,374	4,741,625

Net cash provided by operating activities	36,269,662	14,663,258	116,736,250	19,283,457

Cash flows from investing activities:
Purchase of short-term investments	—	(224,000,000)	(451,800,000)	(74,632,043)
Proceeds from maturity of short-term investments	—	194,000,000	154,800,000	25,571,138
Changes in restricted cash	(5,280,000)	4,655,000	(2,375,000)	(392,322)
Purchase of property and equipment and intangible assets	(15,405,834)	(21,440,852)	(4,842,892)	(799,991)

Net cash used in investing activities	(20,685,834)	(46,785,852)	(304,217,892)	(50,253,218)

Cash flows from financing activities:
Repurchase of Series A Convertible Preferred Shares	(32,809,002)	—	—	—
Proceeds from issuance of Series C Convertible Preferred Shares, net of issuance costs	290,255,691	—	—	—
Proceeds from issuance of Series D Convertible Preferred Shares, net of issuance costs	—	—	306,360,473	50,607,145

Net cash provided by financing activities	257,446,689	—	306,360,473	50,607,145

Effect of exchange rate changes on cash and cash equivalents	6,529,319	(740,678)	1,286,468	212,509

Net increase/(decrease) in cash and cash equivalents	279,559,836	(32,863,272)	120,165,299	19,849,893
Cash and cash equivalents, beginning of year	52,540,972	332,100,808	299,237,536	49,430,520

Cash and cash equivalents, end of year	332,100,808	299,237,536	419,402,835	69,280,413

Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property and equipment	4,274,403	(3,571,903)	116,758	19,287

Supplemental disclosure of non-cash financing activities:
Deemed dividends to preferred shareholders	—	—	59,428,400	9,816,872

The accompanying notes are an integral part of these consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities

Tuniu Corporation (the “Company”), an exempted company with limited liability incorporated in the Cayman Islands, (i) its various equity-owned consolidated subsidiaries, (ii) its controlled affiliate Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu” or simply “VIE”), and (iii) the subsidiaries of its controlled affiliate are collectively referred to as the “Group”. The Group’s principal activity is the provision of travel-related services in the People’s Republic of China (“PRC”), primarily through Nanjing Tuniu and the subsidiaries thereof. Nanjing Tuniu and its wholly-owned subsidiaries are collectively referred to as the “Affiliated Entities”.

As of December 31, 2013, the Company’s principal subsidiaries and consolidated Affiliated Entities are as follows:

Name of subsidiaries and VIE	Date of establishment/acquisition	Place of incorporation	Percentage of direct or indirect economic ownership

Wholly owned subsidiaries of the Company:
Tuniu (HK) Limited	Established on May 20, 2011	Hong Kong	100%
Tuniu (Nanjing) Information Technology Co., Ltd.	Established on August 24, 2011	PRC	100%
Beijing Tuniu Technology Co., Ltd. (“Beijing Tuniu”)	Established on September 8, 2008	PRC	100%

Variable Interest Entity (“VIE”)
Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu”)	Established on December 18, 2006	PRC	100%

Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)
Shanghai Tuniu International Travel Service Co., Ltd.	Acquired on August 22, 2008	PRC	100%
Nanjing Tuniu International Travel Service Co., Ltd.	Acquired on December 22, 2008	PRC	100%
Beijing Tuniu International Travel Service Co., Ltd.	Acquired on November 18, 2009	PRC	100%
Nanjing Tuzhilv Tickets Sales Co., Ltd.	Established on April 19, 2011	PRC	100%

History of the Group and Basis of Presentation

The Group commenced operations through Nanjing Tuniu, a PRC company formed in December 2006, which has become its consolidated affiliated entity through the contractual agreements described below.

Nanjing Tuniu was the predecessor of the Group and operated substantially all of the businesses of the Group prior to September 17, 2008. It is wholly owned by Dunde Yu, the Company’s Chief Executive Officer, Haifeng Yan, the Company’s Chief Operating Officer, and several other PRC citizens.

In order to facilitate international financing, Tuniu Corporation was incorporated in the Cayman Islands as an exempted company with limited liability in June 2008, and Beijing Tuniu Technology Co., Ltd, or “Beijing Tuniu”, a wholly foreign owned enterprise, was established in September 2008.

To comply with PRC laws and regulations that limit direct foreign equity ownership of business entities providing value-added telecommunications services and companies involved in internet content, the Company

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities (Continued)

operates its business mainly through Nanjing Tuniu and its subsidiaries. On September 17, 2008, Beijing Tuniu entered into a series of agreements with Nanjing Tuniu and its shareholders. Pursuant to these agreements, Beijing Tuniu has the ability to direct substantially all the activities of Nanjing Tuniu, and absorb substantially all of the risks and rewards of the Affiliated Entities. As a result, the Company is the primary beneficiary of Nanjing Tuniu, and has consolidated the Affiliated Entities.

There are no other entities where the Company has a variable interest but is not the primary beneficiary.

Contractual arrangements

On September 17, 2008, Beijing Tuniu entered into a series of contractual agreements with Nanjing Tuniu and its shareholders. The following is a summary of the agreements which allow the Company to exercise effective control over Nanjing Tuniu:

(1) Purchase Option Agreement. Under the purchase option agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, Beijing Tuniu has the irrevocable exclusive right to purchase, or have its designated person or persons to purchase all or part of the shareholders’ equity interests in Nanjing Tuniu at RMB 1,800,000. The option term remains valid for a period of 10 years and can be extended indefinitely at Beijing Tuniu’s discretion. The purchase consideration was paid by Beijing Tuniu to the shareholders of Nanjing Tuniu shortly after the purchase option agreement was entered. On January 24, 2014, the Company amended and restated the purchase option agreement, and the effective term of the purchase option agreement has been changed to until all equity interests held in Nanjing Tuniu are transferred or assigned to Beijing Tuniu or its designated person or persons.

(2) Equity Interest Pledge Agreement. Under the equity interest pledge agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, the shareholders pledged all of their equity interests in Nanjing Tuniu to guarantee their performance of their obligations under the purchase option agreement. If the shareholders of Nanjing Tuniu breach their contractual obligations under the purchase option agreement, Beijing Tuniu, as the pledgee, will have the right to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity to any person pursuant to the PRC law. The shareholders of Nanjing Tuniu agreed that they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the equity pledge period, Beijing Tuniu is entitled to all dividends and other distributions made by Nanjing Tuniu. The equity interest pledge became effective on the date when the equity interest pledge was registered with the relevant local administration for industry and commerce, and remains effective until the shareholders of Nanjing Tuniu discharge all their obligations under the purchase option agreement, or Beijing Tuniu enforces the equity interest pledge, whichever is earlier.

(3) Shareholders’ Voting Rights Agreement. Under the shareholders’ voting rights agreement entered between Beijing Tuniu and the shareholders of Nanjing Tuniu on September 17, 2008, each of the shareholders of Nanjing Tuniu appointed Beijing Tuniu’s designated person as their attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu, including attending shareholders’ meetings, voting on all matters of Nanjing Tuniu, nominating and appointing directors, convene extraordinary shareholders’ meetings, and other voting rights pursuant to the then effective articles of association. The shareholders’ voting rights agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing or cease to be shareholders of Nanjing Tuniu.

(4) Irrevocable Powers of Attorney. Under the powers of attorney issued by the shareholders of Nanjing Tuniu on September 17, 2008, the shareholders of Nanjing Tuniu each irrevocably appointed Mr. Tao

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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1. Organization and Principal Activities (Continued)

Jiang, a person designated by Beijing Tuniu, as the attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu. Each power of attorney will remain in force until the shareholders’ voting rights agreement expires or is terminated. On January 24, 2014, the shareholders of Nanjing Tuniu issued powers of attorney to irrevocably appoint Beijing Tuniu as the attorney-in-fact to exercise all of their voting and related rights with respect to their equity interests in Nanjing Tuniu. These powers of attorney replaced the powers of attorney previously granted to Mr. Tao Jiang on September 17, 2008.

(5) Cooperation Agreement. Under the cooperation agreement entered between Beijing Tuniu and Nanjing Tuniu, Beijing Tuniu has the exclusive right to provide Nanjing Tuniu technology consulting and services related to Nanjing Tuniu’s operations, which require certain licenses. Beijing Tuniu owns the exclusive intellectual property rights created as a result of the performance of this agreement. Nanjing Tuniu agrees to pay Beijing Tuniu a monthly service fee for services performed, and the monthly service fee shall not be lower than 100% of Nanjing Tuniu’s profits generated from such cooperation, which equal revenues generated from such cooperation, after deducting the expenses it incurred. This agreement remains effective for an unlimited term, unless the parties mutually agree to terminate the agreement, one of the parties is declared bankrupt or Beijing Tuniu is not able to provide consulting and services as agreed for more than three consecutive years because of force majeure. On January 24, 2014, the Company amended and restated the Cooperation Agreement. In the amended and restated agreement, the service fee has been changed to a quarterly payment which equals the profits of each of Nanjing Tuniu and its subsidiaries, and that Beijing Tuniu can adjust the service fee at its own discretion. Also in the amended and restated Cooperation Agreement, Beijing Tuniu has the unilateral right to terminate the agreement.

In year ended December 31, 2013, the Company received service fees of RMB 22,586,880 from its consolidated affiliated entities.

Risks in relation to the VIE structure

As of December 31, 2013, the aggregate accumulated deficit of the Affiliated Entities was RMB 168 million prior to intercompany elimination.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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1. Organization and Principal Activities (Continued)

The following financial statement amounts and balances of the Affiliated Entities were included in the accompanying consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$ (Note 2(c))
ASSETS
Current assets:
Cash and cash equivalents	57,482,419	120,851,165	80,941,498	13,370,583
Restricted cash	11,530,000	6,875,000	9,250,000	1,527,991
Short-term investments	—	30,000,000	227,000,000	37,497,729
Accounts receivable, net	1,652,272	6,225,448	1,651,087	272,740
Intercompany receivable	19,325,006	17,736,013	13,746,342	2,270,734
Prepayments and other current assets	54,503,729	126,132,474	282,575,230	46,678,103

Total current assets	144,493,426	307,820,100	615,164,157	101,617,880

Non-current assets:
Property and equipment, net	11,498,577	9,281,984	6,022,935	994,918
Other non-current assets	3,687,418	2,752,605	3,432,475	567,004

Total non-current assets	15,185,995	12,034,589	9,455,410	1,561,922

Total assets	159,679,421	319,854,689	624,619,567	103,179,802

LIABILITIES
Current liabilities:
Accounts payable	51,544,594	124,240,607	288,379,189	47,636,848
Salary and welfare payable	20,412,380	26,640,611	43,247,478	7,143,974
Taxes payable	761,323	362,304	979,842	161,858
Advances from customers	157,918,781	244,213,612	396,737,968	65,536,443
Intercompany payable	—	30,587,682	37,678,689	6,224,076
Accrued expenses and other current liabilities	13,355,937	20,705,030	24,088,189	3,979,085

Total current liabilities	243,993,015	446,749,846	791,111,355	130,682,284

Total liabilities	243,993,015	446,749,846	791,111,355	130,682,284

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$ (Note 2(c))
Net revenues	765,542,735	1,115,480,429	1,937,485,065	320,049,732
Net loss	(66,004,324)	(42,581,564)	(39,596,629)	(6,540,897)
Net cash provided by operating activities	56,485,255	92,391,338	161,148,389	26,619,817
Net cash used in investing activities	(8,681,700)	(29,022,592)	(201,058,056)	(33,212,425)
Net cash provided by financing activities	—	—	—	—

There were no pledges or collateralization of the Affiliated Entities’ assets. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Affiliated Entities. As the Company is conducting its business mainly through the Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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1. Organization and Principal Activities (Continued)

Under the contractual arrangements with Nanjing Tuniu and through its equity interest in its subsidiaries, the Group has the power to direct the activities of the Affiliated Entities and direct the transfer of assets out of the Affiliated Entities. Therefore, the Group considers that there are no assets of the Affiliated Entities that can be used only to settle their obligations. As the consolidated Affiliated Entities are each incorporated as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all of the liabilities of the consolidated Affiliated Entities.

The Group believes that each of the agreements and the powers of attorney under the contractual arrangements among Beijing Tuniu, Nanjing Tuniu and its shareholders is valid, binding and enforceable, and does not and will not result in any violation of PRC laws or regulations currently in effect. The legal opinion of Jun He Law Offices, the Company’s PRC legal counsel, also supports this conclusion. The shareholders of Nanjing Tuniu are also shareholders, nominees of shareholders, or designated representatives of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of Nanjing Tuniu were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control Nanjing Tuniu also depends on the power of attorney Beijing Tuniu has to vote on all matters requiring shareholder approval in Nanjing Tuniu. As noted above, the Company believes this power of attorney is legally enforceable but it may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	levying fines or confiscate the Group’s income

•	revoke the Group’s business or operating licenses;

•	require the Group to discontinue, restrict or restructure its operations;

•	shut down the Group’s servers or block the Group’s websites and mobile platform;

•	restrict or prohibit the use of the Group’s financing proceeds to finance its business and operations in China; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties may cause the Group to lose the right to direct the activities of Nanjing Tuniu (through its equity interest in its subsidiaries) or the right to receive economic benefits from the Affiliated Entities. Therefore, a risk exists in that the Group would no longer be able to consolidate Nanjing Tuniu and its subsidiaries. Management believes the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIE is remote.

Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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1. Organization and Principal Activities (Continued)

Group incurred net losses of approximately RMB 92 million, RMB 107 million and RMB 80 million in the years ended December 31, 2011, 2012 and 2013, respectively. Net cash provided by operating activities was approximately RMB 36 million, RMB 15 million and RMB 117 million for the years ended December 31, 2011, 2012 and 2013, respectively. Accumulated deficit was RMB 159 million, RMB 267 million and RMB 406 million as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the Group had net current assets and management believes that the Group’s available cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

2. Principal Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the Affiliated Entities for which the Company is the primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. All significant transactions and balances among the Company, its equity-owned subsidiaries, and the VIE and subsidiaries thereof have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include revenue recognition, estimating useful lives and impairment for property and equipment, losses due to committed tour reservations, the valuation allowance for deferred tax assets, the determination of uncertain tax positions, the valuation of share-based compensation arrangements, and provision for employee benefits.

(c) Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Principal Accounting Policies (Continued)

and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as foreign exchange related gains / loss.

Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statement of changes in shareholders’ deficit.

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB 6.0537 on December 31, 2013, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2013, or at any other rate.

(d) Fair Value Measurement

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. A three-tier value hierarchy prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices for identical assets or liabilities in active markets

Level 2—Inputs other than the quoted prices in active markets observable either directly or indirectly

Level 3—Unobservable inputs which are supported by little or no market data

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, advances from customers, and certain accrued liabilities and other current liabilities. The carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Principal Accounting Policies (Continued)

(e) Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2011, 2012 and 2013:

	RMB			RMB equivalent (US$)			RMB Equivalent (HK$)			Total in RMB
	Overseas	China		Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2011	244,701,011	62,418	57,482,419	27,915,659	1,779,993	—	159,308	—	—	332,100,808
December 31, 2012	97,585,402	32,339,883	120,851,165	28,811,594	19,565,704	—	83,788	—	—	299,237,536
December 31, 2013	294,051,240	14,280,676	80,573,735	29,047,618	953,126	367,763	128,677	—	—	419,402,835

(f) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash arises from cash deposits required by tourism administration departments as a pledge to secure travelers’ rights and interests.

(g) Short-term Investments

Short-term investments are comprised of investments in financial products issued by banks or other financial institutions, which contain a fixed or variable interest rate. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. The Company classifies these investments as held-to-maturity as it has both the positive intent and ability to hold them until maturity. These investments are classified as short-term investments based on the contractual maturity date.

(h) Accounts Receivable

As almost all customers pay for travel services prior to tour commencements, the Company’s accounts receivable balance include only receivables from banks, other financial institutions, and insurance companies. The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. The Company estimates the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, payment patterns, counterparties’ credit worthiness and financial conditions, and industry trend analysis. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. No allowance for doubtful accounts was provided as of December 31, 2011, 2012 and 2013 as the Company believes that it is probable the accounts receivable will be fully collected. Historically, the Company has had no write-offs of accounts receivable balances.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Principal Accounting Policies (Continued)

(i) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful life
Computers and equipment	3 years
Furniture and fixtures	3 - 5 years
Software	5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset 1 – 9 years

Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(j) Capitalized Software Development Cost

The Company has capitalized certain costs related to internally developed software used for supplier management and customer purchase interface in accordance with ASC 350-40, Internal-Use Software, which requires the capitalization of costs relating to certain activities of developing internal-use software that occur during the application development stage. Capitalized internal-use software costs are stated at cost less accumulated amortization and the amount is included in “property and equipment, net” on the consolidated balance sheets, with an estimated useful life of five years. Software development cost capitalized amounted to RMB 980,187 for the year ended December 31, 2013. No such costs were capitalized in 2011 and 2012 as the amounts that met the capitalization criteria were insignificant. Costs capitalized mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software projects during the application development stage. The amortization expense for capitalized software costs amounted to RMB 73,833 for the year ended December 31, 2013. The unamortized amount of capitalized internal use software development costs was RMB 906,354 as of December 31, 2013.

(k) Intangible Assets

Intangible assets with definite lives are recorded at carrying value, which represents original cost less accumulated amortization, and are recorded in “other non-current assets” on the consolidated balance sheets. The Group evaluates intangible assets for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset or a group of an asset may not be recoverable. When impairment indicators exist, the Group performs an assessment to determine if the intangible asset has been impaired and to what extent. The assessment is conducted by first estimating the undiscounted future cash flows to be generated from the use and eventual disposition of the intangible asset (or asset group) and comparing this amount with the carrying value. If the undiscounted cash flows are less than the carrying amount, impairment is indicated, and future cash flows are discounted at an appropriate rate and compared to the carrying amounts to determine the amount of the impairment. No impairment charges were recognized for all periods presented.

(l) Advances from Customers

Customers pay in advance to purchase travel services. Cash proceeds received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Principal Accounting Policies (Continued)

(m) Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays or requires fixed escalations of the minimum lease payments, the Group records the total rental expense on a straight-line basis over the lease term and the difference between the straight-line rental expense and cash payment under the lease is recorded as deferred rent liabilities. As of December 31, 2011, 2012 and 2013 deferred rent liabilities of RMB 2,207,777, RMB 11,038,886 and RMB 19,870,002, respectively, were recorded as non-current liabilities on the consolidated balance sheets.

(n) Revenue Recognition

The Group’s revenue is primarily derived from sales of organized tours and self-guided tours. The Group’s service portfolio consists of organized tours and self-guided tours, as well as tickets for overseas and domestic tourist attractions. Revenue is recognized in accordance with ASC 605, Revenue Recognition, when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, service has been provided, and collectability is reasonably assured.

Organized tours: Revenue from organized tours is recognized on a gross basis, as the Group is the primary obligor in the arrangement and bears the risks and rewards, including the customer’s acceptance of services delivered. Such commitments are made in the contract the Group enters with its customers. Even though the Group does not generally assume inventory risk of purchasing travel services before customers place an order, the Group is the party retained by and paid by its customers, and the Group is responsible for (and solely authorized to) refunding customers their payments in situations of customer disputes. Further, the Group independently selects travel service suppliers, and determines the prices charged to customers and paid to its travel suppliers. Revenue from organized tours is recognized when the tours end as service rendering is only considered completed upon conclusion of the entire organized tour.

Self-guided tours: Revenue from self-guided tours is recognized on a net basis, representing the difference between what the Group receives from its customers and the amounts due to its travel suppliers. In the self-guided tour arrangements, the Group generally does not assume inventory risk, has limited involvement in determining the service, and provides limited additional services to customers. Suppliers are responsible for all aspects of providing the air transportation and hotel accommodation. As such, the Group concludes that it is an agent for the travel service providers in these transactions and revenues are reported on a net basis. Revenue from self-guided tours is recognized when the tours end as commissions are not earned until this time according to the contractual arrangements the Group entered into with its travel suppliers.

Other revenues: Other revenues comprise primarily tour attraction tickets, service fee received from insurance companies and visa processing services. The Group generally earns a commission or service fee from suppliers and revenue recognized represents the commissions earned from these transactions on a net basis. In addition, the Group provides advertising services to domestic and foreign tourism boards and bureaus on its online platform. Revenue is recognized when tickets are issued or when services are rendered.

The Company does not recognize revenue if customer refunds are warranted due to customer satisfaction issues or other reasons, which is generally known at the end of each tour when revenues are recognized. In the event of tour cancellation by customers, the liability associated with prepayments received from customers remains on the Group’s consolidated balance sheets until refunds are issued.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Principal Accounting Policies (Continued)

Customer incentives

From time to time customers are offered coupons, travel vouchers, membership points, or cash rewards as customer incentives. The Group accounts for these customer incentives in accordance with ASC 605-50, Customer Payments and Incentives. For coupons and travel vouchers offered where prior purchase is not required, the Group accounts for them as a reduction of revenue when revenue is recognized. The Group assessed coupons and vouchers offered to customers as part of a current purchase that give customers a right, but do not obligate customers to make future purchases, and concluded the discounts offered are insignificant; as such, no deferral of revenue is considered necessary.

For membership points earned by customers as part of the customer reward program which provides travel awards upon point redemption, the Group estimates the incremental costs associated with the Group’s future obligation to its customer, and records them as sales and marketing expense in the consolidated statements of comprehensive loss. Unredeemed membership points are recorded in other current liabilities in the consolidated balance sheets. Cash rewards earned by customers are recorded as a reduction to revenue, with corresponding unclaimed amount recorded in other current liabilities. The Company adjusts the liability when the membership points and cash rewards remain unclaimed upon program expiration, which is typically two years from the day the membership points and cash rewards are awarded. As of December 31, 2012 and 2013, liabilities recorded related to membership points and cash rewards are RMB 1,062,173 and RMB 5,760,470, respectively. There was no such customer incentive program in 2011.

Business and related taxes

The Group is subject to business and related taxes on services provided in the PRC. The applicable business tax rate is 5%. In the accompanying consolidated statements of comprehensive loss, business and related taxes are deducted from gross revenues to arrive at net revenues.

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the first city to carry out a pilot program of tax reform. Effective January 1, 2012, any entity that carries out selected modern services in Shanghai is required to pay value-added tax (“VAT”) instead of business tax. Beijing Tuniu, Nanjing Tuniu and Tuniu (Nanjing) Information Technology Co., Ltd. have been subject to VAT at a rate of 6% and has since stopped paying the 5% business tax from the respective effective dates of the tax reform.

(o) Cost of Revenues

Cost of revenues mainly consists of costs to suppliers of organized tours, and salaries and other compensation-related expenses related to the Group’s tour advisors, customer services representatives, and other personnel related to tour transactions.

Committed tour reservations

In order to secure availabilities of organized tours and self-guided tours during peak seasons such as holiday periods, the Group may enter into certain contractual commitments with suppliers to reserve tours for selected destinations. The Group is required to pay a deposit to ensure tour availabilities, and such prepayment is record in prepayments and other current assets on the consolidated balance sheets. Some of these contractual commitments are non-cancellable, and to the extent the reserved tours are not sold to customers, the Group would be liable to pay suppliers a pre-defined or negotiated penalty, thereby assuming inventory risks. Management estimates losses of the committed tour reservations on a periodic basis based on contractual terms and historical experience, and record such losses in the period the loss is considered probable. For the years ended December 31, 2011, 2012 and 2013, losses recorded in “cost of revenues” in the consolidated statements of comprehensive loss amounted to RMB 423,015, RMB 1,567,087 and RMB 6,681,730, respectively.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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2. Principal Accounting Policies (Continued)

(p) Sales and Marketing Expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and other compensation-related expenses to the Group’s sales and marketing personnel and office rental, depreciation and other related expenses related to the Group’s sales and marketing team. Advertising expense, amounting to RMB 46,066,733, RMB 52,112,680 and RMB 103,142,138 for the years ended December 31, 2011, 2012 and 2013 respectively, were charged to the consolidated statements of comprehensive loss as incurred.

(q) Research and Product Development Expenses

Research and product development expenses include salaries and other compensation-related expenses to the Group’s research and product development personnel, as well as office rental, depreciation and related expenses and travel-related expenses for the Group’s research and product development team. The Group recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with repair or maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development. See 2(j) Capitalized software development cost for additional information.

(r) General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other compensation-related expenses to the Group’s administrative personnel, office rental, depreciation and related expenses and travel-related expenses for the Group’s administrative team and professional services fees.

(s) Share-based Compensation

The Company accounts for share options granted to employees in accordance with ASC 718, Stock Compensation. The Company’s 2008 Incentive Compensation Plan allows the plan administrator to grant options and restricted shares to the Company’s employees, directors, and consultants. The plan administrator is the Company’s board of directors or a committee appointed and determined by the board. The board may also authorize one or more officers of the Company to grant awards under the plan. In accordance with the guidance, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binominal option pricing model. Share-based compensation is recorded net of an estimated forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Under the 2008 Incentive Compensation Plan, options granted to employees vest upon satisfaction of a service condition, which is generally satisfied over four years. Additionally, the incentive plan provides an exercisability clause where employees can only exercise vested options upon the occurrence of the following events: (i) after the Company’s ordinary shares has become a listed security, (ii) in connection with or after a triggering event (defined as a sale, transfer, or disposition of all or substantially all of the Company’s assets, or a

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies (Continued)

merger, consolidation, or other business combination transaction), or (iii) if the optionee obtains all necessary governmental approvals and consents required. Options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event, which substantially creates a performance condition. As of December 31, 2013, the Company had not recognized any share-based compensation expense for options granted, because an exercisable event as described above had not occurred, and the optionee obtaining all necessary governmental approvals and consents are considered improbable under the current PRC regulatory rules. The satisfaction of the performance condition becomes probable upon completion of the Company’s initial public offering for options granted for which the service condition has been satisfied as of such date, the Company will record a significant cumulative share-based compensation expense for these options in the quarter of completing the initial public offering.

(t) Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the interim condensed consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also provides for the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. As of December 31, 2011, 2012 and 2013, the Group did not have any significant unrecognized uncertain tax positions or any interest or penalties associated with tax positions.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

(u) Employee Benefits

Full-time employees of the Group in the PRC are entitled to welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies (Continued)

makes contributions to the government for these benefits based on certain percentages of employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions. The Group recorded employee benefit expenses of RMB 16,894,274, RMB 21,287,847 and RMB 24,058,067 for the years ended December 31, 2011, 2012 and 2013, respectively.

(v) Government Subsidies

Government subsidies are cash subsidies received by the Group’s entities in the PRC from provincial and local government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes and to support the Group’s ongoing operations in the region. Cash subsidies are recorded in other operating income on the consolidated statements of comprehensive loss when received and when all conditions for their receipt have been satisfied. The Group recognized government subsidies of RMB 1,651,063, RMB 773,727 and RMB 1,688,560 in the years ended December 31, 2011, 2012 and 2013, respectively.

(w) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(x) Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive income (loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(y) Segment Reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, Therefore, no geographical segments are presented.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. Principal Accounting Policies (Continued)

(z) Deferred offering costs

Deferred offering costs consist principally of legal, printing and registration costs in connection with the initial public offering (“IPO”) of Tuniu Corporation’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. Deferred offering costs as of December 31, 2013 amounted to RMB2,127,187 (US$351,386) and were included in other non-current assets on the consolidated balance sheets.

(aa) Recently Issued Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires the Company to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income on the Company’s consolidated statement of comprehensive income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. This update does not change the current requirements for reporting net income or other comprehensive income in the consolidated financial statements of the Company, but does require the Company to provide information about the amounts reclassified out of accumulated other comprehensive income by component. This standard is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have an impact on the Company’s consolidated balance sheets, statements of comprehensive loss, or statements of cash flows.

In March 2013, the FASB issued ASU No. 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This ASU requires the release of cumulative translation adjustments into net income when an entity ceases to have a controlling financial interest resulting in the complete or substantially complete liquidation of a subsidiary or group of assets within a foreign entity. The guidance will be effective prospectively for reporting periods beginning after December 15, 2013. The Company is currently evaluating the impact of adopting this guidance.

In July 2013, the FASB issued, ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU clarifies that an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The guidance will be effective prospectively for reporting periods beginning after December 15, 2013. The Company is currently assessing the potential impact on the adoption of this guidance on its consolidated financial statements.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

3. Risks and Concentration

(a) Credit and Concentration Risks

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, and accounts receivables. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its customers, as customers usually prepay for travel services. Accounts receivable are typically unsecured and are derived from third parties such as insurance companies for trade purposes. The risk with respect to accounts receivable is mitigated by credit evaluations performed on business partners and ongoing monitoring processes on outstanding balances. No individual customer accounted for more than 10% of net revenues in years ended December 31, 2011, 2012 and 2013.

(b) Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB. The RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes influenced by central government policies, and international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Prepayments to suppliers	51,878,570	120,061,975	274,418,870	45,330,768
Interest income receivable	321,146	131,304	3,767,451	622,339
Others	4,434,849	6,856,563	8,373,926	1,383,274

Total	56,634,565	127,049,842	286,560,247	47,336,381

Prepayments to suppliers represent prepayments made for reserving tour availabilities. Other current assets include prepaid advertising fees and prepaid rent.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

5. Property and Equipment, Net

The following is a summary of property and equipment, net:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Computers and equipment	16,959,170	22,583,330	25,307,217	4,180,455
Leasehold improvements	10,165,328	19,519,922	19,649,572	3,245,878
Furniture and fixtures	1,383,028	3,204,873	3,212,488	530,665
Software	1,745,818	2,388,299	3,537,387	584,335

Total	30,253,344	47,696,424	51,706,664	8,541,333
Less: Accumulated depreciation	(8,871,466)	(18,913,559)	(26,855,361)	(4,436,190)

Property and equipment, net	21,381,878	28,782,865	24,851,303	4,105,143

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 was RMB 6,143,276, RMB 10,111,622 and RMB 8,764,423, respectively.

6. Accrued Expenses and Other Current Liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Deposits from customers	4,647,105	10,651,949	11,320,500	1,870,013
Accrued liabilities related to customer incentive programs	—	1,062,173	5,760,470	951,562
Accrued professional service fees	1,690,293	2,962,000	3,467,453	572,782
Accrued sales and marketing expenses	1,617,853	3,568,297	3,029,033	500,361
Funds collected on behalf of insurance companies	2,479,648	1,293,147	670,917	110,828
Accrued initial public offering related costs	—	—	2,127,187	351,386
Others	1,713,281	1,396,910	3,356,530	554,459

Total	12,148,180	20,934,476	29,732,090	4,911,391

Deposits from customers represent cash paid to the Group as a deposit for international tours, and such amount is refundable upon completion of the tours.

7. Short-term Investments

The Company’s short-term investments comprised of financial products issued by banks or other financial institutions, and they are classified as held-to-maturity investments based on the Company’s intent and ability to hold them until maturity. Held-to-maturity securities are reported at amortized cost, and are subject to impairment tests. Given the short-term nature, the carrying value of short-term investments approximate their fair value. There was no other-than-temporary impairment of short-term investments in years ended December 31, 2011, 2012 and 2013.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

8. Income Taxes

The Company is registered in the Cayman Islands. The Company generated substantially all of its income (loss) from its PRC operations for the years ended December 31, 2011, 2012 and 2013.

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. The operations in Hong Kong have incurred net accumulated operating losses for income tax purposes.

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident Enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Nanjing Tuniu obtained in 2010 its HNTE certificate with a valid period of three years and successfully obtained the governmental approval in 2013 to renew its qualification as a HNTE for additional three years. Therefore, Nanjing Tuniu is eligible to enjoy a preferential tax rate of 15% from 2013 to 2015 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Nanjing Tuniu also obtained a software company certificate in 2012. Pursuant to such certificate, Nanjing Tuniu qualifies for a tax holiday during which it is entitled to an exemption from enterprise income tax for two years commencing from its first profit-making year of operation and a 50% reduction of enterprise income tax for the following three years.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

8. Income Taxes (Continued)

As the Group had net operating losses for the years ended December 31, 2011, 2012 and 2013, it has not incurred any PRC income taxes for those periods, with the exception of one operating entity, which incurred immaterial income tax expenses in 2013.

The following table sets forth a reconciliation between the statutory EIT rate and the effective tax rate:

	For the Years Ended December 31,
	2011	2012	2013
Statutory income tax rates	25.0%	25.0%	25%
Change in valuation allowance	(22.6%)	(19.9%)	(20.1%)
Permanent book-tax differences	(2.4%)	(5.2%)	(4.9%)
Difference in EIT rates of certain subsidiaries	0.0%	(0.0%)	0.0%

Effective tax rate	0.0%	(0.1%)	0.0%

Deferred Tax Assets

The following table sets forth the significant components of deferred tax assets and liabilities:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Current
Deferred tax assets:
Accruals and others	3,318,090	1,400,198	3,726,090	615,506
Less: valuation allowance	(3,318,090)	(1,400,198)	(3,726,090)	(615,506)

Total current deferred tax assets, net	—	—	—	—

Non-current
Deferred tax assets:
Net operating loss carryforwards	12,943,500	29,963,459	40,980,595	6,769,512
Carryforwards of undeducted advertising expenses	7,365,464	2,951,385	1,414,030	233,581

Subtotal	20,308,964	32,914,844	42,394,625	7,003,093
Less: valuation allowance	(20,308,964)	(32,914,844)	(42,394,625)	(7,003,093)

Total non-current deferred tax assets, net	—	—	—	—

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

8. Income Taxes (Continued)

As of December 31, 2013, the Group had net operating loss carryforwards of RMB 166,094,229 (US$27,436,812) which can be carried forward to offset taxable income. The carryforward period for net operating losses under the EIT Law is five years. The net operating loss carryforwards of the Group will start to expire in 2015 for the amount of RMB 1,478,876 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2016 and 2019. There is no expiration for the advertising expenses carryforwards. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for deferred tax assets as of December 31, 2011, 2012 and 2013.

Movement of valuation allowance

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Balance at beginning of the year	6,539,948	23,627,054	34,315,042	5,668,441
Provision	17,087,106	10,687,988	11,805,673	1,950,158

Balance at the end of the year	23,627,054	34,315,042	46,120,715	7,618,599

9. Convertible Preferred Shares

In August 2008, the Company entered into an agreement with Gobi Fund II L.P. (“Gobi”) and issued 20,000,000 Series A Convertible Preferred Shares (“Series A Preferred Shares”) at the purchase price of US$0.10 per share for a total consideration of US$2,000,000 (RMB 13,660,360) in cash.

In December 2009, the Company entered into a series of agreements with DCM V, L.P., DCM Affiliates Fund V, L.P. ( “DCM”) and Gobi and issued 21,564,115 Series B Convertible Preferred Shares (“Series B Preferred Shares”) at the purchase price of US$0.3478 per share for a total consideration of US$7,500,000 (RMB51,211,500) in cash.

In March 2011, the Company entered into a series of agreements with four institutional investors and issued 25,782,056 Series C Convertible Preferred Shares (“Series C Preferred Shares”) at the purchase price of US$1.7454 per share for a total consideration of US$45,000,000 (RMB295,183,500) in cash.

In August 2013, the Company entered into an agreement with Esta Investments Pte Ltd (“Esta”) and issued 18,142,893 Series D Convertible Preferred Shares (“Series D Preferred Shares”) at the purchase price of

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

9. Convertible Preferred Shares (Continued)

US$2.7559 per share for a total consideration of US$50,000,000 (RMB 308,345,000) in cash. Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares are collectively referred to as “Convertible Preferred Shares.”

Accounting for Convertible Preferred Shares

The Convertible Preferred Shares are redeemable upon a liquidation event, including a deemed liquidation event (e.g., change in control), and as such are presented as mezzanine equity on the consolidated balance sheets. In accordance with ASC 480-10-S99, each issuance of the Convertible Preferred Shares should be recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for Series A, Series B, Series C, and Series D Preferred Shares were US$ 26,755 (RMB 182,576), US$ 340,000 (RMB 2,321,384), US$ 755,000 (RMB 4,927,809), and US$ 335,123 (RMB 2,059,507), respectively. Since the Convertible Preferred Shares are not redeemable until the occurrence of a liquidation event, no subsequent accretion to the respective redemption values is necessary until it is probable a liquidation event is to occur. To-date, no liquidation or deemed liquidation events have occurred or are probable. Accordingly there have been no accretive costs to the convertible preferred shares have been recorded for the periods presented.

The preferred shareholders have the ability to convert the Convertible Preferred Shares into the Company’s ordinary shares at any time, at the option of the holder, on a one to one share basis. Upon the occurrence of certain events, the conversion ratio may be subsequently adjusted. The Company evaluated the embedded conversion option in the Convertible Preferred Shares to determine if there were any embedded derivatives requiring bifurcation. The conversion options of the Convertible Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor are they readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated. As the Convertible Preferred Shares are convertible at any time at the option of the holder and the embedded conversion options are not bifurcated, the Convertible Preferred Shares were further evaluated to determine if there were any Beneficial Conversion Features (“BCF”). BCFs exist when the accounting conversion price of the Convertible Preferred Shares is lower than the fair value of the Company’s ordinary shares at the commitment date. The Company has determined that there was no BCF attributable to any of the Convertible Preferred Shares because the initial accounting conversion prices were higher than the fair value of the Company’s ordinary shares determined. The fair value of the Company’s ordinary shares on the commitment date was estimated by the Company with the assistance of an independent valuation firm. The Company will continue to assess any potential BCF which could result from potential changes in conversion price upon the occurrence of certain events. Since issuance, there have been no events that would trigger an adjustment to the conversion prices of the Convertible Preferred Shares.

The Company assesses whether an amendment to the terms of its convertible preferred shares is an extinguishment or a modification using the fair value model. When convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible preferred shareholders and the carrying amount of the convertible preferred shares (net of issuance costs) is treated as deemed dividends to the preferred shareholders. The Company considers that a significant change in fair value after the change of the terms to be substantive and thus triggers extinguishment. A change in fair value which is not significant immediately after the change of the terms is considered non-substantive and thus is subject to modification accounting.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

9. Convertible Preferred Shares (Continued)

Repurchases and Redesignations of Series A Preferred Shares

In March 2011, the Company repurchased 2,864,673 Series A Preferred Shares from Gobi at US$1.7454 per share for an aggregate price of US$5,000,000 (“Repurchase”). The Company accounted for the Repurchase as an extinguishment of the Series A Preferred Shares repurchased and recorded an increase of accumulated deficit based on the difference between the US$5,000,000 paid and the carrying amount of such Series A Preferred Shares.

In August 2013, the Company noted it needs to complete certain legal administrative procedures related to canceling the Series A Preferred Shares from the Repurchase in 2011. The Company decided to fulfill the requirement in conjunction with the issuance of Series D through the following transactions entered at the same time and in contemplation of each other: (1) the Company issued 15,278,220 Series D Preferred Shares directly to Esta for US$45,000,000; (2) the Company reissued 2,864,673 Series A Preferred Shares repurchased from Gobi and redesignated such shares into Series D Preferred Shares on a one-for-one basis; (3) Gobi then sold these Series D Preferred Shares to Esta for US $5,000,000; and ; (4) Gobi paid the US$5,000,000 received from Esta to the Company.

The economics as a result of these transactions are that Esta purchased a total of 18,142,893 Series D Preferred Shares for an aggregate price of US$50,000,000; even though the Company and Gobi exchanged Series A Preferred Shares and cash, such exchange was based on terms identical to those from the 2011 Repurchase, and neither the Company nor Gobi gave away or received any additional value in these transactions. The reissuance and redesignation of Series A Preferred Shares, therefore, is in substance a mechanism to issue 2,864,673 Series D Preferred Shares to Esta, and the Company had accounted for this transaction as such.

Also in August 2013, the Company redesignated 3,628,579 Series A Preferred Shares held by Gobi into Series D Preferred Shares, and Gobi then transferred 1,297,765 Series D Preferred Shares, 31,666 Series D Preferred Shares and 2,299,148 Series D Preferred Shares to DCM V, L.P., DCM Affiliates Fund V, L.P. and DCM Hybrid RMB Fund, L.P., respectively, at the purchase price of US $2.7559 per share for a total consideration of US $10,000,000 (RMB 61,666,000) in cash. Such redesignation, in substance, is the same as a repurchase of Series A Preferred Shares from Gobi and a separate issuance of Series D Preferred Shares to DCM and DCM Hybrid RMB Fund, L.P.. The Company accounted for such redesignation as an extinguishment of 3,628,579 Series A Preferred Shares repurchased and recorded an increase in accumulated deficit based on the difference between the fair value of the consideration transferred to Gobi (i.e., fair value of Series D Preferred Shares) and the carrying amount of such Series A Preferred Shares.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

9. Convertible Preferred Shares (Continued)

Information about the Company’s Convertible Preferred Shares outstanding is as follows, excluding issuance cost:

	Series A Preferred Shares		Series B Preferred Shares		Series C Preferred Shares		Series D Preferred Shares
(in USD)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2012	17,135,327	1,713,533	21,564,115	7,500,000	25,782,056	45,000,000	—	—

Issuance of Series D Preferred Shares	—	—	—	—	—	—	15,278,220	45,000,000
Issuance of Series A Preferred Shares	2,864,673	5,000,000	—	—	—	—	—	—
Redesignation of Series A to Series D Preferred Shares	(2,864,673)	(5,000,000)	—	—	—	—	2,864,673	5,000,000
Redesignation of Series A to Series D Preferred Shares	(3,628,579)	(362,859)	—	—	—	—	3,628,579	10,000,000

Balance as of December 31, 2013	13,506,748	1,350,674	21,564,115	7,500,000	25,782,056	45,000,000	21,771,472	60,000,000

The difference between the Series A Preferred Shares and the Series D Preferred Shares amount is recorded as deemed dividends and an increase to accumulated deficit in the year ended December 31, 2013, as this redesignation is accounted for as an extinguishment of Series A Preferred Shares.

Terms of the Convertible Preferred Shares

Key terms of the Convertible Preferred Shares are summarized as follows:

a. Dividends

The holders of the Series B, Series C and Series D Preferred Shares are entitled to receive dividends at the rate of 8% of the original Preferred Share issue price per annum, when and if declared by the Board of Directors of the Company, prior and in preference to the Series A Preferred Shares holders, ordinary shareholders or any other class of shareholders on an as-converted basis. The dividend of the Convertible Preferred Shares shall be non-cumulative.

The holders of the Convertible Preferred Shares are also entitled to receive any other dividend, when and if declared by the Board on an as-converted basis.

b. Liquidation preference

Upon the occurrence of any liquidation or deemed liquidation, the holders of the Series A, Series B, Series C, and Series D Preferred Shares shall be entitled to receive, before any distribution or payment to the holders of the ordinary shares of the Company, an amount equal to 150% of their original issue price for Series A Preferred Shares, 100% of their original issue price for Series B Preferred Shares, 100% of their original issue price for Series C Preferred Shares and 100% of their original issue price for Series D Preferred Shares, respectively, as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, plus all declared and unpaid dividends.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

9. Convertible Preferred Shares (Continued)

If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series D Preferred Shares shall be entitled to be paid first out of the assets of the Company available for distribution among the Shareholders, prior and in preference to any payment on all other series of preferred shares and ordinary shares, followed in sequence by Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares.

After payment of the full preferential amounts, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of Series A, Series B, Series C and Series D Preferred Shares and ordinary shares in proportion to the number of outstanding shares held by each such holder on an as converted basis.

The liquidation preference described above shall terminate upon a Qualified Initial Public Offering as defined in the Memorandum and Articles of Association.

c. Redemption

All Convertible Preferred Shares are redeemable only upon a liquidation event or deemed liquidation events (e.g., change in control), as defined in the Memorandum and Articles of Association.

d. Conversion

The Convertible Preferred Shares are convertible, at the option of the holders, into the Company’s ordinary shares at an initial conversion ratio of 1:1 at any time after the original issuance date. In the event that the Company issues additional ordinary shares at a price lower than the then-applicable conversion price for the Preferred Shares, the conversion price of the Convertible Preferred Shares shall be adjusted. The conversion prices are also subject to adjustments upon certain dilution events. In addition, the Convertible Preferred Shares are automatically convertible into such number of ordinary shares of the Company as shall be determined by reference to the then effective and applicable conversion ratio upon the earlier of (i) the closing of a Qualified Initial Public Offering as defined in the Memorandum and Articles of Association, or (ii) the date specified by written consent or agreement of holders of a majority of the outstanding Series A, a majority of the outstanding Series B, 80% of the outstanding Series C and a majority of the outstanding Series D Preferred Shares, each voting as a separate class.

e. Voting rights

The Convertible Preferred Shares have voting rights equivalent to the number of ordinary shares into which they are convertible to. The holders of the Convertible Preferred Shares also have certain veto rights including, but not limited to, any increase or decrease in the total number of directors and change of board composition, appointment or removal of senior management, approval of business plan and operating budget, dividend declaration, any merger, split, reorganization or consolidation.

10. Ordinary Shares

In connection with the issuance of the Company’s Series D preferred shares, the Company amended its Memorandum and Articles of Association on August 16, 2013, which authorized the Company to issue a maximum of 209,623,922 shares with a par value of US$0.0001 per share, comprised of (i) 126,999,531 Ordinary Shares, and (ii) 82,624,391 Preferred Shares, of which 13,506,748 shares are designated as Preferred A shares, 21,564,115 shares are designated as Preferred B Shares, 25,782,056 shares are designated as Preferred C Shares, and 21,771,472 shares are designated as Preferred D Shares.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

11. Share Incentive Plan

The Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) allows the plan administrator to grant options and restricted shares to the Company’s employees, directors, and consultants, up to a maximum of 11,500,000 ordinary shares. In December 2012, the Board of Directors approved an increase in the number of shares available for issuance under the plan to 18,375,140 ordinary shares.

Since adoption of the 2008 plan, the Company only granted options to employees and directors. All options granted have a contractual term of six years, and vest over a period of four years of continuous service, one fourth (1/4) of which vest upon the first anniversary of the date of grant and the remaining vest monthly thereafter in 36 equal monthly installments. Under the option plan, options are only exercisable upon occurrence of certain defined exercisable events, and options for which the service condition has been satisfied are forfeited should employment terminate three months prior to the occurrence of an exercisable event. The Group did not recognize any share-based compensation for the options granted as the performance condition is contingent upon an exercisable event which is not considered probable until the event happens. Share-based compensation expense of RMB 13,354,182 would be recognized immediately if an exercisable event had occurred as of December 31, 2013.

In 2013, the Group granted 7,445,310 options with a weighted average exercised price of US$ 0.55 per share. The following table summarizes the Company’s option activity under the 2008 plan:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		US$	In Years	US$	US$
Outstanding as of December 31, 2010	5,905,555	0.09	4.55	1,493,234	0.05
Granted	4,485,000	0.29	—	—	0.38
Forfeited	(290,500)	0.20	—	—	0.31

Outstanding as of December 31, 2011	10,100,055	0.18	4.26	6,000,332	0.19

Granted	1,089,700	1.14	—	—	0.30
Forfeited	(610,984)	0.66	—	—	0.30

Outstanding as of December 31, 2012	10,578,771	0.25	3.39	7,218,178	0.19

Granted	7,445,310	0.55	—	—	0.9
Forfeited	(392,128)	0.38	—	—	0.33

Outstanding as of December 31, 2013	17,631,953	0.37	3.67	28,284,725	0.49

Vested and expected to vest at December 31, 2013	8,527,611	0.19	2.14	15,259,825	0.16

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date. As a result of the exercisable event conditions included in the option plan, none of the options vested were exercisable as of December 31, 2013.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

11. Share Incentive Plan (Continued)

The grant date fair value of each option is calculated using a binomial option pricing model by the Company, with the assistance from an independent valuation firm. The Company is ultimately responsible for the determination of all amounts related to share-based compensation. The fair value of each option grant was estimated on the date of grant with the following assumptions:

	For the Years Ended December 31,
	2011	2012	2013
Expected volatility	55%	55%	50%-52%
Risk-free interest rate (per annum)	2.44%	1.52%	1.08%-1.75%
Exercise multiple	2.2 -2.8	2.2 -2.8	2.2-2.8
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	6	6	6
Expected forfeiture rate (post-vesting)	0% -20%	0% -20%	0%-20%
Fair value of the underlying shares on the date of option grants (US$)	0.55-0.76	0.76	0.91-1.98

The Group estimated the expected volatility at the date of grant date and each option valuation date based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments on its ordinary shares in the foreseeable future. Expected term is the contract life of the option, and estimated forfeiture rates are determined based on historical employee turnover rate after each option grant.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

12. Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Numerator:
Net loss:	(91,949,864)	(107,189,923)	(79,632,079)	(13,154,282)
Less: Deemed dividends upon repurchase of Series A Preferred Shares	(30,929,261)	—	—	—
Less: Deemed dividends upon redesignation of Series A Preferred Shares	—	—	(59,428,400)	(9,816,872)

Numerator for basic and diluted net loss per share	(122,879,125)	(107,189,923)	(139,060,479)	(22,971,154)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	26,000,000	26,000,000	26,000,000	26,000,000
Basic and diluted net loss per share attributable to the Company’s ordinary shareholders	(4.73)	(4.12)	(5.35)	(0.88)

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the years ended December 31, 2011, 2012 and 2013, the Series A, Series B, Series C and Series D Preferred Shares of 60,259,049; 64,481,498 and 71,291,296, respectively, on a weighted average basis were also anti-dilutive and excluded from the calculation of diluted net loss per share.

The Company’s Convertible Preferred Shares were participating securities because they had contractual rights to share in the profits but not losses of the Company. For the years ended December 31, 2011, 2012 and 2013, the two-class method was not used in computing basic and diluted loss per share as the Company was in a net loss position. The effects of all outstanding share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2011, 2012 and 2013 as their effects would be anti-dilutive. Convertible Preferred Shares have also been excluded from the computation of diluted loss per share for the years ended December 31, 2011, 2012 and 2013 as their effects would be anti-dilutive.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

13. Commitments and Contingencies

(a) Operating Lease Agreement

The Group leases its facilities and offices under non-cancelable operating lease agreements.

Certain of these arrangements contain free or escalating rent clauses. The Group recognizes rental expense under such arrangements on a straight-line basis over the initial term of the lease. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2021. Rental expenses amounting to RMB 9,964,381, RMB 13,815,974 and RMB 12,582,318 during the years ended December 31, 2011, 2012 and 2013, respectively, were charged to the statement of comprehensive loss when incurred. The difference between the straight-line expense and the cash paid for rent was recorded as deferred rent liabilities.

Future minimum payments under non-cancelable operating leases consist of the following as of December 31, 2013.

	2014	2015	2016	2017	2018	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Minimum lease payments	6,447,626	13,534,375	13,169,764	13,074,629	13,074,629	29,417,914	88,718,937

(b) Capital and Other Commitments

The Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2013.

(c) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

14. Unaudited Pro Forma Loss Per Share for Conversion of Preferred Shares

Unaudited pro forma balance sheet information as of December 31, 2013 assumes the automatic conversion of all of the outstanding preferred shares into ordinary shares at the original conversion ratio as described in note 9, as if the exercise and conversion had occurred as of December 31, 2013. Additionally, the unaudited pro forma balance sheet information reflect the share-based compensation expense of RMB 13,354,182, associated with options for which the service condition was satisfied as of December 31, 2013, and which the Company expects to record upon completion of the initial public offering.

Unaudited pro forma basic and diluted net loss per share was computed to give effect to the automatic conversion of Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, and Series D Preferred Shares using the if converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. In addition, the numerator for pro forma basic and diluted net loss

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

14. Unaudited Pro Forma Loss Per Share for Conversion of Preferred Shares (Continued)

per share give effect to the share-based compensation expense the Company would record upon occurrence of an exercisable event as further defined in Note 11—Share incentive plan. The pro forma adjustment amount includes RMB 5,908,590 of cumulative share-based compensation expense which the Company would have recorded assuming the initial public offering had occurred at the beginning of the period, and RMB 7,445,592 of share-based compensation expense the Company would have recorded for the year ended December 31, 2013.

	For the Years Ended December 31, 2013
	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(139,060,479)	(22,971,155)
Pro forma adjustment to reflect share-based compensation expense to be recorded upon completion of the Company’s initial public offering	(13,354,182)	(2,205,954)

Numerator for pro forma basic and diluted net loss per share	(152,414,661)	(25,177,109)

Denominator:
Weighted average number of ordinary shares outstanding	26,000,000	26,000,000
Weighted average number of Preferred A Share conversion	15,773,367	15,773,367
Weighted average number of Preferred B Share conversion	21,564,115	21,564,115
Weighted average number of Preferred C Share conversion	25,782,056	25,782,056
Weighted average number of Preferred D Share conversion	8,171,758	8,171,758

Denominator for pro forma basic net loss per share	97,291,296	97,291,296
Dilutive effect of options	—	—
Denominator for pro forma diluted net loss per share	97,291,296	97,291,296

Pro forma net loss per ordinary share:	(1.57)	(0.26)

The effects of all outstanding share options have been excluded from the computation of pro forma diluted net loss per share for the year ended December 31, 2013 as their effects would be anti-dilutive.

15. Subsequent Events

On February 13, 2014, the Board has approved that all of the Company’s existing ordinary shares will be redesignated as Class B ordinary shares and all of the Company’s outstanding preferred shares will be redesignated or automatically converted into Class B ordinary shares on a one-for-one basis immediately prior to the completion of the Company’s IPO. All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into the equivalent number of Class A ordinary shares.

The Group has performed an evaluation of subsequent events through March 6, 2014, which is the date the financial statements were issued, with no other events or transactions needing recognition or disclosure identified.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

16. Restricted Net Assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries and Affiliated Entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. As the Group’s PRC subsidiaries and consolidated Affiliated Entities have accumulated deficit, they have not started to contribute to the staff welfare and bonus funds. In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and Affiliated Companies and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries and Affiliated Entities’ net assets was RMB 282 million, or 97% of the Group’s total consolidated net assets as of December 31, 2013.

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries and Affiliated Entities under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries and Affiliated Entities”.

The Company’s accounting policies are the same as the Group’s policies with the exception of the accounting for the investments in subsidiaries and VIEs. As of December 31, 2011, 2012 and 2013, the Company had no significant capital and other commitments, long-term obligations, or guarantee.

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

17. Condensed Financial Information of the Parent Company

BALANCE SHEETS

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$(Note2(c))
ASSETS
Current assets:
Cash and cash equivalents	247,505,259	97,519,531	301,976,515	49,882,967
Amounts due from subsidiaries	1,101,741	84,138,988	17,860,046	2,950,270
Prepayments and other current assets	47,039	—	1,247,811	206,124

Total current assets	248,654,039	181,658,519	321,084,372	53,039,361

Other non-current assets	—	—	2,127,187	351,386

Total assets	248,654,039	181,658,519	323,211,559	53,390,747

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Amounts due to subsidiaries	19,594,453	—	—	—
Accrued expenses and other current liabilities	1,226,107	2,874,108	4,722,120	780,039

Total current liabilities	20,820,560	2,874,108	4,722,120	780,039

Non-current liabilities:
Investments (deficit) in subsidiaries and affiliated entities	51,005,004	109,208,180	27,133,711	4,482,170

Total non-current liabilities	51,005,004	109,208,180	27,133,711	4,482,170

Total liabilities	71,825,564	112,082,288	31,855,831	5,262,209

Commitments and contingencies (Note 13)

Mezzanine equity:
Series A Convertible Preferred Shares (US$0.0001 par value; 20,000,000 shares authorized, 17,135,327 shares issued and outstanding as of December 31, 2011 and 2012; 13,506,748 shares issued and outstanding as of December 31, 2013)	11,598,043	11,598,043	9,360,443	1,546,235
Series B Convertible Preferred Shares (US$0.0001 par value; 21,564,115 shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013)	48,890,116	48,890,116	48,890,116	8,076,072
Series C Convertible Preferred Shares (US$0.0001 par value; 25,782,056 shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013)	290,255,691	290,255,691	290,255,691	47,946,824
Series D Convertible Preferred Shares (US$0.0001 par value; nil as of December 31, 2011 and 2012; 21,771,472 shares authorized, issued and outstanding as of December 31, 2013)	—	—	367,934,993	60,778,531

Total mezzanine equity	350,743,850	350,743,850	716,441,243	118,347,662

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 80,435,885 shares as of December 31, 2011 and 2012, 126,999,531 shares as of December 31, 2013 authorized, 26,000,000 shares issued and outstanding as of December 31, 2011, 2012 and 2013)	17,757	17,757	17,757	2,933
Additional paid-in capital	200,000	200,000	200,000	33,038
Accumulated other comprehensive loss	(14,803,532)	(14,865,853)	(19,723,270)	(3,258,052)
Accumulated deficit	(159,329,600)	(266,519,523)	(405,580,002)	(66,997,043)

Total shareholders’ deficit	(173,915,375)	(281,167,619)	(425,085,515)	(70,219,124)

Total liabilities, mezzanine equity and shareholders’ deficit	248,654,039	181,658,519	323,211,559	53,390,747

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

17. Condensed Financial Information of the Parent Company (Continued)

STATEMENTS OF COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$(Note 2(c))
Revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:	—	—
Research and product development	—	—	—	—
Sales and marketing	—	—	—	—
General and administrative	(1,499,420)	(2,090,100)	(4,026,494)	(665,129)
Share of loss of subsidiaries and affiliated entities	(98,600,361)	(108,975,736)	(77,414,051)	(12,787,890)
Other operating income	—	—	—	—

Total operating expenses	(100,099,781)	(111,065,836)	(81,440,545)	(13,453,019)

Loss from operations	(100,099,781)	(111,065,836)	(81,440,545)	(13,453,019)

Other income/(expense):
Interest income	895,032	4,356,806	1,737,572	287,026
Foreign exchange related gains/(loss), net	7,254,885	(480,893)	70,894	11,711
Other income, net	—	—	—	—

Loss before provision for income taxes	(91,949,864)	(107,189,923)	(79,632,079)	(13,154,282)

Provision for income taxes	—	—	—	—

Net loss	(91,949,864)	(107,189,923)	(79,632,079)	(13,154,282)

Deemed dividends to preferred shareholders	(30,929,261)	—	(59,428,400)	(9,816,872)

Net loss attributable to ordinary shareholders	(122,879,125)	(107,189,923)	(139,060,479)	(22,971,154)

Net loss	(91,949,864)	(107,189,923)	(79,632,079)	(13,154,282)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(12,194,682)	(237,281)	(5,331,216)	(880,654)

Comprehensive loss	(104,144,546)	(107,427,204)	(84,963,295)	(14,034,936)

TUNIU CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

17. Condensed Financial Information of the Parent Company (Continued)

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$(Note2(c))
Cash flows used in operating activities	(730,147)	(489,138)	(3,057,858)	(505,122)
Cash flows used in investing activities	(26,977,047)	(148,778,745)	(93,595,112)	(15,460,811)
Cash flows from financing activities	257,446,689	—	306,360,473	50,607,145
Effect of exchange rate changes on cash	(4,936,483)	(717,845)	(5,250,519)	(867,324)

Net increase/ (decrease) in cash and cash equivalents	224,803,012	(149,985,728)	204,456,984	33,773,888
Cash and cash equivalents, beginning of year	22,702,247	247,505,259	97,519,531	16,109,079

Cash and cash equivalents, end of year	247,505,259	97,519,531	301,976,515	49,882,967

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. The post-offering amended and restated articles of association that we expect to adopt to become effective upon completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through fraud or dishonesty.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration in U.S. Dollars	Underwriting Discount and Commission

Sequoia Capital 2010 CV Holdco, Ltd.	March 21, 2011	14,323,364 Series C preferred shares	US$25,000,000.00	Not applicable

RS Empowerment, Inc.	March 21, 2011	5,729,346 Series C preferred shares	US$10,000,000.00	Not applicable

DCM V, L.P.	March 21, 2011	2,796,438 Series C preferred shares	US$4,880,903.00	Not applicable

DCM Affiliates Fund V, L.P.	March 21, 2011	68,235 Series C preferred shares	US$119,097.00	Not applicable

Highland VIII—LUX(2) S.a.r.l	March 25, 2011	2,864,673 Series C preferred shares	US$5,000,000.00	Not applicable

Gobi Fund II, L.P.	August 28, 2013	2,864,673 Series A preferred shares	US$5,000,000.00	Not applicable

Esta Investments Pte Ltd.	August 28, 2013	15,278,220 Series D preferred shares	US$45,000,000.00	Not applicable

Certain employees	March 11, 2011— November 30, 2013	Options to purchase 13,020,010 ordinary shares	Past and future services to our company	Not applicable

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                     , on                     , 2014.

Tuniu Corporation

By:
Name: Dunde Yu
Title: Chairman and chief executive officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of              and              as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Dunde Yu	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	, 2014

Haifeng Yan	Director and Chief Operating Officer	, 2014

Thomas Gai Tei Tsao	Director	, 2014

Frank Lin	Director	, 2014

Steve Yue Ji	Director	, 2014

Eugene Chehchun Huang	Director	, 2014

Conor Chia-hung Yang	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Tuniu Corporation. has signed this registration statement or amendment thereto in                      on                     , 2014.

Authorized U.S. Representative

By:
Name: [Law Debenture Corporate Services Inc.]
Title:

Tuniu Corporation

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Class A ordinary shares

4.3*	Deposit Agreement, dated as of , among the Registrant, the depositary and holders of the American Depositary Receipts

4.4	Third Amended and Restated Investors’ Rights Agreement dated as of August 28, 2013 among the Registrant, its ordinary shareholders, preferred shareholders and several other parties named therein

5.1	Form of Opinion of Travers Thorp Alberga regarding the validity of the Class A ordinary shares being registered

8.1	Form of Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters

8.3	Form of Opinion of Jun He Law Offices regarding certain PRC tax matters

10.1	2008 Incentive Compensation Plan

10.2*	Form of Indemnification Agreement with the Registrant’s directors

10.3*	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant

10.4	English translation of Amended and Restated Cooperation Agreement dated January 24, 2014 between Beijing Tuniu and Nanjing Tuniu

10.5	English translation of Shareholders’ Voting Rights Agreement dated September 17, 2008 among Beijing Tuniu, Nanjing Tuniu and the shareholders of Nanjing Tuniu

10.6	English translation of Amended and Restated Powers of Attorney dated January 24, 2014 granted to Beijing Tuniu by each of the shareholders of Nanjing Tuniu

10.7	English translation of Equity Interest Pledge Agreement dated September 17, 2008 among Beijing Tuniu and the shareholders of Nanjing Tuniu

10.8	English translation of Amended and Restated Purchase Option Agreement dated January 24, 2014 among Beijing Tuniu and the shareholders of Nanjing Tuniu

21.1	Principal Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

23.2	Consent of Travers Thorp Alberga (included in Exhibit 5.1)

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)

23.4	Consent of Jun He Law Offices (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2	Form of Opinion of Jun He Law Offices regarding certain PRC law matters

99.3	Consent of iResearch

*	To be filed by amendment.